Exhibit 99.1

Notice of Annual Meeting of Shareholders

April 4, 2019

Go Paperless! Enroll now for e-delivery* of your next shareholder information package. Enrollment is quick and easy. See instructions in this package.
*available to shareholders in Canada

Notice of Annual Meeting of Shareholders

Date: Thursday, April 4, 2019

Time: 9:30 a.m. Eastern Daylight Time

Location: Centre Mont-Royal, Symposia Theatre, Main Floor, 1000 Sherbrooke St. W., Montreal, Québec

At the meeting you will be asked to:

1.	receive our financial statements for the year ended October 31, 2018 and the auditors’ report on the statements;
2.	elect directors;
3.	appoint auditors;
4.	vote on an advisory resolution about our executive compensation approach;
5.	vote on shareholder proposals; and
6.	consider any other business properly brought before the meeting.

By Order of the Board

Michelle Caturay

Senior Vice-President, Associate General

Counsel and Corporate Secretary

February 28, 2019

Your vote is important

You may vote at the meeting, online, by email, by fax, or by mail. See pages 2 to 4 of this Circular for instructions on voting and appointing a proxy. If you vote by proxy, please ensure that your vote is submitted so that it arrives by 9:30 a.m. (Eastern Daylight Time) on April 3, 2019.

Eligibility to vote

There were 443,896,481 common shares outstanding on February 15, 2019, our record date. Holders of common shares on that date are eligible to vote at the meeting (subject to Bank Act (Canada) restrictions).

Questions

If you have questions about matters being voted on at the meeting, you may contact AST Trust Company (Canada), our transfer agent, in Toronto at 416 682-3860 or toll free in Canada and the United States at 1 800 258-0499.

Special arrangements for meeting attendance

If you plan to attend the meeting and require special arrangements for hearing or access please contact the Corporate Secretary at corporate.secretary@cibc.com or 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2.

Dear fellow shareholder,

We are pleased to invite you to attend CIBC’s Annual Meeting of Shareholders on Thursday, April 4, 2019, at 9:30 a.m. (Eastern Daylight Time) at the Centre Mont-Royal, Symposia Theatre, 1000 Sherbrooke Street W., Montreal, Québec.

In this Circular you will find information on the business to be conducted at the meeting, our executive compensation approach and our governance practices. You have the opportunity to vote on important matters and your vote is very important.

This past year we continued our progress to focus collectively on building a relationship- oriented bank for a modern world. We made progress on further embedding a client-focused culture across our bank and we invested in our cross-border platform. We focused on strengthening our relationships with our clients and delivering consistently high-quality earnings across CIBC.

We remained focused on meeting our responsibilities to support the long-term strength and prosperity of the people and communities we serve. This is true at the corporate level with our commitment to sustainability and our support for social and economic development, as well as at the individual level, where our generous team members give back day in and day out.

At the meeting, you will hear more about CIBC’s 2018 performance and progress on our strategy. Board members and executive officers will be available to answer your questions.

You can also watch the meeting online through a live webcast at www.cibc.com, in the Investor Relations section, which will be archived on our website until the next annual meeting.

We thank you for your continued support of CIBC and look forward to your participation at the meeting.

Sincerely,

John P. Manley	Victor G. Dodig
Chair of the Board	President and Chief Executive Officer

Management Proxy Circular

Information in the 2019 Management Proxy Circular (the “Circular”) is as at February 15, 2019 and all dollar figures are in Canadian currency, unless indicated otherwise.

Table of Contents

1	Business of the Meeting

2	Voting Information

5	Shareholder Proposals

10	Directors
	10	Director Nominees
	27	Director Compensation

31	Board Committee Reports

40	Statement of Corporate Governance Practices
56	Message to our Fellow Shareholders

59	Compensation Discussion and Analysis
	59	Compensation Philosophy, Practices and Governance
	61	Approach to Executive Compensation
	68	2018 Performance and Compensation
	76	Talent Management and Succession Planning
	77	Inclusion and Diversity
78	Compensation Disclosure

93	Other Information
	93	Indebtedness of Directors and Executive Officers
	93	Directors’ and Officers’ Liability Insurance
	93	Indemnification
	94	Information about CIBC
	94	Vote Results and Minutes of Meeting
	94	Contacting CIBC’s Board of Directors
	94	Directors’ Approval

Glossary of Acronyms

AFV	Accounting Fair Value
AIP	Annual Incentive Plan AML Anti-Money Laundering
BPF	Business Performance Factor
Bps	basis points
CAO	Chief Administrative Officer
CD&A	Compensation Discussion and Analysis
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CM	Capital Markets
COMR	Cost of Management Ratio
CRO	Chief Risk Officer
CSA	Canadian Securities Administrators
CX	Client Experience
DSU	Deferred Share Unit
EPS	Earnings per Share
ESG	Environmental, Social and Governance
ESOP	Employee Stock Option Plan
ESPP	Employee Share Purchase Plan
EXCO	Executive Committee
EY	Ernst & Young LLP
FSB	Financial Stability Board
IFRS	International Financial Reporting Standards
IPF	Individual Performance Factor
MD&A	Management’s Discussion and Analysis
MÉDAC	Mouvement d’éducation et de défense des actionnaires
NEO	Named Executive Officer
NIAT	Net Income After Tax
NIX	Non-interest expense to revenue
NYSE	New York Stock Exchange options Stock Options
PCAOB	Public Company Accounting Oversight Board (United States)
PSU	Performance Share Unit
ROE	Return on Equity
RSA	Restricted Share Award
S&P	Standard & Poor
SARs	Stock Appreciation Rights
SBU	Strategic Business Unit
SEC	U.S. Securities and Exchange Commission
SERP	Supplemental Executive Retirement Plan
TCFD	Task Force on Climate-related Financial Disclosure
TDC	Total Direct Compensation
TSR	Total Shareholder Return
TSX	Toronto Stock Exchange

The CIBC Box Design is a trademark of CIBC.

Business of the Meeting

1.	Financial Statements

The consolidated financial statements of CIBC for the year ended October 31, 2018 are in the 2018 Annual Report sent to shareholders and posted to CIBC’s website at www.cibc.com.

2.	Election of Directors

You will be asked to elect the proposed nominees as directors of CIBC. There are 15 people being nominated to serve on CIBC’s Board until the earlier of the next annual meeting of shareholders or when the director retires from the Board. Information about our director nominees starts on page 10. The Board recommends that you vote FOR each director nominee.

3.	Appointment of Auditors

You will be asked to appoint Ernst & Young LLP (EY) as auditors of CIBC. EY has served as the auditors of CIBC since December 2002. See page 34 for information on the Audit Committee’s annual assessment of EY’s effectiveness and service quality and a description of the fees paid to the auditors. The Board recommends that you vote FOR EY as our auditors.

4.	Advisory Resolution on our Executive Compensation Approach

You can have a “say on pay” by voting for or against an advisory resolution on our approach to executive compensation. Last year, 96% of shareholder votes were in favour of our executive compensation approach. We consider the vote part of our shareholder engagement process. The vote does not diminish the Board's role and responsibilities. Your vote is advisory under applicable law. Even though the resolution is not binding, the Board and the Management Resources and Compensation Committee consider the results of the vote in making future executive compensation decisions.

In addition, the Board and Management Resources and Compensation Committee welcome questions and comments about executive compensation. When reviewing its approach to executive compensation, the Committee considers shareholder feedback and any concerns that have been raised. If a concern is significant, we will disclose the Committee’s review process and the outcome of that review in our next management proxy circular.

For information on CIBC's approach to executive compensation and what the Board and Management Resources and Compensation Committee have done since the last annual meeting, see “Message to our Fellow Shareholders” and “Compensation Discussion and Analysis” starting on page 56. The Board recommends that you vote FOR the following advisory resolution on our approach to executive compensation.

RESOLVED that the shareholders accept the approach to executive compensation disclosed in CIBC's management proxy circular for the 2019 Annual Meeting of Shareholders.

5.	Shareholder Proposals

The Mouvement d'éducation et de défense des actionnaires (MÉDAC) submitted five shareholder proposals, set out on pages 5 to 9. You will be asked to vote on two of them. The Board recommends that you vote AGAINST these proposals and explains why following each proposal.

Shareholder proposals for next year’s Annual Meeting must be submitted by November 29, 2019.

1	CIBC PROXY CIRCULAR

Voting Information

Shareholder approval

A simple majority (more than 50%) of the votes cast, in person or by proxy, will constitute approval of each of the matters voted on at the meeting.

Who can vote

You are entitled to one vote for each common share you own on February 15, 2019, our record date. There were 443,896,481 outstanding common shares on that date. Subject to certain restrictions in the Bank Act (Canada) (the Bank Act), these shares are eligible to be voted at the meeting.

Shares cannot be voted if they are beneficially owned by:

•	the government of Canada or a province;
•	the government of a foreign country or any political subdivision of a foreign country;
•	any agencies of these entities;
•	a person who has acquired more than 10% of any class of shares of CIBC without the approval of the Minister of Finance; or
•	a person or entity controlled by a person that, in aggregate, are more than 20% of the eligible votes that may be cast unless permitted by the Minister of Finance.

To the knowledge of the directors and officers of CIBC, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the votes attached to any class of shares of CIBC.

How to vote if you are a registered shareholder

If you hold shares that are registered directly in your name, then you are a registered shareholder. You may vote in person at the meeting or by proxy using the proxy form in your package.

Voting in person – If you plan to attend the meeting and vote in person, do not complete or return the proxy form. When you arrive at the meeting, check in at the registration table.

Voting by proxy – You may vote by completing the proxy form and returning it to CIBC’s transfer agent, AST Trust Company (Canada). You can either mark your voting instructions on the proxy form or you can appoint another person as proxyholder to attend the meeting and vote your shares for you. Return your completed proxy by 9:30 a.m. (Eastern Daylight Time) on April 3, 2019 as set out below to ensure your vote is counted.

ONLINE: follow the instructions on your proxy form using the control number on your form;

EMAIL: scan both sides of your proxy form and email it to proxyvote@astfinancial.com;

FAX: fax both sides of your proxy form to AST Trust Company (Canada), at 416 368-2502 or 1 866 781-3111; or

MAIL: return your proxy form in the envelope provided or mail it to AST Trust Company (Canada), P.O. Box 721, Agincourt, Ontario, M1S 0A1, Attention: Proxy Department.

CIBC PROXY CIRCULAR	2

Voting Information

How to vote if you are a non-registered shareholder

If your shares are registered in the name of an intermediary, such as a bank, broker or trust company, then you are a non-registered shareholder and your intermediary included a voting instruction form with this Circular. Since we do not have unrestricted access to the names of our non-registered shareholders, we may not have a record of your shareholdings. You may vote in person at the meeting or through your intermediary.

Voting in person – If you plan to attend the meeting and vote in person, you should appoint yourself as proxyholder by writing your name in the space provided on the voting instruction form and returning it in the envelope provided. Do not complete the voting section because your vote will be taken at the meeting. When you arrive at the meeting, check in at the registration table. If you voted through your intermediary and would now like to vote in person, contact your intermediary to discuss whether this is possible and what procedures you need to follow.

Voting through your intermediary – You may vote by completing the voting instruction form and returning it to your intermediary. Your intermediary will vote your shares as you instruct.

If you appoint a proxyholder

If you want to appoint someone as your proxyholder to vote your shares for you, insert the person’s name in the blank space provided on the proxy form (if you are a registered shareholder) or voting instruction form (if you are a non-registered shareholder). The person you choose does not have to be a CIBC shareholder. You should be sure that this person is attending the meeting and is aware that he or she has been appointed to vote your shares. If you do not insert a name in the blank space, then John P. Manley, Chair of the Board, and Victor G. Dodig, President and Chief Executive Officer, will be appointed as your proxyholder.

Your proxyholder is authorized to vote and act for you at the meeting or any continuation or adjournment of the meeting. You can indicate on your proxy form or voting instruction form how you want your proxyholder to vote your shares and your proxyholder must follow your instructions. You can vote:

FOR or WITHHOLD	• on each proposed nominee for election as a director • on the appointment of auditors
FOR or AGAINST	• the advisory resolution on our executive compensation approach
FOR, AGAINST or ABSTAIN	• on the shareholder proposals

Otherwise, you can let your proxyholder decide for you. If you or your proxyholder do not give specific instructions, your shares will be voted:

FOR	• the election as directors of all nominees listed in the Circular • the appointment of Ernst & Young LLP as auditors • the advisory resolution on our executive compensation approach
AGAINST	• the shareholder proposals

3	CIBC PROXY CIRCULAR

Voting Information

Your proxyholder may also make decisions for you on amendments that are made to matters identified in the Notice of Meeting or other matters that properly come before the meeting.

Revoking your proxy – If you change your mind and want to revoke your proxy, you can do so by signing a written statement of your request (or by authorizing your lawyer in writing to sign a statement) and sending it to CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2, any time before 9:30 a.m. (Eastern Daylight Time) on April 3, 2019 or by delivering it to the registration table before the start of our meeting on April 4, 2019.

Confidentiality

To protect the confidentiality of your proxy, AST Trust Company (Canada) counts proxies and tabulates the results independently of CIBC and does not inform CIBC about how individual shareholders have voted except where required by law or where a shareholder’s comments are intended for management.

Solicitation of proxies

We are soliciting proxies primarily by mail but CIBC employees may contact you by phone or in writing. CIBC pays the cost of proxy solicitation.

CIBC PROXY CIRCULAR	4

Shareholder Proposals

MÉDAC, 82 Sherbrooke Street West, Montreal, Québec H2X 1X3, telephone: 514 286-1155, email: admin@medac.qc.ca, submitted five shareholder proposals. MÉDAC’s supporting proposals and arguments and CIBC’s position are set out below. After discussions with CIBC, MÉDAC agreed not to submit three of its proposals to a shareholder vote.

Proposals submitted for shareholder vote

Proposal No. 1

Disclosure of the compensation ratio - It is proposed that the Bank disclose the equity ratio used by the Compensation Committee in its compensation determination exercise.

Argument

Since its inception, MÉDAC has issued proposals to assure shareholders that the compensation of the Bank’s CEO is based on the value it creates while being reasonable and socially acceptable. One of the tools used to inform shareholders about the achievement of that objective is the compensation ratio, which is the ratio between the CEO’s total compensation and the median compensation of employees, which we call the equity ratio. Our requests and the prospect that disclosure of this information could become mandatory in the United States led the six major Canadian banks to ask Meridian, a compensation advisor, to review their compensation setting practices, which include peer-to-peer comparisons of compensation across companies. Although the conclusion of Meridian’s study favoured the continued use of this type of horizontal analysis, it is written that the use of the equity ratio (vertical analysis) can provide an even more informed judgment on the appropriateness of executive compensation.

Given that it is reasonable to believe that your Compensation Committee uses the equity ratio as a basis for determining the compensation of the CEO and his senior executives, we request that the Board of Directors disclose this information in the next management proxy circular. Just as information is used to judge whether the compensation of the CEO and his key employees is aligned with our financial interests, information on the equity ratio allows shareholders to assess whether employee compensation is evolving in line with that of its key executives, with employees other than executives also contributing to the organization’s performance. This information would also allow them to judge whether the compensation granted to their management team is socially acceptable and does not have a negative impact on their reputation.

The Board recommends that you vote AGAINST this proposal.

Board and management statement

We continue to make enhancements to employee compensation programs that strengthen market competitiveness and further reinforce the link between pay and performance. These enhancements are consistent with Living Wage principles and our strategy of compensating all of our employees fairly. In 2017, our proxy circular disclosed the results of our assessment of CIBC’s Total Rewards for certain roles against Living Wage data in larger Canadian urban markets and we continue to leverage that methodology as we look at other roles.

Since that assessment, enhancements made over the past two years have been focused predominantly on ensuring salary and incentive compensation programs remain competitive with market practice and reinforce our strategy, with a specific focus on our client-facing employees. CIBC has made and will continue to make the necessary investments to ensure our compensation approach fairly recognizes and rewards our employees as they grow their capabilities in support of our vision to be the leader in client relationships.

Every year, CIBC’s Management Resources and Compensation Committee reviews a variety of internal and external information before making recommendations to the Board for

5	CIBC PROXY CIRCULAR

Shareholder Proposals

incentive compensation awards to the Chief Executive Officer (CEO). This information includes the ratio of CEO pay to median employee pay (a vertical pay ratio) and other horizontal and vertical pay relationships. The Board believes that the disclosure of vertical pay ratios would not provide helpful or useful information to shareholders because there is no consistent methodology for organizations in Canada to perform this calculation and inconsistent calculation methodology among organizations would result in materially different interpretations of the results by shareholders.

The Board is committed to monitoring this matter and other compensation related topics, and will continue to ensure that CIBC’s executive compensation disclosure in our management proxy circular provides information required by law as well as additional information that helps shareholders make an informed decision in voting on CIBC’s advisory resolution on our executive compensation approach.

Proposal No. 2

Creation of a new technologies committee - It is proposed that the Board of Directors create a New Technologies Committee to anticipate the challenges of integrating technological innovations into the Bank.

Argument

In recent years, the financial sector has evolved significantly. In a recent PWC report entitled Perspectives on the Canadian banking industry 20171, we read: “The evolution of the sector, changing consumer expectations, rising costs and rapid changes in the technological landscape are factors that continue to challenge the traditional banking model. Start-up FinTech, technology giants and other non-traditional players continue to make inroads into the marketplace. And Canada’s payment infrastructure is launching the most important redesign process in decades.”

According to a survey conducted by the firm, 84% of the world’s banking and capital market leaders predict that technology will radically transform, or have a significant impact on, competition in the sector over the next five years.

The Board of Directors has an important role to play in anticipating the challenges of integrating technological innovations and their effects on consumers, employees and the various products or services offered by the bank. Although the Board of Directors is devoting increasing efforts to this dimension to acquiring directors with specific knowledge in this field and to developing the Board’s knowledge through continuing education programs, there is no specific committee to monitor this issue. It should be recalled that about ten years ago, there was no risk committee and their added value is now proven and recognized.

The speed of technological change is a preoccupation and a threat that deserves specific attention through the creation of a committee.

1 https://www.pwc.com/ca/fr/banking-capital-markets/assets/Canadian%20Banks%202017-French-Banking.pdf

The Board recommends that you vote AGAINST this proposal.

Board and management statement

As CIBC continues to build a relationship-oriented bank for a modern world, CIBC’s full Board of Directors oversees CIBC’s technology strategy and believes this level of oversight is in the best interests of CIBC given the breadth of technology’s impact; the significance of technology to transforming banking operations, services and products; and the pace of technological change. The Board reviews and approves CIBC’s technology strategy, oversees major technology-related project spends and reviews corporate development opportunities relating to technology innovation. In addition, CIBC’s Risk Management Committee reviews risk issues related to technological developments at CIBC and within the financial services industry.

CIBC PROXY CIRCULAR	6

Shareholder Proposals

CIBC discloses in its management proxy circular, key skills and experiences which Board members have, including information technology skills. Discussion and decision-making on technology matters at CIBC’s Board meetings is more robust as a result of the diverse experiences of Board members who have information technology skills (operational, tactical and transformational), as well as other skills and experiences that are important for the Board, as a whole, to have in fulfilling the Board’s obligations. See page 27 for disclosure on the skills and experiences of individual board members.

In addition, the Board believes it is essential to participate regularly in strong and relevant director development sessions with internal and external subject matter experts to stay abreast of emerging technology developments. During fiscal 2018 and early fiscal 2019, the Board participated in continuing education and strategic presentations on client connectivity and innovation, artificial intelligence technology enhancements in contact centre operations, cyber security, open banking and payments modernization. The Risk Management Committee participated in sessions on the wire payments process, cyber controls and governance and the dark web.

Proposals not submitted for shareholder vote

Proposal No. 3

Integration of environmental, social and governance criteria into executive compensation - It is proposed that the Compensation Committee includes, in its annual activity report, a report on the importance given to the integration of environmental, social and governance criteria in assessing the performance of senior executives and in setting their incentive compensation.

Argument

It should be noted at the outset that the guidelines published in 2012 by the United Nations Principles for Responsible Investment (PRI) and the United Nations Global Compact specify that the application of ESG criteria can be an important factor in protecting and creating shareholder value.

These objectives could be expressed as follows: the rate of feminization of their decision- making bodies, the rate of integration of people from various socio-cultural communities, initiatives aimed at reducing paper, energy and water consumption, actions taken to ensure the sustainable employability of its various employees with respect to the automation of tasks, the various programs put forward to promote the health and well-being of employees, etc.

In this respect, it should be noted that companies with clear ESG orientations generally enjoy a better reputation among their customers, adapt more easily to change, manage their risks better, are more innovative and are thus better equipped to develop long-term added value for their shareholders and stakeholders.

There is no doubt that the integration of financial objectives into the assessment of performance and the determination of executive compensation plays a crucial role in achieving such objectives. The same approach should be followed for ESG objectives.

Board and management statement

At the beginning of each year, the Management Resources and Compensation Committee sets the annual goals and measures for the CEO and Executive Committee members. These goals align with CIBC’s culture and incorporate metrics for inclusion and diversity, such as gender diversity, as well as environmental performance for certain employees. These goals are then incorporated into the goals and measures of other executives and employees across the bank. At the end of the year, executive and employee self-assessments against these goals, together with input from the manager and other key stakeholders, are used to determine the individual performance factor that, together with CIBC performance, is used to calculate the incentive compensation for the executive/employee. Executives and employees who are responsible for environmental risk have specific goals that are established annually.

7	CIBC PROXY CIRCULAR

Shareholder Proposals

See page 65 for information on establishing goals and assessing individual performance in alignment with CIBC’s strategic priorities, including culture and employee engagement.

In addition, CIBC’s Code of Conduct applies to all employees and articulates our responsibility for taking reasonable care to ensure that CIBC’s business activities are conducted in an environmentally prudent manner that contributes over the long term to CIBC shareholder value. Contravention of the Code may impact an employee’s performance assessment and compensation. Risk Management has the authority to challenge all variable compensation recommendations. Every year the Risk Management Committee and Management Resources and Compensation Committee review appropriate risk adjustments to compensation for behaviour that contradicts our values, including those related to environmental, social and governance (ESG) factors.

The environmental strategy sets out key priorities, metrics and targets and the Environmental Management Committee comprises executives who meet quarterly to provide input on the strategy and oversight of CIBC's environmental initiatives.

CIBC’s Environmental Risk Management group maintains an Environmental Management System that acts as the framework for implementing environmental policy requirements, including setting objectives and targets, monitoring progress and striving for continuous improvement.

In 2018, we became a signatory to United Nations-supported Principles for Responsible Investment (PRI) which focus on integrating ESG factors into investment decision processes. CIBC is rated by a number of third parties with regard to our performance on ESG factors and we are included in a number of related indices, including those for top performing companies, as described in our Corporate Responsibility Report and Public Accountability Statement.

Proposal No. 4

Climate change and measures to support the transition to a low-carbon economy - It is proposed that the Board of Directors disclose the available information required by the Task force on climate-related financial disclosures (TCFD) with respect to governance, strategy, risk management and other parameters and objectives in its next annual report.

Argument

Last year, we tabled a similar proposal that was not put to the vote of shareholders because of your commitment to consider the recommendations of the TCFD in publishing your climate-related disclosures. Based on the various responses received by the institutions, we believe that it would be useful to be able to read this information, either by consulting the bank’s website or in its social responsibility report.

This disclosure is central to shareholders’ investment decisions and more particularly to the millennials. In fact, based on data compiled by the Responsible Investment Association, that generation is more sensitive to ESG factors than the post-war generation in its investment decision-making. In order to properly inform investors about the bank’s shares, it would be important to concentrate all this information in a document known to all and easily accessible to the general public. We therefore propose that the annual report be the primary reference tool for collecting all the information recommended by this task force.

Board and management statement

During 2018, CIBC announced its support of the TCFD, which aims to develop voluntary, consistent, climate-related risk disclosures for use by companies in providing information to investors, lenders, insurers and other stakeholders.

As disclosed in our 2018 Annual Report, we continue to work toward further climate-related disclosures that align with the TCFD recommendations. In addition, we engage with peers in a variety of industries in an effort to ensure that any methodology developed to support such disclosures is reasonable and appropriate and can be applied on a consistent basis.

CIBC PROXY CIRCULAR	8

Shareholder Proposals

We are also a member of the United Nations Environment Programme Finance Initiative (UNEP FI), which has a mission to promote sustainable finance. UNEP FI is planning to start phase 2 of a TCFD pilot program for commercial banks in 2019 and we look forward to taking part in this initiative. We plan to disclose further details of our TCFD related activities in future reporting.

Proposal No. 5

Dissatisfaction with a director - It is proposed that the Board of Directors inform shareholders of its efforts during the last year with respect to the significant number of abstention votes received by one of its directors.

Argument

At the last annual meeting, 16.3% of the shareholders registered an abstention for a director. In 2017, that percentage was 4.7%. Is this dissatisfaction connected with the length of that director’s term in office (since 2004)? Some shareholders wonder about the independence from senior management of directors who have held office for more than ten years. A term that long is conducive to the development of relationships that could taint the objectivity of the director’s decision-making. This potential lack of independence from management is a matter of concern.

Board and management statement

Based on our conversations with shareholders, the vote result for the director in question was affected by the overboarding policies of certain institutional shareholders, many of which have different numerical limits on the number of boards on which a director may serve. CIBC’s Board of Directors does not have a numerical limit on public company service by its board members and believes that monitoring director performance is more effective then setting a numerical limit. CIBC’s Corporate Governance Committee monitors director performance to make sure directors continue to have the time and commitment to fulfill their obligations to CIBC’s Board, as well as the committees on which they serve.

The Corporate Governance Committee considers a number of factors in assessing director performance, including meeting attendance; individual contributions at meetings; results of the annual Board effectiveness evaluation conducted by an independent firm; the role of the director on other boards; the time demands of outside activities; the industry, size, location and financial cycle of other public companies a director serves; and peer review feedback from one-on-one meetings between the Chair of the Board and each Board member.

CIBC's long-standing practice is to include in its management proxy circular additional disclosure in the director biographies for any director who might be affected by the overboarding policy of a shareholder or proxy governance advisory firm.

9	CIBC PROXY CIRCULAR

Directors

Director Nominees

There are 15 people being nominated for election as a director. Each nominee was elected at the last annual meeting of shareholders on April 5, 2018. Information on each nominee starts on page 11. Below are key highlights about CIBC's board composition if each nominee is elected by shareholders.

Independence 93% (14/15)	Gender 47% women (7) 53% men (8)	Average tenure 8 years	Average age 62 years

Geographical mix 73% Canada (11) 27% U.S. (4)	2018 Overall attendance 99%	2018 Average votes FOR 98%	Senior leadership experience 100%

For information about the nomination process see the Statement of Corporate Governance Practices – “Director Nomination Process” and “Director Tenure” starting on page 45.

CIBC PROXY CIRCULAR	10

Directors

BRENT S. BELZBERG, C.M., Toronto, Ontario, Canada

Director since: 2005 Age: 68 Independent 2018 Shareholder votes in favour: 98.7% 2018 Overall meeting attendance: 100%	Skills:	• Leadership • Strategy • Financial Services • Risk Management/Risk Governance	• Human Resources Management/ Compensation • Corporate Responsibility • Legal/Regulatory/Compliance
Principal occupation: Senior Managing Partner, TorQuest Partners

Experience: Mr. Belzberg is Senior Managing Partner of TorQuest Partners and has over 30 years of executive management experience in finance, acquisitions, corporate restructuring and operations. He has served on the board of several TorQuest investee companies. Mr. Belzberg is also a member of the Investment Advisory Board to the President of the University of Toronto and Chair of the Board of Sinai Health System.

Mr. Belzberg received the Arbor Award from the University of Toronto, the Canada 150 Commemorative Medal from the Senate of Canada and the Sovereign's Medal for Volunteers from the Governor General. In December 2018, Mr. Belzberg was appointed to the Order of Canada.

Education: Mr. Belzberg holds a Bachelor of Commerce (Honours) degree from Queen’s University and a J.D. degree from the University of Toronto.

Other public company board directorships during last five years

None
Committee membership and attendance: • Board: 8/8 • Corporate Governance Committee: 5/5 • Risk Management Committee: 6/6

CIBC equity - Mr. Belzberg meets the equity ownership guideline

	Shares(1)	Deferred Share Units (DSUs)(2)	Total Shares/DSUs	Total value of Shares/DSUs(3)	Total as a multiple of share ownership guideline of
Year	(#)	(#)	(#)	($)	$600,000(4)
2019	3,663	44,713	48,376	4,918,872	8.2x
2018	3,500	40,671	44,171	5,412,714	9.0x

11	CIBC PROXY CIRCULAR

Directors

NANCI E. CALDWELL, Woodside, California, U.S.A.

Director since: 2015

Age: 60

Independent

2018 Shareholder votes in favour: 95.1%

2018 Overall meeting attendance: 100%

Committee membership and attendance:

•   Board: 8/8

•   Management Resources and Compensation Committee (from April 5, 2018): 3/3

•   Risk Management Committee (to April 4, 2018): 3/3

Skills:	• Leadership • Strategy • Human Resources Management/ Compensation	• Corporate Responsibility • Information Technology
Principal occupation: Corporate Director

Experience: Ms. Caldwell was Executive Vice-President and Chief Marketing Officer for PeopleSoft, Inc. from 2002 through 2004. She held increasingly senior and executive sales and marketing roles at Hewlett Packard Company in Canada and the U.S. from 1982 to 2001. Ms. Caldwell has served on several public and private technology company boards since 2005 and has more than 25 years of operating experience in the global technology and software industries. In addition to the public company directorships listed below, Ms. Caldwell is a member of the Technology Advisory Board of Bridge Growth Partners, LLC and has served as a director on private company boards including RedPrairie, Inc., now known as JDA Software, LiveOps Inc., Sophos, plc and Network General Corporation.

Education: Ms. Caldwell holds a Bachelor of Arts degree from Queen’s University and completed Western University’s Executive Marketing Management Program.

Other public company board directorships during last five years

Current:		Current committee memberships:
Citrix Systems, Inc. - since 2008		Independent Lead Director; Nominating and Corporate Governance (Chair); Compensation
Donnelley Financial Solutions Inc. - since 2016		Compensation
Equinix, Inc. - since 2015		Governance (Chair)
Talend - since 2017		Compensation (Chair); Nominating and Corporate Governance
Former:
TIBCO Software Inc. - 2011 to 2014

CIBC equity - Ms. Caldwell has until December 4, 2020 to meet the equity ownership guideline

	Shares(1)	DSUs(2)	Total Shares/DSUs	Total value of Shares/DSUs(3)	Total as a multiple of share ownership guideline of
Year	(#)	(#)	(#)	($)	$600,000(4)
2019	3,327	0	3,327	338,289	0.4x
2018	2,214	0	2,214	271,304	0.4x

CIBC PROXY CIRCULAR	12

Directors

MICHELLE L. COLLINS, Chicago, Illinois, U.S.A.

Director since: 2017 Age: 58 Independent 2018 Shareholder votes in favour: 99.7% 2018 Overall meeting attendance: 93% Committee membership and attendance: • Board: 7/8 • Risk Management Committee: 6/6	Skills:	• Leadership • Strategy	• Financial Services • Financial Expertise
Principal occupation: President, Cambium LLC

Experience: Ms. Collins has been President of Cambium LLC, a Chicago-based business and financial advisory firm that has served small and medium-sized businesses since 2007. She brings 30 years of experience in corporate governance, investment banking, and private equity and has significant corporate board experience, having served as a director for several publicly traded companies across a wide range of industries. Ms. Collins served as a director of PrivateBancorp, Inc. from 2014 until it was acquired by CIBC on June 23, 2017. In addition to the public company directorship noted below, Ms. Collins is a director of CIBC Bancorp USA Inc., CIBC Bank USA, Health Care Service Corporation and Strategic Marketing Inc. She is a member of the Advisory Boards of Svoboda Capital Partners, LLC and Cedar Street Asset Management and has served on several philanthropic and non-profit boards, including the Chicago Public Library Foundation and the Museum of Science and Industry.

Ms. Collins received the 2018 Spirit of Erikson Award from Erikson Institute in recognition of her 22 years of service on the board, including as chair from 2014 to 2017, and her commitment to children and families that Erikson serves. Ms. Collins also received the 2018 Outstanding Leader Award for Business from the YWCA in recognition of her distinguished career in business, her community involvement and willingness to take on leadership positions on impacting women's lives and racial justice.

Education: Ms. Collins holds a Bachelor of Arts degree in Economics from Yale University and a Master of Business Administration degree from Harvard University.

Other public company board directorships during last five years

	Current:		Current committee memberships:
	Ulta Beauty Inc. - since 2014		Audit; Nominating and Corporate Governance (Chair)
Former:
PrivateBancorp, Inc. - 2015 to 2017 (ceased to be a public company in 2017)

CIBC equity - Ms. Collins has until June 23, 2022 to meet the equity ownership guideline

	Shares(1)	DSUs(2)	Total Shares/DSUs	Total value of Shares/DSUs(3)	Total as a multiple of share ownership guideline of
Year	(#)	(#)	(#)	($)	$600,000(4)
2019	1,357	3,150 (5)	4,507	458,272	0.6x
2018	171	573	744	91,170	0.1x

13	CIBC PROXY CIRCULAR

Directors

PATRICK D. DANIEL, Calgary, Alberta, Canada

Director since: 2009

Age: 72

Independent

2018 Shareholder votes in favour: 99.0%

2018 Overall meeting attendance: 100%

Committee membership and attendance:

•   Board: 8/8

•   Corporate Governance Committee: 5/5

•   Management Resources and Compensation Committee: 6/6

Skills:	• Leadership • Strategy • Human Resources Management/ Compensation	• Corporate Responsibility • Information Technology
Principal occupation: Corporate Director

Experience: Mr. Daniel was President and Chief Executive Officer of Enbridge Inc. from 2001 to 2012. Prior to his appointment as President and CEO, he was a senior executive officer of Enbridge Inc. or its predecessor since 1994. Mr. Daniel is a past recipient of Canada’s Outstanding CEO of the Year award. In addition to the public company directorship noted below, Mr. Daniel is Chair of the Daniel Family Foundation.
Education: Mr. Daniel holds a Bachelor of Science degree from the University of Alberta and a Master of Science degree from the University of British Columbia.

Other public company board directorships during last five years

Current:		Current committee memberships:
Cenovus Energy Inc. - since 2009 (Chair of the Board, 2017)		-
Former:
Capital Power Corporation - 2015 to 2018

CIBC equity - Mr. Daniel meets the equity ownership guideline

	Shares(1)	DSUs(2)	Total Shares/DSUs	Total value of Shares/DSUs(3)	Total as a multiple of share ownership guideline of
Year	(#)	(#)	(#)	($)	$600,000(4)
2019	1,000	21,259	22,259	2,263,295	3.8x
2018	1,000	19,307	20,307	2,488,420	4.1x

CIBC PROXY CIRCULAR	14

Directors

LUC DESJARDINS, Toronto, Ontario, Canada

Director since: 2009 Age: 66 Independent 2018 Shareholder votes in favour: 99.8% 2018 Overall meeting attendance: 100% Committee membership and attendance: • Board: 8/8 • Audit Committee: 6/6	Skills:	• Leadership • Strategy • Financial Services • Financial Expertise • Human Resources Management/ Compensation	• Corporate Responsibility • Legal/Regulatory/Compliance • Public/Government Relations • Information Technology
Principal occupation: President and Chief Executive Officer, Superior Plus Corp.

Experience: Mr. Desjardins has been President and Chief Executive Officer of Superior Plus Corp., a Toronto based public company that provides propane distribution and marketing services and specialty chemical production, since 2011. Mr. Desjardins was an equity partner at The Sterling Group, LP from 2008 to 2011 and President and Chief Executive Officer of Transcontinental Inc. from 2004 to 2008. In addition to the public company directorship noted below, Mr. Desjardins is a director of Gestion Jourdan SEC, a member of the Chief Executives Organization and a member of the 30% Club Canada. Mr. Desjardins is also a recipient of the Harvard Presidents' Seminar "Leader of Leaders" award and the Presidents' Program in Leadership diploma from Harvard Business School.
Education: Mr. Desjardins holds a Master of Business Administration degree from Université du Québec à Montréal and is a graduate of the Harvard Business School Management Development Program.

Other public company board directorships during last five years

	Current:		Current committee memberships:
	Superior Plus Corp. - since 2011		-

CIBC equity - Mr. Desjardins meets the equity ownership guideline

	Shares(1)	DSUs(2)	Total Shares/DSUs	Total value of Shares/DSUs(3)	Total as a multiple of share ownership guideline of
Year	(#)	(#)	(#)	($)	$600,000(4)
2019	11,366	1,270	12,636	1,284,828	2.1x
2018	11,366	243	11,609	1,422,567	2.4x

15	CIBC PROXY CIRCULAR

Directors

VICTOR G. DODIG, Toronto, Ontario, Canada

Director since: 2014 Age: 53 Not Independent See “Director Independence” on page 42 2018 Shareholder votes in favour: 99.8% 2018 Overall meeting attendance: 100% • Board: 8/8	Skills:	• Leadership • Strategy • Financial Services • Financial Expertise	• Risk Management/Risk Governance • Human Resources Management/Compensation • Corporate Responsibility • Public/Government Relations
Principal occupation: President and Chief Executive Officer, CIBC

Experience: Mr. Dodig has been President and Chief Executive Officer of the CIBC group of companies since September 2014. He brings more than 20 years of extensive business and banking experience, including leading CIBC’s Wealth Management, Asset Management and Retail Banking businesses. Mr. Dodig also led several businesses with UBS and Merrill Lynch in Canada and internationally, and was a management consultant with McKinsey & Company. Mr. Dodig serves on the Board of the C.D. Howe Institute, the Business Council of Canada and the Royal Ontario Museum Board of Governors. He is Chair of the Catalyst Canada Advisory Board, a member of the global Catalyst Board of Directors and past Chair of the 30% Club Canada. In 2017, he was recognized as a Catalyst Canada Honours Champion for his leadership in advancing gender-diverse and inclusive workplaces and boards. Mr. Dodig serves as Co-Chair of the St. Joseph’s Health Centre Toronto Foundation’s Promise Campaign.
Education: Mr. Dodig holds a Master of Business Administration degree from the Harvard Business School where he was recognized as a Baker Scholar, a Diploma from the Institut d’études politiques in Paris and a Bachelor of Commerce degree from the University of Toronto (St. Michael’s College).

Other public company board directorships during last five years

Former:
The Bank of N.T. Butterfield & Son Limited - 2011 to 2014

Mr. Dodig does not receive compensation for his services as a director. For information on Mr. Dodig’s equity ownership, see “Equity ownership of NEOs at October 31, 2018” on page 81 of the Circular.

CIBC PROXY CIRCULAR	16

Directors

LINDA S. HASENFRATZ, C.M., Guelph, Ontario, Canada

Director since: 2004

Age: 52

Independent

2018 Shareholder votes in favour: 83.7%

2018 Overall meeting attendance: 100%

Committee membership and attendance:

•   Board: 8/8

•   Management Resources and Compensation Committee (Chair): 6/6

Skills:	• Leadership • Strategy	• Human Resources Management/Compensation • Corporate Responsibility
Principal occupation: Chief Executive Officer, Linamar Corporation

Experience: Ms. Hasenfratz has been Chief Executive Officer of Linamar Corporation since 2002. She is a member of the Royal Ontario Museum Board of Governors, the Catalyst Canada Advisory Board and Ivey Business School Advisory Board, and founding Chair of the Philanthropy Leaders Cabinet - Guelph General Hospital. In addition to the public company directorships listed below, Ms. Hasenfratz is a director of the Business Council of Canada. She is a past recipient of Canada’s Top 40 Under 40 award, the Wilfrid Laurier Outstanding Leader award, the University of Manitoba 2014 International Distinguished Entrepreneur award, the Fraser Institute Founders Award 2016, the University of Victoria Distinguished Entrepreneur Award 2016, and the Ivey Business Leader Award from Western University. She was named five times as one of the 100 Leading Women in the Automotive Industry, was awarded the Ernst & Young Entrepreneur of the Year award for both Ontario and Canada in 2014 and, in 2016, was inducted into the Canadian Business Hall of Fame.

Ms. Hasenfratz was named Canada's Outstanding CEO of the Year 2018 and in December 2018, was appointed to the Order of Canada.

Education: Ms. Hasenfratz holds a Master of Business Administration degree from the Ivey School of Business at Western University and a Bachelor of Science (Honours) degree from the same institution.

Other public company board directorships during last five years

Current:		Current committee memberships:
Faurecia - since 2011		Management (Chair)
Linamar Corporation - since 1998		-

CIBC equity - Ms. Hasenfratz meets the equity ownership guideline

	Shares(1)	DSUs(2)	Total Shares/DSUs	Total value of Shares/DSUs(3)	Total as a multiple of share ownership guideline of
Year	(#)	(#)	(#)	($)	$600,000(4)
2019	13,019	0	13,019	1,323,772	2.2x
2018	12,464	0	12,464	1,527,339	2.5x

Other:

Ms. Hasenfratz serves as Chief Executive Officer and director of Linamar Corporation, as well as a director of Faurecia and CIBC. She manages the demands on her time effectively using many means: different company year ends cause the cycle and intensity of financial and strategic board activities to be at different times of the year; complementary committee memberships on Faurecia and CIBC have enhanced performance in serving these companies effectively; the automotive industry segment in which Linamar and Faurecia operate creates efficiencies for Ms. Hasenfratz in fulfilling her roles on those companies; the timing of her appointments assisted in managing the learning curve associated with each new role (appointed as an executive officer and director of Linamar in 1998 and CEO in 2002, director of CIBC in 2004 and director of Faurecia in 2011); and differences in the number and duration of board meetings at the three companies facilitates her attendance and performance. Ms. Hasenfratz is a seasoned director and her strong performance as a CIBC director, committee member and committee chair is reflected in the results of the annual Board evaluation process conducted by an external firm. Since becoming a CIBC director almost 15 years ago, Ms. Hasenfratz has attended 99% of regularly scheduled Board and committee meetings. She coordinates her European travel schedule for Linamar and her Faurecia board meetings to facilitate her attendance. Ms. Hasenfratz is always well prepared for CIBC Board and committee meetings and is widely respected by fellow Board members for making informed and meaningful contributions to the decision-making process at these meetings.

17	CIBC PROXY CIRCULAR

Directors

KEVIN J. KELLY, Toronto, Ontario, Canada

Director since: 2013 Age: 63 Independent 2018 Shareholder votes in favour: 99.9% 2018 Overall meeting attendance: 100% Committee membership and attendance: • Board: 8/8 • Audit Committee: 6/6	Skills:	• Leadership • Strategy • Financial Services • Financial Expertise • Risk Management/Risk Governance	• Human Resources Management/ Compensation • Corporate Responsibility • Legal/Regulatory/Compliance • Public/Government Relations
Principal occupation: Corporate Director

Experience: Mr. Kelly was Lead Director of the Ontario Securities Commission from 2010 to 2012 and Commissioner from 2006 to 2010. He has more than 30 years’ experience in wealth and asset management in Canada and the U.S. Mr. Kelly was President and Co-Chief Executive Officer of Wellington West Capital, Inc. from 2004 to 2005, President of Fidelity Brokerage Company in Boston from 2000 to 2003, President of Fidelity Investments Institutional Services Company from 1997 to 2000, President of Fidelity Canada from 1996 to 1997, and President and Chief Executive Officer of Bimcor Inc. from 1992 to 1996. Mr. Kelly is a past director and Chair of the Foundation for Educational Exchange Between Canada and the United States of America (Fulbright Canada).
Education: Mr. Kelly holds a Bachelor of Commerce degree from Dalhousie University.

Other public company board directorships during last five years
None

CIBC equity - Mr. Kelly meets the equity ownership guideline

	Shares(1)	DSUs(2)	Total Shares/DSUs	Total value of Shares/DSUs(3)	Total as a multiple of share ownership guideline of
Year	(#)	(#)	(#)	($)	$600,000(4)
2019	6,202	12,636	18,838	1,915,448	3.2x
2018	6,202	10,205	16,407	2,010,514	3.4x

CIBC PROXY CIRCULAR	18

Directors

CHRISTINE E. LARSEN, Montclair, New Jersey, U.S.A.

Director since: 2016 Age: 57 Independent 2018 Shareholder votes in favour: 99.8% 2018 Overall meeting attendance: 100% Committee membership and attendance: • Board: 8/8 • Audit Committee: 6/6	Skills:	• Leadership • Financial Services	• Human Resources Management/Compensation • Information Technology
Principal occupation: Senior Advisor to the Chief Executive Officer, First Data Corporation

Experience: Ms. Larsen has been Senior Advisor to the Chief Executive Officer, First Data Corporation, a New York City based global payment technology solutions company, since December 2018. From 2013 to December 2018, Mr. Larsen was Executive Vice-President, Chief Operations Officer of First Data Corporation. Ms. Larsen held various progressively senior roles at JPMorgan Chase & Co. from 2006 to 2013. Before joining JPMorgan Chase, Ms. Larsen held several leadership roles at Citigroup for 12 years. She is a member of the Board of Trustees of Syracuse University and a member of the Borough of Manhattan Community College (CUNY) Foundation Board.
Education: Ms. Larsen holds a Master of Library Science degree from Syracuse University (University Fellow) and a Bachelor of Arts (Phi Beta Kappa) degree from Cornell College.

Other public company board directorships during last five years
None

CIBC equity - Ms. Larsen has until April 5, 2021 to meet the equity ownership guideline

	Shares(1)	DSUs(2)	Total Shares/DSUs	Total value of Shares/DSUs(3)	Total as a multiple of share ownership guideline of
Year	(#)	(#)	(#)	($)	$600,000(4)
2019	4,335	0	4,335	440,783	0.5x
2018	2,949	0	2,949	361,370	0.5x

19	CIBC PROXY CIRCULAR

Directors

NICHOLAS D. LE PAN, Ottawa, Ontario, Canada

Director since: 2008

Age: 67

Independent

2018 Shareholder votes in favour: 99.0%

2018 Overall meeting attendance: 100%

Committee membership and attendance:

•   Board: 8/8

•   Audit Committee (from April 5, 2018): 3/3

•   Management Resources and Compensation Committee (to April 4, 2018): 3/3

Skills:	• Leadership • Strategy • Financial Services • Financial Expertise	• Risk Management/Risk Governance • Human Resources Management/Compensation • Legal/Regulatory/Compliance • Public/Government Relations
Principal occupation: Corporate Director

Experience: Mr. Le Pan was Superintendent of Financial Institutions for Canada from 2001 to 2006 and led the OSFI Supervision Sector, including the supervision programs for banks and other deposit-taking institutions from 1997 to 2000. He is Chair of the Canadian Public Accountability Board, which regulates auditors of public companies. Mr. Le Pan has been involved in various international and Canadian regulatory coordination efforts, including as Chairman of the Basel Accord Implementation Group and Vice Chairman of the Basel Committee on Banking Supervision. He was actively involved in Group of Thirty reports making recommendations on a new paradigm for relations between bank supervisors and boards enhancing oversight of risk culture and enhancing culture and conduct in systemically important banks. Mr. Le Pan is a member of Oliver Wyman's North American Financial Services Senior Advisory Board.
Education: Mr. Le Pan holds a Bachelor of Arts (Honours) degree in Economics from Carleton University and a Master of Arts degree in Economics from the University of Toronto.

Other public company board directorships during last five years
None

CIBC equity - Mr. Le Pan meets the equity ownership guideline

	Shares(1)	DSUs(2)	Total Shares/DSUs	Total value of Shares/DSUs(3)	Total as a multiple of share ownership guideline of
Year	(#)	(#)	(#)	($)	$600,000(4)
2019	3,519	8,881	12,400	1,260,832	2.1x
2018	2,763	8,470	11,233	1,376,492	2.3x

CIBC PROXY CIRCULAR	20

Directors

THE HONOURABLE JOHN P. MANLEY P.C., O.C., Ottawa, Ontario, Canada

Director since: 2005

Chair of the Board since: April 2015

Age: 69

Independent

2018 Shareholder votes in favour: 97.2%

2018 Overall meeting
attendance: 100%

Committee membership and attendance:

•   Board: 8/8

Skills:	• Leadership • Strategy • Financial Expertise	• Corporate Responsibility • Legal/Regulatory/Compliance • Public/Government Relations
Principal occupation: Corporate Director

Experience: Mr. Manley was President and Chief Executive Officer of the Business Council of Canada from 2010 to 2018. He was Counsel, McCarthy Tetrault LLP from 2004 to 2009. Throughout more than 15 years of public service, Mr. Manley held several senior portfolios in the Canadian federal government serving as Minister of Industry, Minister of Foreign Affairs, Minister of Finance and Deputy Prime Minister. In addition to the public company directorships listed below, Mr. Manley is Chair of the Board of CIBC Bancorp USA Inc. and CIBC Bank USA. He is Honourary Chair of the Board of Directors of The Canadian Council for Public-Private Partnerships, a member of the Catalyst Canada Advisory Board, a member of the 30% Club Canada, and a member of the Advisory Board of Bridge Growth Partners, LLC.
Education: Mr. Manley holds a Bachelor of Arts degree from Carleton University and a J.D. degree from the University of Ottawa. He has also been awarded honorary doctorates from six Canadian universities.

Other public company board directorships during last five years

Current:		Current committee memberships:
CAE Inc. - since 2008 (Chair of the Board, 2018)		-
TELUS Corporation - since 2012		Corporate Governance (Chair); Pension

CIBC equity - Mr. Manley meets the equity ownership guideline

	Shares(1)	DSUs(2)	Total Shares/DSUs	Total value of Shares/DSUs(3)	Total as a multiple of share ownership guideline of
Year	(#)	(#)	(#)	($)	$600,000(4)
2019	0	40,313(5)	40,313	4,099,026	6.8x
2018	0	33,340	33,340	4,085,484	6.8x

Other:

Mr. Manley was a director of Nortel Networks Corporation and Nortel Networks Limited (collectively the Nortel Companies) from May 26, 2004 to August 10, 2009 when he resigned. On January 14, 2009, the Nortel Companies and certain other Canadian subsidiaries initiated creditor protection proceedings under the Companies’ Creditors Arrangement Act (CCAA). Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain Europe, Middle East and Africa subsidiaries made consequential filings in Europe and the Middle East.

21	CIBC PROXY CIRCULAR

Directors

JANE L. PEVERETT, West Vancouver, British Columbia, Canada

Director since: 2009

Age: 60

Independent

2018 Shareholder votes in favour: 98.4%

2018 Overall meeting attendance: 100%

Committee membership and attendance:

•   Board: 8/8

•   Audit Committee (Chair): 6/6

•   Corporate Governance Committee (from April 5, 2018): 2/2

Skills:	• Leadership • Strategy • Financial Services	• Financial Expertise • Legal/Regulatory/Compliance • Public/Government Relations
Principal occupation: Corporate Director

Experience: Ms. Peverett was President and Chief Executive Officer of British Columbia Transmission Corporation (BCTC) from 2005 to 2009 and Chief Financial Officer of BCTC from 2003 to 2005. She held progressively senior finance, regulatory and executive roles with Westcoast Energy Inc. from 1988 to 2003 and was President and Chief Executive Officer of Union Gas Limited from 2001 to 2003. Ms. Peverett is a director of the public companies listed below.
Education: Ms. Peverett holds a Bachelor of Commerce degree from McMaster University and a Master of Business Administration degree from Queen’s University. She is a Certified Management Accountant and a Fellow of the Society of Management Accountants.

Other public company board directorships during last five years

Current:		Current committee memberships:
Canadian Pacific Railway Limited - since 2016		Audit (Chair); Finance
Northwest Natural Gas Company - since 2007		Organization and Executive Compensation; Public Affairs and Environmental Policy

Former: Encana Corporation – 2003 to 2017 Hydro One Limited - 2015 to 2018 Postmedia Network Canada Corp. - 2013 to 2016

CIBC equity - Ms. Peverett meets the equity ownership guideline

	Shares(1)	DSUs(2)	Total Shares/DSUs	Total value of Shares/DSUs(3)	Total as a multiple of share ownership guideline of
Year	(#)	(#)	(#)	($)	$600,000(4)
2019	0	19,990	19,990	2,032,583	3.4x
2018	0	17,649	17,649	2,162,708	3.6x

Other:

Ms. Peverett was a director of Postmedia Network Canada Corp. (Postmedia) between April 2013 and January 2016. On October 5, 2016, Postmedia completed a recapitalization transaction pursuant to a court approved plan of arrangement under the Canada Business Corporations Act under which, approximately US$268.6 million of debt was exchanged for shares that represented approximately 98% of the outstanding shares at that time. Additionally, Postmedia repaid, extended and amended the terms of its outstanding debt obligations pursuant to the recapitalization transaction.

CIBC PROXY CIRCULAR	22

Directors

KATHARINE B. STEVENSON, Toronto, Ontario, Canada

Director since: 2011

Age: 56

Independent

2018 Shareholder votes in favour: 98.4%

2018 Overall meeting attendance: 100%

Committee membership and attendance:

•   Board: 8/8

•   Corporate Governance Committee (Chair): 5/5

•   Management Resources and Compensation Committee: 6/6

Skills:	• Leadership • Financial Services • Financial Expertise	• Risk Management/Risk Governance • Human Resources Management/Compensation • Information Technology
Principal occupation: Corporate Director

Experience: Ms. Stevenson serves on a variety of corporate and not-for-profit boards. She was a senior financial executive with Nortel Networks Corporation from 1995 to 2007. Prior to joining Nortel Networks Corporation, Ms. Stevenson held various progressively senior finance roles in investment and corporate banking at J.P. Morgan & Company, Inc. In addition to the public company directorships listed below, Ms. Stevenson is a member of the Board of Directors of St. Michael’s Hospital Foundation. Ms. Stevenson was named one of the 2018 Top 100 Most Powerful Women in Canada.

Education: Ms. Stevenson holds a Bachelor of Arts degree (Magna Cum Laude) from Harvard University and is a member of the Institute of Corporate Directors with the designation ICD.D.

Other public company board directorships during last five years

Current:		Current committee memberships:
CAE Inc. - since 2007		Audit; Governance
Capital Power Corporation - since 2017		Audit; Corporate Governance, Compensation and Nominating
Open Text Corporation - since 2008		Audit

Former: Bausch Health Companies Inc. – 2010 to 2016 (formerly Valeant Pharmaceuticals International, Inc.)

CIBC equity - Ms. Stevenson meets the equity ownership guideline

	Shares(1)	DSUs(2)	Total Shares/DSUs	Total value of Shares/DSUs(3)	Total as a multiple of share ownership guideline of
Year	(#)	(#)	(#)	($)	$600,000(4)
2019	16,652	0	16,652	1,693,175	2.8x
2018	15,597	0	15,597	1,911,256	3.2x

23	CIBC PROXY CIRCULAR

Directors

MARTINE TURCOTTE, Verdun, Québec, Canada

Director since: 2014

Age: 58

Independent

2018 Shareholder votes in favour: 99.9%

2018 Overall meeting attendance: 95%

Committee membership and attendance:

•   Board: 8/8

•   Corporate Governance Committee: 5/5

•   Risk Management Committee: 5/6

Skills:	• Leadership • Corporate Responsibility • Legal/Regulatory/Compliance	• Public/Government Relations • Information Technology
Principal occupation: Vice Chair, Québec, BCE Inc. and Bell Canada

Experience: Ms. Turcotte has been Vice Chair, Québec of BCE Inc. and Bell Canada since 2011. She was Chief Legal Officer of BCE from 1999 to 2008 and of Bell Canada from 2003 to 2008 and was Executive Vice-President and Chief Legal and Regulatory Officer of BCE and Bell Canada from 2008 to 2011. Ms. Turcotte has more than 25 years of strategic, legal and regulatory experience. In addition to the public company directorships noted below, Ms. Turcotte is Chair of Théâtre Espace Go Inc., a member of the Board of Governors of McGill University and Montréal en Lumière, a member of the Board of SCALE.AI, and trustee of the Board of Governors of the Jewish General Hospital. Ms. Turcotte is a past recipient of the Canadian General Counsel Lifetime Achievement award, was inducted to the Hall of Fame of the Top 100 Most Powerful Women in Canada and received the title of Advocatus Emeritus from the Québec Bar Association for professional excellence.
Education: Ms. Turcotte holds a Bachelor degree in Civil Law and Common Law from McGill University and a Master of Business Administration degree from the London Business School.

Other public company board directorships during last five years

Current:		Current committee memberships:
Empire Company Limited/Sobeys Inc. - since 2012		Audit; Corporate Governance (Chair); Nominating (Chair)

Former: Bell Aliant Inc. - 2011 to 2014 (ceased to be a public company in 2014)

Same day changes by CIBC in venue and travel arrangements prevented

Ms. Turcotte from attending the October Risk Management Committee meeting.

CIBC equity - Ms. Turcotte meets the equity ownership guideline

	Shares(1)	DSUs(2)	Total Shares/DSUs	Total value of Shares/DSUs(3)	Total as a multiple of share ownership guideline of
Year	(#)	(#)	(#)	($)	$600,000(4)
2019	412	11,849	12,261	1,246,698	2.1x
2018	412	9,239	9,651	1,182,634	2.0x

CIBC PROXY CIRCULAR	24

Directors

BARRY L. ZUBROW, Far Hills, New Jersey, U.S.A.

Director since: 2015

Age: 65

Independent

2018 Shareholder votes in favour: 99.8%

2018 Overall meeting attendance: 100%

Committee membership and attendance:

•   Board: 8/8

•   Risk Management Committee (Chair): 6/6

Skills:	• Leadership • Strategy • Financial Services • Financial Expertise	• Risk Management/Risk Governance • Corporate Responsibility • Legal/Regulatory/Compliance • Public/Government Relations
Principal occupation: President, ITB LLC

Experience: Mr. Zubrow has been President of investment-management firm ITB LLC since 2003. He is also a lecturer at the University of Chicago Law School. Mr. Zubrow was a senior executive at JPMorgan Chase & Co. and The Goldman Sachs Group, Inc. and has more than 35 years of financial services experience. Mr. Zubrow is a director of CIBC Bancorp USA Inc. and CIBC Bank USA, serves on the Advisory Board of the Promontory Financial Group (an IBM company) and FinTech Masala Advisors, LLC (the advisory board to Fintech Acquisition Corp. III), is a director of the Juvenile Law Center, a director of Berklee College of Music, Emeritus Manager of Haverford College, and is a member of the Council on Foreign Relations.
Education: Mr. Zubrow holds a Bachelor of Arts degree from Haverford College where he is an Emeritus Manager and former Chairman of the Board of Managers, a Master of Business Administration degree from the University of Chicago Graduate School of Business and a J.D. degree from the University of Chicago Law School.

Other public company board directorships during last five years

Former: Arc Logistics LP - 2013 to 2018

CIBC equity - Mr. Zubrow has until April 23, 2020 to meet the equity ownership guideline

	Shares(1)	DSUs(2)	Total Shares/DSUs	Total value of Shares/DSUs(3)	Total as a multiple of share ownership guideline of
Year	(#)	(#)	(#)	($)	$600,000(4)
2019	5,512	0	5,512	560,460	0.7x
2018	2,884	0	2,884	353,405	0.5x

25	CIBC PROXY CIRCULAR

Directors

(1)	“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over at February 15, 2019 (the date of information in our 2019 management proxy circular) and February 9, 2018 (the date of information in our 2018 management proxy circular).
(2)	“DSUs” refers to the number of deferred share units held by a nominee at February 15, 2019 and at February 9, 2018.
(3)	“Total value of Shares/DSUs” for 2019 and 2018 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 31, 2018 ($101.68) and December 29, 2017 ($122.54), respectively.
(4)	The directors’ equity ownership guideline is six times the annual cash retainer of $100,000. “Total as a multiple of share ownership guideline of $600,000” is calculated by dividing “Total value of Shares/DSUs” by $600,000. Directors who are U.S. citizens and whose primary residence is in the U.S. receive their fees in U.S. dollars and the share ownership guideline is US$600,000. For purposes of calculating U.S. director ownership against the guideline, the U.S. dollar amount has been converted to Canadian dollars using the Bank of Canada's exchange rate of US$1.00 = C$1.3642 reflecting the foreign exchange rate on the last trading day of fiscal 2018 and US$1.00 = C$1.2545 reflecting the foreign exchange rate on the last trading day of fiscal 2017.
(5)	Includes DSUs earned for serving on the Boards of CIBC Bancorp USA Inc. and CIBC Bank USA.

Board and committee meeting frequency and overall attendance in fiscal 2018

During fiscal 2018, directors attended 99% of regular Board and committee meetings, as set out below. For individual director nominee attendance, see biographical information starting on page 11. For information on director attendance expectations, see the Statement of Corporate Governance Practices – “Director Tenure – Meeting attendance record” on page 47.

	Number of Meetings		Overall Attendance
Board and Committees	Regular	Special	at Regular Meetings
Board	8	-	99%
Audit Committee	6	-	100%
Corporate Governance Committee	5	-	100%
Management Resources and Compensation Committee	6	-	100%
Risk Management Committee	6	6	97%

Mr. Ron Tysoe, who is not standing for re-election on April 4, 2019 attended 100% of regular Board and Risk Management Committee Meetings.

Director attendance at the annual meeting of shareholders

CIBC encourages each member of the Board to attend its annual meeting of shareholders. At our last annual meeting, held on April 5, 2018, all of the director nominees attended.

Director nominee independence

The Board determined that each director nominee is independent except Victor Dodig because he is President and Chief Executive Officer of CIBC.

All members of the Board committees are independent under the Board’s independence standards. These standards incorporate the Affiliated Persons (Banks) Regulations, the New York Stock Exchange (NYSE) corporate governance rules and the Canadian Securities Administrators (CSA) corporate governance guidelines and are available at www.cibc.com. For information about how the Board determines director independence, see the Statement of Corporate Governance Practices – “Director Independence” on page 42.

CIBC PROXY CIRCULAR	26

Directors

Director nominee skills and experience

The table below shows the skills and experience of our director nominees in areas the Board considers important to CIBC.

Skills and Experience
Leadership	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Strategy	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓			✓
Financial Services	✓		✓		✓	✓		✓	✓	✓		✓	✓		✓
Financial Expertise			✓		✓	✓		✓		✓	✓	✓	✓		✓
Risk Management/Risk Governance	✓					✓		✓		✓			✓		✓
Human Resources Management/Compensation	✓	✓		✓	✓	✓	✓	✓	✓	✓			✓
Corporate Responsibility	✓	✓		✓	✓	✓	✓	✓			✓			✓	✓
Legal/Regulatory/Compliance	✓				✓			✓		✓	✓	✓		✓	✓
Public/Government Relations					✓	✓		✓		✓	✓	✓		✓	✓
Information Technology		✓		✓	✓				✓				✓	✓

Director Compensation

CIBC’s director compensation program is designed to attract and retain people with the skills and experience to act as directors of CIBC. The Corporate Governance Committee evaluates director compensation against companies in the financial services sector that are of comparable size, scope, market presence and complexity to CIBC. Based on these criteria, CIBC director compensation is targeted within the range of its comparator group: Bank of Montreal, National Bank of Canada, Royal Bank of Canada, Bank of Nova Scotia, the Toronto- Dominion Bank, Manulife Financial and Sun Life Financial.

The Corporate Governance Committee reviews CIBC’s director compensation program annually to make sure it aligns with the interests of our shareholders, is competitive with the market, and reflects best practices. The Committee also reviews the workload, time commitment and Board member responsibilities based on the evolving complexity of CIBC businesses and its regulatory environment; the increasing engagement of directors with regulators and other stakeholders; and CIBC’s ability to remain competitive with its peers in attracting and retaining directors with the expertise and experience required for CIBC’s Board.

In February 2018, the Board eliminated the retainer for the Special Litigation Committee and disbanded that committee. No other changes were made to director compensation for fiscal 2018.

27	CIBC PROXY CIRCULAR

Directors

Director compensation components

The table below sets out the components of director compensation for fiscal 2018(1).

Annual Retainers	($)
Cash (may be taken as cash, shares or DSUs(2))
Chair of the Board(3)	195,000
Other Directors(4)	100,000
Equity (may be taken as shares or DSUs)
Chair of the Board(3)	230,000
Other Directors	115,000
Committee Chair	50,000
Committee membership in excess of one(5)	15,000
Special Litigation Committee Chair(6)	20,000
Special Litigation Committee Member(6)	10,000
Meeting Attendance and Travel Fees
Ad-hoc committees (per meeting)	1,000
Travel (per trip)(7)	2,000

(1)	CIBC directors who are U.S. citizens and whose primary residence is in the U.S. are paid their director compensation in U.S. dollars.
(2)	A DSU (deferred share unit) is a bookkeeping entry credited quarterly to an account maintained for a director. The value of a director’s DSU account is payable in cash in a lump sum when he or she is no longer a director of CIBC or a subsidiary or affiliate of CIBC. The redemption value of a DSU is based on the value of the common shares of CIBC determined in accordance with the director equity plans. Directors are entitled to dividend equivalent payments that are credited quarterly in the form of additional DSUs at the same rate as dividends on common shares. DSUs do not entitle the holder to voting or other shareholder rights.
(3)	The Chair of the Board receives no compensation as a director of CIBC other than the annual cash and equity retainers for the Chair of the Board.
(4)	Paid for service on the Board and one committee.
(5)	Paid for service on each additional committee in excess of one (excluding special ad hoc committees and committee chairs).
(6)	This retainer was prorated to February 2018 when the Special Litigation Committee was disbanded.
(7)	Paid for attending Board or committee meetings in person, where the distance from the director’s primary place of residence to the meeting location is 300 km or more.

Directors are reimbursed for travel, accommodation and other out-of-pocket expenses incurred in attending meetings and carrying out their duties as a director. In addition, CIBC pays the cost for administration of the office of the Chair of the Board. Independent directors do not receive stock options and do not participate in CIBC’s pension plans.

Restrictions on trading and hedging CIBC Securities

Directors are prohibited from using hedging strategies to offset a decrease in the market value of CIBC securities. For more information see page 83 “Restrictions on trading and hedging CIBC Securities”.

CIBC PROXY CIRCULAR	28

Directors

Director compensation table

The table below sets out total compensation paid to independent directors during fiscal 2018.

	Fees Earned(2)						Allocation of Fees
	Annual Retainer							Share-Based
Name(1)	Equity	Cash	Committee Member and Chair Retainers	Travel Fees	All Other Compensation	Total Compensation	Cash	Common Shares	DSUs
Brent S. Belzberg	115,000	100,000	15,000	4,000	-	234,000	-	-	234,000
Nanci E. Caldwell	148,804	129,395	-	15,566	-	293,765	144,961	148,804	-
Michelle L. Collins(3)(4)	148,804	129,395	-	15,566	212,767	506,532	214,292	-	292,240
Gary F. Colter(5)	57,500	50,000	10,833	2,000	10,000(6)	130,333	62,833	-	57,500
Patrick D. Daniel	115,000	100,000	15,000	12,000	-	242,000	127,000	-	115,000
Luc Desjardins	115,000	100,000	-	4,000	-	219,000	104,000	-	115,000
Linda S. Hasenfratz	115,000	100,000	50,000	4,000	-	269,000	129,000	140,000	-
Kevin J. Kelly	115,000	100,000	-	4,000	-	219,000	-	-	219,000
Christine E. Larsen	148,804	129,395	-	12,961	-	291,160	110,008	181,152	-
Nicholas D. Le Pan(5)	115,000	100,000	3,333	12,000	-	230,333	115,333	115,000	-
John P. Manley(3)	230,000	195,000	-	-	252,377	677,377	-	-	677,377
Jane L. Peverett	115,000	100,000	50,000	12,000	-	277,000	109,000	-	168,000
Katharine B. Stevenson	115,000	100,000	50,000	4,000	-	269,000	154,000	115,000	-
Martine Turcotte(5)	115,000	100,000	21,668	8,000	-	244,668	-	-	244,668
Ronald W. Tysoe(3)	148,804	129,395	27,933	15,566	225,093	546,791	397,987	-	148,804
Barry L. Zubrow(3)(4)(5)	148,804	129,395	41,006	18,171	185,483	522,859	374,055	148,804	-
TOTAL	2,066,520	1,791,975	284,773	143,830	885,720	5,172,818	2,042,469	848,760	2,271,589

(1)	Mr. Dodig did not receive compensation for his services as a director of CIBC. See “Summary compensation table” on page 78 for Mr. Dodig’s compensation as President and Chief Executive Officer.
(2)	Amounts paid in U.S. dollars to directors who are U.S. citizens and whose primary residence is in the U.S. were converted to Canadian dollars using the spot exchange rate reported by Bloomberg as follows:
•	US$1.00 = C$1.266 on February 9, 2018
•	US$1.00 = C$1.2915 on May 10, 2018
•	US$1.00 = C$1.3025 on August 9, 2018
•	US$1.00 = C$1.3158 on November 7, 2018

29	CIBC PROXY CIRCULAR

Directors

(3)	The amounts reported under “All Other Compensation” include fees paid for serving on the boards and committees of CIBC Bancorp USA Inc. and CIBC Bank USA. Each of Ms. Collins, Mr. Manley, Mr. Tysoe and Mr. Zubrow received US$135,000 for serving as a director of those subsidiaries. Ms. Collins received US$20,000 for serving as Chair of the Audit Committee. Mr. Manley received US$50,000 for serving as the Chair of the Board. Mr. Tysoe received US$30,000 for serving as Chair of the Risk Committee. U.S. dollar amounts have been converted to Canadian dollars for purposes of this disclosure using the Bank of Canada's exchange rate of US$1.00 = C$1.3642 reflecting the foreign exchange rate on the last trading day of fiscal 2018. Ms. Collins and Mr. Manley elected to receive some or all of this compensation in the form of DSUs.
(4)	The amounts reported under "All Other Compensation" include fees of US$1,000 per meeting paid to Ms. Collins and Mr. Zubrow for participating in management's anti-money laundering (AML) committee meetings. U.S. dollar amounts have been converted to Canadian dollars for purposes of this disclosure using the Bank of Canada's exchange rate of US$1.00 = C$1.3642 reflecting the foreign exchange rate on the last trading day of fiscal 2018.
(5)	The amounts reported under “Committee Member and Chair Retainers” include prorated fees paid for service on the Special Litigation Committee before it was disbanded in February 2018.
(6)	Mr. Colter retired from the CIBC Board on April 5, 2018. In honour of his service, a $10,000 donation was made to a charity selected by Mr. Colter, consistent with CIBC's giving guidelines.

Director equity ownership guideline

The Board expects directors to hold at least six times the annual cash retainer of $100,000 ($600,000) in CIBC common shares and/or DSUs. Directors are expected to reach this ownership level within five years after joining the Board.

Directors must take $115,000 of their $215,000 annual retainer (54%) in either CIBC common shares or DSUs. The Chair of the Board must take $230,000 of his $425,000 annual retainer (54%) in either CIBC common shares or DSUs. The requirement to receive these amounts in equity continues even after directors have reached the equity ownership guideline. Directors may also elect to take all or a portion of their cash retainers in CIBC common shares or DSUs.

Each director nominee has met the equity ownership guideline with the exception of Barry Zubrow, Nanci Caldwell, Christine Larsen and Michelle Collins. Each of these nominees is acquiring equity under the director compensation program to reach the equity ownership guideline and has five years from the date of their appointment to the Board to meet the guideline.

Each director nominee’s equity ownership interest in CIBC is set out in his or her biography on pages 11 to 25.

CIBC PROXY CIRCULAR	30

Board Committee Reports

The Board has four committees: Audit Committee, Corporate Governance Committee, Management Resources and Compensation Committee and Risk Management Committee. Each committee reports highlights of its 2018 activities below. Committee mandates can be found at www.cibc.com.

Report of the Audit Committee

The key responsibilities of the Audit Committee are to (i) review the integrity of CIBC’s financial statements, management’s discussion and analysis (MD&A) and internal control over financial reporting; (ii) monitor the system of internal control; (iii) monitor CIBC's compliance with legal and regulatory requirements; (iv) select the external auditors for shareholder approval; (v) review the qualifications, independence and service quality of the external auditors and CIBC’s internal auditors; and (vi) act as the audit committee for certain federally regulated subsidiaries.

Responsibility	2018 Highlights
Financial Reporting and Internal Controls

•    Reviewed and recommended Board approval of quarterly and annual financial statements.

•    Reviewed significant areas of accounting and disclosure judgment relating to:

-    the measurement of expected credit losses;

-    the assessment of goodwill impairment;

-    the assessment of the impact of the Barbados government debt restructuring; and

-    tax-related provisions and disclosures.

•    Reviewed the implementation of International Financial Reporting Standards (IFRS) 9, Financial Instruments effective November 1, 2017.

•    Reviewed the status of future accounting standards, including

IFRS 15 Revenue from Contracts with Customers, IFRS 16 Leases and IFRS 17 Insurance Contracts.

•    Reviewed reports on internal controls over financial reporting from management and EY.

•    Received regular updates from Internal Audit and Finance on the control environment.

•    Reviewed the annual fraud management report.

31	CIBC PROXY CIRCULAR

Board Committee Reports

External Auditors

•    Approved the scope of services, terms of engagement, annual audit plan and the associated fees of EY.

•    Reviewed and discussed with EY key areas of risk of material misstatement of the financial statements and significant auditor judgment.

•    Discussed quarterly review results with EY.

•    Discussed annual audit findings with EY.

•    Reviewed the annual written statement of objectivity and independence provided by EY.

•    Pre-approved all EY engagements for non-audit services and fees in accordance with the Scope of Services of the Shareholders’ Auditors Policy.

•    Completed the Annual Assessment of the Effectiveness of the External Auditor report and recommended their re-appointment for Shareholder approval.

•    Attended a demonstration of audit innovation tools and techniques provided by EY.

•    Reviewed developments related to the new audit standards designed to enhance the auditor’s report.

Internal Audit Function

•    Reviewed and approved the Internal Audit organizational framework and charter.

•    Reviewed and approved Internal Audit’s audit plan including the audit scope and the overall risk assessment and monitored its execution.

•    Reviewed Internal Audit’s report of CIBC’s risk governance framework and its assessment of the oversight by Finance, Risk Management and Compliance.

•    Reviewed the performance goals and the effectiveness, and approved the mandate of the Chief Auditor.

•    Recommended Board approval of the re-appointment of the Chief Auditor.

•    Reviewed and approved succession plans for the Chief Auditor.

•    Monitored Internal Audit compliance with regulatory expectations.

Finance Function

•    Reviewed and approved the Finance organizational framework.

•    Reviewed and recommended Board approval of Finance’s financial plan and staff resources.

•    Reviewed management’s assessment of the effectiveness of the Finance function.

•    Reviewed the performance goals and the effectiveness, and approved the mandate of the Chief Financial Officer (CFO).

•    Reviewed and approved the succession plans for the CFO.

Whistleblower Procedures	• Reviewed and approved the Whistleblower Policy and Procedures. • Reviewed management’s quarterly Whistleblower Report.

CIBC PROXY CIRCULAR	32

Board Committee Reports

Legal and Regulatory Developments

•    Received regular updates from the legal department on legal matters.

•    Monitored regulatory developments including updates from stakeholders on the effect of evolving regulatory expectations on CIBC’s businesses, as well as regular briefings on the results of regulatory reviews and benchmarking exercises.

Subsidiary Oversight

•    Acted as audit committee for certain federally regulated subsidiaries of CIBC.

•    Reviewed the financial statements and management reports from the CFO of these regulated subsidiaries.

•    Reviewed and discussed audit findings with EY and management.

Members of the Committee are Jane L. Peverett (Chair), Luc Desjardins, Kevin J. Kelly, Christine E. Larsen and Nicholas D. Le Pan. Each Committee member is independent and “financially literate” as required by the NYSE and the CSA and four members of the Committee are “audit committee financial experts” under the U.S. Securities and Exchange Commission (SEC) rules.

Audit Committee voluntarily reports on SEC matters

Management has primary responsibility for CIBC’s financial statements and the overall reporting process, including CIBC’s system of internal controls. The external auditors, EY, are responsible for performing an independent audit of CIBC’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), and an independent audit of internal control over financial reporting in accordance with the standards of the PCAOB. These audits serve as a basis for the auditors’ opinions included in the Annual Report addressing whether the consolidated financial statements fairly present CIBC’s financial position, results of operations, and cash flows in conformity with IFRS as issued by the International Accounting Standards Board. The Audit Committee’s responsibility is to monitor and oversee these processes.

The Audit Committee has reviewed and discussed the audited consolidated financial statements with management. In addition, the Audit Committee discussed with EY the matters required to be discussed by the PCAOB’s Statement on Auditing Standards No. 3101(Communications With Audit Committees) and Canadian Auditing Standard 260 (Communication With Those Charged With Governance) including matters relating to the conduct of the audit of CIBC’s consolidated financial statements and the assessment of the effectiveness of CIBC’s internal control over financial reporting under Section 404 of the U.S. Sarbanes-Oxley Act of 2002.

EY provided to the Audit Committee a formal written statement describing all relationships between EY and CIBC that may reasonably be thought to bear on independence as required by PCAOB Rule 3526. The formal written statement includes confirmation that EY is independent within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario and can continue to act as the Independent Registered Public Accounting Firm for CIBC.

33	CIBC PROXY CIRCULAR

Board Committee Reports

Based on this review and these discussions, the Audit Committee recommended to the Board that the audited consolidated financial statements be filed with Canadian securities regulators on SEDAR and included in CIBC’s annual report on Form 40-F for the year ended October 31, 2018 for filing with the SEC. The Audit Committee also approved, subject to shareholder appointment, the selection of EY as CIBC’s external auditors.

This report has been adopted and approved by the members of the Audit Committee: Jane L. Peverett (Chair), Luc Desjardins, Kevin J. Kelly, Christine E. Larsen and Nicholas D. Le Pan.

Annual assessment of external auditors' effectiveness and service quality

As part of its oversight responsibilities, the Audit Committee conducts an annual assessment of EY’s effectiveness and service quality. For the 2018 audit period the Audit Committee’s assessment considered such factors as (i) EY’s independence, including lead audit partner rotation requirements, objectivity and professional skepticism; (ii) the quality of their engagement team; (iii) the quality of their communications and interactions; (iv) the overall quality of the service provided; and v) a review of management’s evaluation. The Audit Committee concluded that they were satisfied with the quality of audit services provided by EY for 2018.

As a safeguard against the concern that the long tenure of the same external audit firm may create institutional familiarity threats which may impede the ability of the external auditor to exercise appropriate professional skepticism, the Audit Committee conducted a comprehensive review of EY in 2015. The Audit Committee concluded from this review that they were satisfied with the quality of audit services provided by EY.

The Board recommends that EY be appointed by shareholders as auditors of CIBC until the close of the next annual meeting of shareholders.

Fees for services provided by external auditors

The fees EY billed for professional services for the fiscal years ended October 31, 2018 and October 31, 2017, are set out below.

Fees Billed by EY (unaudited, $ millions)	2018	2017
Audit fees(1)	26.0	21.1
Audit related fees(2)	2.5	2.6
Tax fees(3)	2.4	1.1
Other(4)	0.1	0.1
Total	31.0	24.9

(1)	For the audit of CIBC’s annual financial statements and services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees also include the audit of internal controls over financial reporting under standards of the PCAOB. Both the 2018 and 2017 audit fees include those for CIBC Bank USA.
(2)	For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s financial statements, including accounting consultation, various agreed upon procedures and translation of financial reports.
(3)	For tax compliance and advisory services.
(4)	Includes fees for non-audit services.

Pre-approval policy

The Audit Committee pre-approves work performed by CIBC’s auditors. This approval process is explained in CIBC’s Policy on the Scope of Services of the Shareholders’ Auditors which is described under “Pre-Approval Policies and Procedures” in CIBC’s Annual Information Form dated November 28, 2018, and available at www.cibc.com.

CIBC PROXY CIRCULAR	34

Board Committee Reports

Report of the Corporate Governance Committee

The key responsibilities of the Corporate Governance Committee are to oversee (i) CIBC’s corporate governance framework; (ii) CIBC Board and committee composition; (iii) evaluation of CIBC’s Board, committees and director effectiveness; (iv) director orientation and continuing education; and (v) CIBC’s corporate responsibility reporting, stakeholder engagement framework and matters relating to conduct.

Responsibility	2018 Highlights
Governance

•    Oversaw CIBC’s stakeholder engagement process with shareholders, shareholder advocacy groups, proxy governance advisory firms and regulators to foster transparent relationships and discuss CIBC’s governance practices and disclosure and emerging trends.

•    Reviewed reports on OSFI’s revised Corporate Governance Guideline and the impact on management, Board and committee oversight, and board reporting.

•    Reviewed and recommended Board approval of revisions to Board and committee mandates to simplify language, remove duplication, and enhance alignment to regulatory guidance and best practice.

•    Approved updates to key Board and committee governance policies based on best practice.

•    Reviewed director compensation and market trends and determined that no changes were required during fiscal 2018.

•    Reviewed and recommended Board approval of CIBC’s Statement of Corporate Governance Practices, responses to shareholder proposals, and governance disclosure in CIBC’s management proxy circular.

•    Reviewed the adoption of recommended governance standards by CIBC subsidiaries under CIBC’s framework for subsidiary governance.

•    Approved additional guidance for certain U.S. subsidiaries on board composition, director selection criteria, tenure and board size.

•    Reviewed CIBC’s corporate responsibility reporting and changes to evolve CIBC’s approach to environmental, social and governance (ESG) performance factors.

Board and committee composition

•    Reviewed the composition, size, and collective skills and experiences of the Board.

•    Discussed Board renewal activities with a view to reducing the size of the Board to 14 over time.

•    Reviewed and recommended Board approval of director nominees and determined their independence.

•    Reviewed and recommended Board approval of changes in committee composition based on principles that guide committee membership and committee chair succession to balance seasoned views with fresh perspectives while fostering diversity and ensuring the committees retain core skills and experiences among their members.

35	CIBC PROXY CIRCULAR

Board Committee Reports

Board and committee effectiveness

•    Oversaw the evaluation of the performance and effectiveness of the Board, committees, Chair of the Board and Chief Executive Officer with the support of an independent external advisor.

•    Developed action plans to address evaluation results and reviewed status reports on progress.

•    Oversaw the administration of CIBC’s continuing education program for directors and exceeded the Board’s target of having at least 10% of time at committee meetings dedicated to director development.

•    Reviewed reports on the effectiveness of management reports to the Board and committees and enhanced reporting to facilitate more time for meaningful discussion at meetings.

Conduct

•    Reviewed and recommended Board approval of changes to CIBC’s revised Code of Conduct that enhance the approach to behavioural codes by combining the Code of Ethics for Directors with the Code of Conduct, expand the application of the Code of Conduct to CIBC Bank USA employees, and incorporate new regulatory requirements.

•    Reviewed reporting on the administration of and adherence to CIBC’s behavioural codes by employees, directors and contingent workers.

•    Acted as the conduct review committee for CIBC and its federally regulated subsidiaries.

•    Reviewed a report on CIBC’s complaint-handling processes and internal enhancements to improve a client’s experience with our complaint resolution processes.

•    Reviewed a report on the effectiveness of CIBC’s Privacy Management Framework in raising privacy issues for resolution and an update on privacy related risks, issues and developments.

Members of the Committee are Katharine B. Stevenson (Chair), Brent S. Belzberg, Patrick D. Daniel, Jane L. Peverett and Martine Turcotte. All members of the Committee are independent.

CIBC PROXY CIRCULAR	36

Board Committee Reports

Report of the Management Resources and Compensation Committee

The Committee is responsible for assisting the Board of Directors in their global oversight of CIBC’s human capital strategy, including talent, succession planning and total rewards, and the alignment with CIBC’s strategy, risk appetite and controls.

The Chair of the Committee and the Chair of the Board have written a letter to shareholders about CIBC’s approach to executive compensation, starting on page 56 of this Circular.

Responsibility	2018 Highlights
Performance, Compensation, Employment Arrangements and Ownership

•    Recommended Board approval of the CEO's fiscal 2018 performance, goals and measures, and compensation, including an increase in his Total Direct Compensation target of $0.75 million to $8.75 million (prorated 2018 target of $8.38 million) which better aligns the CEO’s compensation with the market and reflects his strong leadership in advancing CIBC’s strategy.

•    Recommended Board approval of a 10% increase to the CEO’s incentive deferral rate to 80% to further align with mid- and long- term shareholder interests.

•    Reviewed, approved or recommended Board approval of Executive Committee (EXCO) and other key officers' fiscal 2018 performance, goals and measures, and compensation.

•    Approved an increase to EXCO share ownership requirements from four to five times salary to further align with shareholder interests.

•    Reviewed adherence to share ownership guidelines for executives and Managing Directors.

Talent and Succession

•    Recommended Board approval of the succession plans for the CEO and EXCO.

•    Reviewed progress on development plans for succession candidates for key leadership roles to ensure a robust pipeline.

•    Reviewed CIBC’s people priorities in our new Human Capital Strategy, with a focus on talent strategy, succession planning, inclusion, employee engagement and culture to deliver on CIBC’s business strategy.

•    Reviewed our new leadership development architecture that will deliver targeted, strategically aligned programs for senior leaders.

Compensation Risk, Incentive Funding, Philosophy, Policies and Plans

•    Approved CIBC's compensation philosophy, methodology and governance.

•    Reviewed the alignment of compensation with business performance and risk.

•    Approved CIBC’s Business Performance Factor (BPF) with:

-    adjusted weightings for the key performance measures to strengthen the link between compensation and business strategy; and

-    redefined client experience measure in CIBC's new Client Experience (CX) Index which reinforces our client-focus across the bank.

•    With input from the Chief Risk Officer, Chief Financial Officer, Group Head, Client Connectivity and Innovation and Chair, Risk Management Committee, recommended Board approval of annual incentive compensation and allocations for functional groups and strategic business units.

•    Recommended Board approval of amendments to material compensation plans and reviewed a report on non-material compensation plans.

37	CIBC PROXY CIRCULAR

Board Committee Reports

Pension	• Reviewed CIBC’s pension investment strategy. • Approved pension investment policies and changes to the pension governance structure.
Governance and Controls

•    Reviewed an assessment of significant human resources risks and effectiveness of related internal controls.

•    Reviewed Internal Audit’s independent report on material compensation plans.

•    Reviewed regulatory and governance updates related to executive compensation.

•    Recommended Board approval of the executive compensation disclosure in our proxy circular.

Members of the Committee are Linda S. Hasenfratz (Chair), Nanci E. Caldwell, Patrick D. Daniel and Katharine B. Stevenson. All members of the Committee are independent.

Report of the Risk Management Committee

The key responsibilities of the Risk Management Committee are to (i) assist the Board of Directors in fulfilling its responsibilities for defining CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite; (ii) oversee the identification, measurement, monitoring and controlling of CIBC’s principal business risks; (iii) review and approve key frameworks, policies and risk limits established to control CIBC's exposures to its principal risks; and (iv) oversee CIBC's Risk Management function.

Responsibility	2018 Highlights
Principal Business Risks

•    Reviewed and recommended Board approval of CIBC’s risk appetite framework and risk appetite statement and approved CIBC’s strategic business unit (SBU) and functional group risk appetite statements. The review included how CIBC’s risk appetite is translated into actionable measures for CIBC’s SBUs and infrastructure groups, alignment with strategic plans, as well as enhancements to strengthen CIBC’s Risk Management function to address evolving risks and regulatory frameworks.

•    Reviewed Risk Management’s assessment into year-end compensation recommendations.

•    Reviewed the capital plan and recommended Board approval of the Capital Policy.

•    Reviewed and approved refinements to various risk limits, funding, frameworks and policies, and associated compliance reporting, as well as CIBC’s Recovery and Resolution Planning.

•    Monitored and reviewed reports on CIBC’s risk profile including management’s assessment of information technology risk and governance activities.

•    Monitored developments pertaining to top risk themes including information security, Canadian consumer debt and geopolitics.

•    Reviewed management’s self-assessment of the design and operating effectiveness of the risk assessment processes relative to new strategies, products or services.

•    Reviewed presentations on the risks associated with various business activities including real estate secured lending, global commercial real estate lending, credit cards, unsecured personal lending, oil and gas portfolio, as well as a review of CIBC FirstCaribbean International Bank.

•    Reviewed management’s reports on stress testing relative to macro- economic conditions including an assessment of capital adequacy.

CIBC PROXY CIRCULAR	38

Board Committee Reports

Risk Management and Compliance Functions

•    Engaged a third party to conduct an independent review of the Risk Management function including Compliance and Anti-Money Laundering.

•    Oversaw the appointment of a new Chief Anti-Money Laundering Officer.

•    Reviewed and recommended Board approval of the Risk Management financial plan and staff resources.

•    Approved the Compliance department’s Independent Oversight Activities and Compliance Program Improvement Initiatives planned for fiscal 2019.

•    Approved the Enterprise Anti-Money Laundering Group’s examination plan for fiscal 2019.

•    Reviewed succession plans, goals and assessments of effectiveness of the Chief Risk Officer, Chief Compliance Officer and Chief Anti-Money Laundering Officer.

Compliance

•    Reviewed and approved CIBC’s Regulatory Compliance Policy and CIBC’s Anti-Money Laundering (AML) and Anti-Terrorist Financing (ATF) Framework and Policy.

•    Continued to monitor global regulatory developments and guidance and compliance with regulatory requirements.

•    Provided oversight of AML and ATF activities through management's AML committee.

•    Reviewed the Chief Compliance Officer's quarterly reports on Compliance as well as Enterprise Anti-Money Laundering Group’s quarterly report and the Chief Anti-Money Laundering Officer’s annual report.

Members of the Committee are Barry L. Zubrow (Chair), Brent S. Belzberg, Michelle L. Collins, Martine Turcotte and Ronald W. Tysoe. All members of the Committee are independent.

39	CIBC PROXY CIRCULAR

Statement of Corporate Governance Practices

CIBC’s corporate governance framework guides the Board and management in fulfilling their responsibilities to CIBC and its stakeholders. This statement of corporate governance practices was last reviewed and approved by the Board in February 2019.

The diagram below provides a snapshot of the relationships among the Board, management, shareholders, auditors and regulators.

Read about key elements of our governance practices:

41	Governance Structure

41	Board Composition

41	Board Responsibilities

42	Director Independence

45	Director Nomination Process

46	Director Tenure

47	Annual Board Evaluation Process
48	The Chief Executive Officer

48	The Chair of the Board

48	Board Committees

49	Board Access to Independent Advisors and Management

49	Director Orientation and Continuing Education

51	Director Compensation
51	Executive Compensation

51	Inclusion and Diversity

52	Talent Management and Succession Planning

52	CIBC Code of Conduct

53	Corporate Responsibility

54	Subsidiary Governance

54	Stakeholder Engagement

CIBC PROXY CIRCULAR	40

Statement of Corporate Governance Practices

1.	Governance Structure

At the foundation of CIBC’s governance structure are knowledgeable, independent and effective directors. Documenting clear roles and responsibilities for the Board and its committees helps the Board supervise the management of CIBC’s business and affairs. Every year, the Board reviews and approves the mandates of the Board of Directors, Chair of the Board, Board Committees, a Board Chair and the President and Chief Executive Officer (CEO).	Find Mandates of the Board, Board Committees, Chair of the Board, Board Committee Chair, President and CEO at www.cibc.com or www.sedar.com.

2.	Board Composition

The composition of the Board and its committees is driven by legal requirements, CIBC’s strategic priorities and the annual Board evaluation process.

Legal requirements – The Board complies with legal and regulatory requirements on the qualifications, number, affiliation, residency and expertise of directors. These requirements come from the Bank Act (Canada) (the Bank Act), securities laws and stock exchanges on which CIBC shares are listed.

Board size – The Corporate Governance Committee reviews Board size and composition annually. The Committee considers changes in legal requirements, best practices, the skills and experiences required to enhance the Board’s effectiveness and the number of directors needed to discharge the duties of the Board and its committees effectively. The Committee is aiming for a Board size of 14 over time.

Director skill set and competency matrix – The Corporate Governance Committee assesses the skills and experiences of Board members and reviews the composition of the Board and its committees annually using a competency matrix. The matrix lists desired skills and experiences under broad categories such as leadership, functional capabilities, market knowledge and board experience. The Corporate Governance Committee updates the matrix regularly to reflect the Board’s current and long-term needs, as well as CIBC’s strategic priorities. Each Board member self-assesses his or her skills and experiences identified in the matrix. The Corporate Governance Committee uses the results of the self-assessments to help identify gaps in the Board’s collective skill set, promote continuing education and determine committee composition.

Information on the skills and experience of our director nominees in areas the Board considers important to CIBC is on page 27 of the 2019 Management Proxy Circular (the "Circular").

3.	Board Responsibilities

The Board is responsible for supervising the management of CIBC’s business and affairs. The Mandate of the Board of Directors is incorporated into this document by reference. The Board’s key responsibilities are outlined below.

Culture of integrity - The Board oversees CIBC’s Code of Conduct and is responsible for satisfying itself about the culture of integrity throughout CIBC.

Strategic planning – The Board oversees the development of CIBC’s strategic plan and priorities. In carrying out this responsibility, the Board considers CIBC's risk appetite, risk profile, capital and liquidity levels, emerging trends and the competitive environment. The Board reviews and approves CIBC's strategic plan, financial plan, capital plan and executive organizational structure and monitors their implementation and effectiveness.

Risk management – The Board approves CIBC's risk appetite statement and, with support from the Risk Management Committee, oversees CIBC’s risk profile and processes to identify, measure, monitor and control CIBC’s principal risks.

41	CIBC PROXY CIRCULAR

Statement of Corporate Governance Practices

Internal control - With support from the Audit Committee, the Board oversees and monitors the integrity and effectiveness of CIBC's internal control over financial reporting, system of internal control, and compliance with legal, regulatory, accounting and financial reporting requirements.

Human resources management – With support from the Management Resources and Compensation Committee, the Board oversees CIBC's human capital strategy, including talent, succession planning and total rewards, and the alignment with CIBC's strategy, risk appetite and controls.

Corporate governance – The Board establishes standards which allow the Board to function independently from management and Board policies that set out expectations and responsibilities of directors to contribute effectively to the Board’s operations.

Communications and disclosure – The Board reviews and monitors the effectiveness of CIBC’s communication framework, processes for maintaining effective stakeholder relationships and measures for receiving feedback from stakeholders.

4.	Director Independence

Director independence is an important part of how the Board satisfies its duty to supervise the management of CIBC’s business and affairs. The Board considers regulatory requirements, best practices and good judgment to define independence. In addition, the Board applies independence standards, which have tests to assess a director’s independence, as well as a description of relationships between CIBC and a director that would not affect a director’s independence. The Board and its committees promote independence by:	All director nominees are independent except Victor Dodig, President and CEO of CIBC.

•	reviewing the impact of any board interlocks (where two or more CIBC directors are on the board of another public company);

•	retaining advisors when needed for independent advice and counsel;

•	conducting regular in camera sessions of the Board and its committees without the CEO or any other member of management;

•	adhering to CIBC's Director Tenure Policy and tenure limits (see “Director Tenure” on page 46);

•	determining whether directors have a material interest in a transaction; and

•	appointing an independent Chair of the Board to oversee the Board’s operations and decision-making.

Independence standards

The Board independence standards require a substantial majority of its directors to be independent. A director is considered independent only where the Board affirmatively determines that the director has no material relationship with CIBC, including as a partner, shareholder or officer of an organization that has a relationship with CIBC. A “material relationship” is a relationship that could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment and includes an indirect material relationship. In determining whether a director is independent, the Board applies standards that incorporate the Affiliated Persons (Banks) Regulations, the New York Stock Exchange (NYSE) corporate governance rules and Canadian Securities Administrators corporate governance guidelines. The Board determines the independence of a director when the Board approves director nominees to be named in the Circular and at other times if necessary or desirable. For example, if a director joins the Board mid-year, the Board makes a

CIBC PROXY CIRCULAR	42

Statement of Corporate Governance Practices

determination on the new director’s independence at that time. The Board bases its determination of independence primarily on questionnaires completed by each director nominee.

All members of the Audit Committee, Management Resources and Compensation Committee and Corporate Governance Committee must be independent. A majority of the members of the Risk Management Committee must be independent. Audit Committee members must satisfy additional independence standards under the U.S. Sarbanes-Oxley Act of 2002. Management Resources and Compensation Committee members voluntarily adopted additional independence standards under the NYSE rules.

Immaterial relationships

The Board has identified immaterial relationships that do not affect a director’s independence (unless the Board decides otherwise based on a director’s particular circumstances). These “immaterial relationships” include:

•	routine banking services where a director, his or her immediate family members or entities they control, receive personal banking services, loans and other financial services in the ordinary course of business from CIBC or one of its subsidiaries as long as the services are on market terms, comply with applicable laws and do not exceed the monetary thresholds in the Board’s independence standards; and

•	the employment of an immediate family member of a director with CIBC or a subsidiary (provided the immediate family member is not the director’s spouse or an executive officer of CIBC or a subsidiary) and, as long as the compensation and benefits received by the family member were established by CIBC in accordance with policies and practices that apply to CIBC employees in comparable positions.

Outside board memberships

The Board does not limit the number of public companies on which a director may serve, but has strong expectations of Board members in managing time demands and increasing Board responsibilities. The Board recognizes that some directors have the time and ability to maintain the focus and commitment expected at CIBC’s Board and committee meetings as well as other public companies. The Board also recognizes that multiple public company board service enhances a director’s breadth and depth of experience and provides another means of staying abreast of topical issues, trends, governance practices and the evolving regulatory environment.

The Corporate Governance Committee believes it is important for directors to balance the insights gained from their roles on other boards (including as CEO) with the ability to prepare for, attend and participate effectively in their CIBC Board and committee meetings. As a result, the Committee monitors director performance to make sure directors continue to have the time and commitment to fulfill their obligations to CIBC’s Board. The Committee considers a number of factors in assessing director performance, including meeting attendance; individual contributions at meetings; results of the annual Board effectiveness evaluation; the role of the director on other boards; the time demands of outside activities; the industry, size, location and financial cycle of other public companies a director serves; and peer review feedback from one-on-one meetings between the Chair of the Board and each Board member. In addition, a director is required to obtain approval from the Chair of the Board before joining a new public company board. The Committee monitors the overboarding policies of proxy governance advisory firms and institutional shareholders, many of which have different numerical limits on the number of boards a director may serve. The Committee believes that monitoring director performance is more effective than setting a numerical limit on public company service.

43	CIBC PROXY CIRCULAR

Statement of Corporate Governance Practices

Board interlocks

An “interlock” occurs when two or more CIBC directors are on the board of another public company. The Board does not restrict board interlocks but recognizes that it is important for directors to remain impartial and independent even if they have a common board membership. There is one interlocking board membership among CIBC’s directors.

Company	Director	Committee Memberships
CAE Inc.	John Manley (Chair of the Board) Katharine Stevenson	- Audit; Governance

The Corporate Governance Committee does not believe that this common board membership impacts the ability of these directors to act in the best interests of CIBC and does not impair their independence.

Service on other public company audit committees

No member of CIBC’s Audit Committee may be on the audit committee of more than two other public companies unless the Board determines that this simultaneous service does not impair the ability of the member to be effective on CIBC’s Audit Committee.

The Corporate Governance Committee reviews service on multiple audit committees as part of its assessment of a director’s performance by looking at the annual Board effectiveness evaluation; questionnaires completed by the directors each year to assess financial literacy; qualifications to be designated as an audit committee financial expert; time demands on the director; and the director’s background and related experience.

No member of CIBC’s Audit Committee is on the Audit Committee of more than two other public companies.

In camera sessions

The Board and each of its committees set aside time for in camera sessions at their meetings to have open and candid discussion without the CEO or other members of management. The sessions are led by the Chair of the Board at Board meetings and the chair of each committee at committee meetings.

Conflicts of interest

To promote the Board’s independent decision-making, CIBC has a process in place to identify and deal with director conflicts of interest. If directors or executive officers have an interest in a material transaction or agreement with CIBC that is being considered by the Board or a Board committee, they: 1) disclose that interest; 2) leave the meeting during Board or committee discussion; and 3) do not vote on the matter.

Independent Chair of the Board

The Chair of the Board meets the Board’s independence standards and the additional independence standards for the Audit Committee. The Board believes that the Chair’s independence is important for leading the Board in carrying out its duties.

CIBC PROXY CIRCULAR	44

Statement of Corporate Governance Practices

5.	Director Nomination Process

Nominating a new candidate for election

The Corporate Governance Committee oversees Board renewal and is responsible for recommending director candidates. The Committee creates a candidate profile outlining the desired skills and experiences that will deepen the Board’s collective skills and experiences and support CIBC’s strategic priorities. The Committee might use an external recruitment firm to identify potential candidates who meet the desired profile. The Committee also maintains a list of potential director candidates based on recommendations from Board members, shareholders, clients and employees. Once the best candidates are identified, the Chair of the Board, Chair of the Corporate Governance Committee and other Board members meet with each candidate to discuss the candidate’s background, skills, experiences and ability to devote the time and commitment required to be on CIBC’s Board. The Corporate Governance Committee looks at each candidate’s integrity and suitability by obtaining references, verifying educational background, conducting a security check and assessing any potential conflicts, independence concerns or other issues.

There are mechanisms for stakeholders to recommend director candidates;

•	Under the Bank Act, shareholders may propose a director nominee to be included in CIBC’s proxy circular, provided they hold 5% of CIBC’s outstanding common shares.

•	Under CIBC’s Proxy Access Policy, qualifying shareholders may submit director nominations to be included in CIBC’s proxy circular. This policy is aligned with the approach to proxy access in the United States, except where Canadian law requires CIBC to comply with different requirements on share ownership. The policy is available at www.cibc.com.

•	A shareholder, client, employee or any other stakeholder may contact the Chair of the Board at any time to recommend director candidates. The Chair of the Board would then ask the Corporate Governance Committee to review the recommendation and report on the outcome of that review to the stakeholder.

Nominating an existing director for re-election

Before recommending an existing director for re-election to the Board, the Corporate Governance Committee reviews the director’s:

•	continuing integrity and suitability;

•	overall performance and capability to contribute effectively to the Board and its oversight responsibilities;

•	compliance with CIBC’s Code of Conduct;

•	attendance at regularly scheduled Board and committee meetings; and

•	tenure on the Board.

45	CIBC PROXY CIRCULAR

Statement of Corporate Governance Practices

6.	Director Tenure

CIBC has a Director Tenure Policy which outlines factors that affect a director’s tenure.

Term limits

Under the Bank Act directors are elected by shareholders for a one-year term that expires at the next annual meeting. The maximum period of time a director can be on CIBC’s Board is the earlier of 15 years after joining the Board or 75 years of age. A director would not stand for re-election at the annual meeting following that event although, in rare circumstances, the Corporate Governance Committee might recommend a director for re-election after the expiry of his or her maximum term if it is in the best interests of CIBC to do so.

The Board believes that term limits help create a balance between the fresh perspective of a new director and the experience of a seasoned director. This chart shows the amount of time that the director nominees for election at the 2019 annual meeting have been on CIBC’s Board. The average tenure of the director nominees is 8 years.

Resignation of a director

The Director Tenure Policy requires a director to provide notice of resignation to the Chair of the Board in certain circumstances, including:

•	the director no longer satisfies the director qualification requirements under applicable law;

•	there is a material change in the status of the director’s employment;

•	the director accepts a role with a company or organization which could have a material conflict with CIBC;

•	the director, or a company controlled by the director, causes CIBC to incur an irrecoverable loss; or

•	the director becomes aware that personal circumstances might have an adverse impact on the reputation of CIBC.

The Corporate Governance Committee makes a recommendation to the Board on whether to accept a resignation. The director who tenders a resignation does not take part in the decision-making process.

Majority voting

In an uncontested election where shareholders are asked to vote on the election of a director, a director nominee who receives a greater number of shareholder votes that are "withheld" than “for” will immediately tender his or her resignation to the Board. An “uncontested election” means an election where the number of nominees for director equals the number of directors to be elected. The Corporate Governance Committee will recommend that the Board accept the resignation absent exceptional circumstances. The Board will make its decision within 90 days after the election and issue a press release either announcing the resignation or explaining why it was not accepted. The director who tendered the resignation will not take part in the decision-making process.

CIBC PROXY CIRCULAR	46

Statement of Corporate Governance Practices

Meeting attendance record

Regular Board and committee meetings are set about three years in advance. Special meetings are scheduled when required. A director is encouraged to attend all meetings and expected to attend at least 75% of all regularly scheduled Board and committee meetings, except where the Corporate Governance Committee determines that personal circumstances beyond the director’s control prevent the director from doing so. This standard is not applied to attendance at special Board or committee meetings which are called on short notice. During fiscal 2018, directors attended 99% of regular Board and committee meetings. In addition, all of the nominees for election as directors at the 2018 annual meeting attended CIBC’s most recent annual meeting of shareholders. See pages 10 to 26 of the Circular for information on Board and committee meeting attendance.

Former Chief Executive Officer

Under the Director Tenure Policy, the CEO would not be re-elected as a director after ceasing to act as the CEO. However, the Corporate Governance Committee may recommend that a former CEO be re-elected as a director in special circumstances if in the best interests of CIBC.

7.	Annual Board Evaluation Process

The Corporate Governance Committee oversees the annual evaluation of the performance and effectiveness of the Board, its committees, the CEO and individual directors. An external advisor conducts the evaluation to encourage candid feedback, maintain confidentiality and promote objectivity. The external advisor also provides information on the corporate governance practices and board processes of other public companies.	Every director participates in an annual self-assessment and peer review process.

The evaluation includes:

•	a survey completed by each director;

•	a survey completed by senior executives on the performance of the CEO, the Board and the Board committees they support; and

•	individual one-on-one meetings between each director and the Chair of the Board.

The surveys ask questions about the effectiveness of the Board and committees in addressing areas of focus in the current year, what was done well and what could be done better. The topics covered by the survey are Board leadership, the Board and CEO relationship, talent management and succession planning, strategy, compliance, risk management, stakeholder engagement, tone at the top, culture, director education, board composition and operations. The survey also asks for input on areas of focus for the coming year.

One-on-one meetings between each director and the Chair of the Board provide an opportunity for open discussion about the contributions of the director and other fellow board members to the Board and its committees, what the Board and committees could do better, other responsibilities the director might be interested in and other comments or recommendations the director might have about the operation and performance of the Board. The Chair of the Board reports to the Corporate Governance Committee on broad themes from these meetings and uses peer feedback to review individual director performance, identify opportunities for individual director development and succession planning for the Board and committees.

The Corporate Governance Committee reviews the performance of the Chair of the Board each year and the Chair of the Corporate Governance Committee provides director feedback to the Chair of the Board.

The evaluation process helps identify opportunities for continuing Board and director development and forms the basis of action plans for improving the Board’s operations. Each Board committee monitors progress against its action plan.

47	CIBC PROXY CIRCULAR

Statement of Corporate Governance Practices

8.	The Chief Executive Officer

The CEO leads the management of CIBC’s business and affairs. In carrying out this responsibility, the CEO is responsible for duties relating to CIBC’s vision and values; strategy and operational direction; risk governance and internal control; financial information; human resources management; and effective communication with shareholders, clients, employees, regulators and other stakeholders.

9.	The Chair of the Board

The Chair of the Board is responsible for providing effective leadership of the Board, facilitating the operations and deliberations of the Board and overseeing the satisfaction of the Board's mandate. In carrying out these responsibilities, the Chair of the Board presides over Board and shareholder meetings; leads director development; leads the Board in overseeing the development of CIBC’s strategic plan; coordinates execution of the Board’s mandate and action plans; and communicates with shareholders, clients, employees, regulators and other stakeholders.

10.	Board Committees

The Board has four committees. In determining committee membership, the Board tries to strike a balance between having members with the right experience and expertise on the committee and rotating membership to bring new ideas and insights.

The Audit Committee is responsible for reviewing the integrity of CIBC’s financial statements, management’s discussion and analysis and internal control over financial reporting; monitoring the system of internal control; monitoring CIBC’s compliance with legal and regulatory requirements; selecting the external auditors for shareholder approval; reviewing the qualifications, independence and service quality of the external auditors and CIBC’s internal auditors; and acting as the audit committee for certain federally regulated subsidiaries. The Audit Committee also oversees succession planning for the Chief Financial Officer (CFO) and the Chief Auditor. The Audit Committee meets regularly with the external auditors, the CFO and the Chief Auditor. All Committee members are independent and four members are “audit committee financial experts” under the U.S. Securities and Exchange Commission rules.

The Management Resources and Compensation Committee is responsible for global oversight of CIBC's human capital strategy, including talent, succession planning, and total rewards, and the alignment with CIBC’s strategy, risk appetite and controls. The Management Resources and Compensation Committee reviews and approves CIBC’s compensation philosophy, methodology and governance practices; has duties relating to CIBC’s pension funds; and oversees the preparation of the compensation related disclosure. The Management Resources and Compensation Committee reviews and recommends Board approval of annual incentive compensation funding, employment arrangements, goals and measures, performance evaluation, compensation, and succession plans for the CEO and other key management positions. All Committee members are independent.

CIBC PROXY CIRCULAR	48

Statement of Corporate Governance Practices

The Corporate Governance Committee is responsible for overseeing CIBC’s corporate governance framework; CIBC Board and committee composition; evaluation of CIBC’s Board committees and director effectiveness; director orientation and continuing education; CIBC’s corporate responsibility reporting, stakeholder engagement framework and matters relating to conduct. All Committee members are independent.

The Risk Management Committee is responsible for assisting the Board in fulfilling its responsibilities for defining CIBC's risk appetite and overseeing CIBC’s risk profile and performance against its risk appetite; overseeing the identification, measurement, monitoring and control of CIBC’s principal risks; reviewing and approving key frameworks and risk limits established to control CIBC's exposures to its principal risks; and overseeing CIBC's Risk Management function. The Risk Management Committee also provides input to the Management Resources and Compensation Committee on risk-related aspects of executive compensation decisions and oversees succession planning for the Chief Risk Officer, Chief Compliance Officer and Chief Anti-Money Laundering Officer. All Committee members are independent.

11.	Board Access to Independent Advisors and Management

To assist the Board, the Chair of the Board and the Board committees in satisfying their responsibilities and to foster their independence, the Board, the Chair of the Board and the Board committees may retain independent advisors and set their compensation without consulting or obtaining approval of management. The Board, the Chair of the Board and the Board committees also have unrestricted access to management and employees of CIBC, as well as the external auditors. The Management Resources and Compensation Committee has an independent compensation advisor that reports directly to the Committee and does not work on any other CIBC mandate. The Audit Committee and Risk Management Committee retain an independent advisor periodically to review the effectiveness of Internal Audit, Finance, Compliance and Risk Management.

12.	Director Orientation and Continuing Education

CIBC’s Director Development Program fosters the continuous education of Board members. The program has two components: 1) orientation to help new directors become fully engaged as quickly as possible; and 2) continuing education to help directors understand new and emerging governance practices and regulatory developments related to the director’s Board and committee responsibilities.	The Board and its committees dedicated 12% of meeting time to educational presentations.

New director orientation

CIBC has an orientation program for new directors which consists of written materials and orientation events. There is a director orientation manual that includes Board policies and procedures; CIBC’s by-law and organizational structure; CIBC’s strategic, financial and capital plans; the most recent annual and quarterly financial reports; and a summary of key business issues. In addition, a new director has separate one-on-one meetings with the Chair of the Board, the CEO and members of management. Management also hosts tours of CIBC businesses and operations. The committee chair arranges orientation sessions about the committee the new director joins. To help a new director better understand the role of the Board and its committees and the commitment expected of a director, the Chair of the Board arranges for another Board member to act as mentor.

Continuing director education

During fiscal 2018, approximately 12% of agenda time was dedicated to continuing education, exceeding the Board’s goal of 10%. The Chair of the Board is responsible for coordinating director education at the Board level. Each Board committee chair is responsible for coordinating director education at the committee level. Directors identify continuing education topics in many ways — at Board and committee meetings, in surveys completed for the annual board performance evaluations and through regular feedback to the Chair of the Board and committee chairs. Directors may attend all committee education sessions, even if they are not a member of that committee.

49	CIBC PROXY CIRCULAR

Statement of Corporate Governance Practices

During fiscal 2018 and early fiscal 2019, directors participated in the following education sessions.

Attended	Session	Date
Board	• Investor Community Perspective on CIBC • Cyber Security • Fintech Update • Sexual Harassment • Anti-Money Laundering Training • Payments Modernization • Open Banking	November 2017 November 2017 November 2017 February 2018 August 2018 November 2018 November 2018
Audit Committee	• Capital Markets Update • Financial Instruments Update • Changes to External Auditors' Reports • IFRS 9 Reporting (joint with Risk Management Committee) • Audit Automation Demonstration	April 2018 April 2018 April 2018 August 2018 August 2018
Risk Management Committee

• Anti-Money Laundering Program

• Clearinghouse Clearing Counterparties

• Canadian Automotive Overview

• Quantitative Easing, Tapering and the Risk to Asset Prices

• Red Teaming

• Wires Payments Process, Cyber Controls and Governance

• Dark Web Overview

• Bail-in Regime for Canada

• IFRS 9 Reporting (joint with Audit Committee)

• Emerging and Known Risks

• Environmental, Social and Governance Overview

• Artificial Intelligence Strategy

November 2017

February 2018

February 2018

May 2018

August 2018

August 2018

August 2018

August 2018

August 2018

November 2017 and

February, April, May, August

and October 2018

November 2018

November 2018

Management Resources and Compensation Committee	• Stakeholder Engagement Update • Regulatory Update • Executive Compensation and Governance Evolving Trends • Market Performance and Pay Trends	November 2017 and February, May and August 2018 February and May 2018 February 2018 October 2018
Corporate Governance Committee	• Governance Regulatory Developments • Proxy Disclosure - Peer Bank Review • Report on Business Governance Ranking	November 2017 and February, May and August 2018 May 2018 November 2017

In addition, the Board fosters continuing education by each director individually, outside of Board and committee director education sessions. Directors receive an updated catalogue of internal and external educational opportunities periodically throughout the year. Individual director education consists of external courses; regular education presentations by internal and external experts; one-on-one sessions between a director and an internal or external expert on a specific topic; tours of CIBC businesses and operations; and educational reports posted to the Board website. CIBC pays the cost of all director continuing education relating to CIBC.

CIBC PROXY CIRCULAR	50

Statement of Corporate Governance Practices

13.	Director Compensation

CIBC’s director compensation program is designed to attract and retain people with the skills and experience to act as directors of CIBC. The Corporate Governance Committee reviews director compensation annually to make sure it aligns with the interests of CIBC shareholders, is competitive with the market and reflects best practices. The Corporate Governance Committee also reviews the workload, time commitment and responsibility of Board members. The Corporate Governance Committee may use an external advisor for advice on its director compensation policy and practices.

14.	Executive Compensation

The Management Resources and Compensation Committee oversees performance evaluation and compensation for the CEO, Executive Committee members and other key officers. When making incentive compensation decisions, the Management Resources and Compensation Committee looks at a number of factors which include: CIBC’s financial performance and sustainability of earnings; adherence to CIBC’s risk appetite statement and controls; progress on client experience metrics; the review of qualitative considerations, including relative performance versus peers; and individual performance against goals approved by the Board or Committee with a focus on strategy execution.

The Management Resources and Compensation Committee considers input from the CFO, Chief Risk Officer (CRO), Group Head, Client Connectivity and Innovation and the Chair of the Risk Management Committee when it reviews and recommends Board approval of incentive compensation funding for CIBC and the allocations to strategic business units. The Management Resources and Compensation Committee recommends for Board approval the annual incentive targets and individual compensation amounts for the CEO, Executive Committee members and other key officers, and approves compensation for any individual whose total compensation is above a certain materiality threshold.

15.	Inclusion and Diversity

CIBC is committed to building a fair and inclusive work environment where diverse ideas and perspectives are valued. The Board and management believe it is imperative when executing CIBC’s strategy to leverage individual differences that reflect the diverse background of CIBC’s clients and employees including, but not limited to, age, gender, ethnicity, ability, sexual orientation and experience.	CIBC named one of Canada's Best Diversity Employers for the past eight years and listed on the Bloomberg Gender Equality Index for the past four years.

The Board has a diversity policy which recognizes the value that all aspects of diversity bring to the boardroom in gaining other perspectives and delivering better business results for CIBC and its clients, shareholders and employees. This policy outlines the Board’s commitment to diversity among its members.

On gender diversity, the Board continues to meet its target of at least 30% women and 30% men on the Board and continues to promote gender diversity with women comprising:

•	47% of directors being nominated this year;
•	27% of Executive Committee members (officers who report to the CEO); and
•	31% of global boarded executives.

51	CIBC PROXY CIRCULAR

Statement of Corporate Governance Practices

Board processes - The Board assesses its diversity through the annual board evaluation process to understand all aspects of diversity on the Board, including the diversity of skills and experiences. See “Annual Board Evaluation Process” on page 47. In addition, when recruiting new directors, the Board strives to enhance diversity while seeking the best candidates with the qualifications and range of skills and experience needed to fulfill its mandate. The Corporate Governance Committee establishes director selection criteria and assesses the skills, diversity, competencies and experiences of Board members annually. This assessment helps the Corporate Governance Committee measure progress on its diversity objectives. See “Board Composition – Director skill set and competency matrix” on page 41.

Tone at the top - The Board and CIBC’s President and CEO, Victor Dodig, set the “tone at the top” on inclusion and diversity. CIBC’s Board committees comprise at least 30% women and at least half of those committees are chaired by women.

CIBC is proud of its leadership support of organizations advocating for gender-balanced leadership:

•	Mr. Dodig is past Chair of the 30% Club Canada and fellow directors John Manley and Luc Desjardins are members.
•	Mr. Dodig is Chair of the Catalyst Canada Advisory Board and fellow directors John Manley and Linda Hasenfratz are members.

For more information, see “Inclusion and Diversity” on page 51 and CIBC’s 2018 Corporate Responsibility Report and Public Accountability Statement at www.cibc.com.

16.	Talent Management and Succession Planning

CIBC is committed to developing employees at all levels of the organization and ensuring that the diversity of our workforce reflects the markets where we do business.

The Management Resources and Compensation Committee and the Board review regular updates on the progress of our talent strategy and the strength and diversity of our pipeline of future leaders. At least once a year, the Management Resources and Compensation Committee and the Board review succession plans for the CEO and Executive Committee (EXCO) members in an emergency situation and across various time frames. The Management Resources and Compensation Committee and management also discuss talent deeper in the pipeline, with potential over a longer horizon to develop into senior roles in the organization.

The Management Resources and Compensation Committee also reviews the succession plans for a number of positions identified as other key officer and critical roles; the Audit Committee reviews the succession plans of the CFO and Chief Auditor; and the Risk Management Committee reviews the succession plans of the CRO, Chief Compliance Officer and Chief Anti- Money Laundering Officer.

17.	CIBC Code of Conduct

CIBC is committed to the highest standards of ethical and professional conduct. Effective November 1, 2018, the Board approved a single Code of Conduct (the "Code") outlining the principles and standards of behavior for all employees of CIBC and its wholly-owned subsidiaries, as well as temporary agency workers, contractors and service provider workers providing support to CIBC (“contingent workers”) and members of the Board of Directors. The Code covers several topics such as acting with honesty and integrity; ensuring a respectful and safe workplace; avoiding conflicts of interest; protecting CIBC’s brand, clients, investors and the environment; and using and safeguarding CIBC information and other assets. Annual training on the Code is required for employees and contingent workers. In addition, employees, contingent workers and Board members are required to attest every year that they have read, understood and will abide by the Code at all times.

CIBC PROXY CIRCULAR	52

Statement of Corporate Governance Practices

CIBC’s Code of Conduct encourages employees and contingent workers to speak up if they become aware of a violation of the Code by raising their concern so that it can be investigated and addressed. There are many ways violations can be reported, including directly to the employees’ manager or Corporate Security, and anonymously and confidentially by calling CIBC’s Whistleblower Hotline or writing to the Chief Executive Officer, any member of the Executive Committee, or any member of the Board.

Changes to the Code are reviewed by the Board for approval. The Board or a committee of the Board may grant a waiver to a director or certain executive officers if warranted, and the waiver must be disclosed promptly as required by law. No waiver has been granted to date.

18.       Corporate Responsibility

The Corporate Governance Committee, Management Resources and Compensation Committee and Risk Management Committee have oversight accountabilities related to CIBC’s corporate responsibility. The Corporate Governance Committee reviews reports and disclosure on CIBC’s approach to conducting its business in an ethical and socially responsible and environmentally conscious manner. This review includes CIBC’s Corporate Responsibility Report; Code of Conduct; client complaint processes; privacy matters; donations and community investments; and our stakeholder engagement practices. The Management Resources and Compensation Committee considers how effectively CIBC’s corporate responsibilities have been discharged when determining performance-based compensation for senior executives, including the CEO and Executive Committee members. The Management Resources and Compensation Committee is also responsible for reviewing CIBC’s approach to important social factors like culture, inclusion and diversity, as well as the alignment to our corporate strategy. The Risk Management Committee reviews and approves CIBC’s frameworks and policies on the identification and control of a variety of risks. This review includes CIBC’s Reputation Risk Management Framework and Global Conduct Risk Framework.	Find the 2018 Corporate Responsibility Report and Public Accountability Statement at www.cibc.com.

At CIBC, our approach to sustainability aligns with our corporate strategy because our environmental, social and governance (ESG) initiatives are interconnected with our business performance in a way that is relevant to our diverse stakeholders. The Board participated in a development session with internal and external ESG leaders on enhancements being made to CIBC’s ESG framework in support of our corporate strategy and our related corporate responsibility disclosure. CIBC is committed to being transparent with stakeholders on our efforts to address climate change through our participation in the Carbon Disclosure Project and our support of the Task Force on Climate-related Financial Disclosures. Read more about CIBC’s focus on ESG topics that are important to stakeholders in our 2018 Corporate Responsibility Report and Public Accountability Statement.

53	CIBC PROXY CIRCULAR

Statement of Corporate Governance Practices

19.	Subsidiary Governance

CIBC’s Board and committees have an important subsidiary oversight role under CIBC’s Enterprise Subsidiary Governance Framework. This framework sets out the key principles underlying CIBC’s multi-disciplinary approach to subsidiary governance through strategic business units and control and governance functions; CIBC Board oversight; subsidiary board oversight; and reporting to those boards.

The Corporate Governance Committee is responsible for overseeing the framework and reviewing reports on governance matters relating to CIBC subsidiaries. See “Report of the Corporate Governance Committee” on page 35 of the Circular for information on the committee’s continuing work regarding oversight responsibilities, linkages, interconnectivity and information flow among the boards of CIBC and certain U.S. legal entities.

20.	Stakeholder Engagement

The Board and management believe that understanding the perspectives of CIBC’s stakeholders is key to being a relationship- focused bank. Some of the ways CIBC engages with its stakeholders are set out below.	Feedback from stakeholders provides valuable input to the Board.

Disclosing material information to the market – CIBC’s disclosure policy outlines our commitment to promote consistent disclosure practices aimed at accurate, timely and broadly disseminated disclosure of material information about CIBC to the market. The Corporate Governance Committee reviews how management administers the policy annually. The Board reviews and approves changes to the policy. CIBC has a Disclosure Committee which meets with responsible officers each quarter to review CIBC’s interim or annual financial reports to shareholders and related earnings release, as well as controls around CIBC’s disclosure and financial reporting.

Communication strategy – The Board reviews CIBC’s overall communication strategy annually to understand progress in furthering CIBC’s relationship with employees, clients, investors, analysts, the media, community and government. The Chair of the Board and senior officers meet regularly with shareholders, shareholder advocacy groups and others in the investment community to talk about CIBC’s approach to governance, risk governance, talent management, executive compensation and emerging environmental, social and governance practices.

Whistleblowing and Confidential Whistleblower Hotline – The Audit Committee oversees CIBC’s Whistleblower Policy, which provides a framework for the reporting and investigation of concerns raised by CIBC employees, contingent workers or others (e.g., clients, suppliers and shareholders) about accounting, internal accounting controls or auditing matters at CIBC. In addition, CIBC employees, contingent workers and others can report concerns through the Whistleblower Hotline about irregular business activities or behavior that may expose CIBC to reputation risk, including fraud, integrity of financial reporting, ethics, actual or potential violations of CIBC’s Code of Conduct, or violations of a law or regulation. Reports to the Whistleblower Hotline are confidential and callers can choose to remain anonymous.

CIBC PROXY CIRCULAR	54

Statement of Corporate Governance Practices

Annual Meeting – CIBC’s annual meeting of shareholders is held at different locations across Canada so that directors and management can meet shareholders, clients and employees. The meeting is also conducted as a live webcast, so that all shareholders can participate.

‘Say on Pay’ – Shareholders can have a say on pay by voting for or against an advisory resolution on CIBC’s approach to executive compensation described in the Circular. The vote is advisory, not binding and does not diminish the Board's roles and responsibilities. However, the Board and the Management Resources and Compensation Committee consider the results of this vote in making future executive compensation decisions.	Last year 96% of shareholder votes were in favor of CIBC's approach to executive compensation.

Hearing from shareholders – CIBC’s Investor Relations website at www.cibc.com contains helpful information about upcoming reporting dates, quarterly investor presentations, fact sheets on CIBC’s financial performance and webcast links. CIBC’s Investor Relations group welcomes dialogue with shareholders and potential investors.

Contacting CIBC’s Board

Anyone may contact the Board, the Chair of the Board, a Board committee or a director at corporate.secretary@cibc.com or CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2.

Requesting paper copies

Our statement of corporate governance practices refers to material available on CIBC’s website. Shareholders may send a request for printed copies of any of these materials to the Corporate Secretary at corporate.secretary@cibc.com or CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2.

We encourage you to join our digital movement and go paperless by accessing these materials at www.cibc.com.

55	CIBC PROXY CIRCULAR

Message to our Fellow Shareholders

At CIBC, we are building a relationship-oriented bank for a modern world that delivers superior client experience and total shareholder return.

In 2018, we executed on our strategy by focusing on four areas:

Building a strong client-focused franchise by putting our clients at the centre of everything we do.

Diversifying our earnings growth by creating a robust cross-border platform for our clients.

Optimizing our operational efficiency by driving growth, maintaining a strong focus on continuous improvement, and keeping a careful eye on costs.

Maintaining capital and balance sheet discipline by investing our resources in alignment with our strategy.

Linking our strategic priorities to executive compensation

As part of our global oversight responsibilities, we look at a number of important factors when determining executive compensation, including: alignment with shareholder interests; the successful achievement of our strategy; and adherence to our risk tolerance.

Our compensation philosophy and practices articulate our principles of good governance, providing the foundation for our executive compensation approach and our commitment to mitigate against excessive risk taking. You can read about our compensation philosophy, practices and governance in more detail starting on page 59 of the Compensation Discussion and Analysis (CD&A).

At CIBC, we are one team, with each of our 44,000 employees playing a role in embedding client-focus in everything we do.

In 2018, we strengthened the link between compensation and the successful achievement of our strategy by refining our Business Performance Factor (BPF). Our BPF and individual performance determines incentive compensation awards for all executives and most of our employees. Here is a snap shot of how we refined our BPF:

•	We evolved our client experience measure by introducing a new Client Experience (CX) Index, composed of multiple business measures that drive the most impactful behaviours to help us get to the number one market position in client experience across our bank, replacing the previous retail-focused measure.
•	We adjusted the weightings for key performance measures that determine our BPF to increase the emphasis on client experience and operational efficiency:
—	client experience measured by our new CX Index increased by 5% to a 25% weighting;
—	simplification and efficiency measured by our adjusted non-interest expense to revenue (NIX) ratio also increased 5% to a 25% weighting; and
—	financial performance measured by our adjusted earnings per share (EPS) was set at a 50% weighting, a 10% reduction.

We also made other important changes to further align executive compensation with both the achievement of our strategy and with the mid- and long-term interests of our shareholders. Notably, effective May 1, 2018, we increased the CEO’s incentive deferral rate by 10% to 80%, and changed Executive Committee (EXCO) members’ share ownership requirement from four to five times salary.

CIBC PROXY CIRCULAR	56

Message to our Fellow Shareholders

Fiscal 2018 performance

2018 was another strong year for CIBC, in which we delivered record financial results and each of our businesses made progress in our four strategic areas. You can read more about our performance in our 2018 Annual Report. Some of our key achievements are set out below:

•	We delivered record total bank earnings, with adjusted net income of $5.5 billion(1) and adjusted EPS of $12.21(1), 5.7% above target, resulting in adjusted EPS growth of 9.9%.
•	We increased our common share dividends by 4.7%, delivered an adjusted return on equity (ROE) of 17.4%(1) and maintained a strong Basel III Common Equity Tier 1 capital ratio of 11.4% as at October 31, 2018.
•	We reduced our NIX ratio, a key measure of our operating efficiency, by 160 basis points (bps), from 57.2%(1) to 55.6%(1) on an adjusted basis, and 70 bps better than target. We continue to make steady progress towards our 2019 target of 55%.
•	We made progress on our client experience metrics, as measured by the CX Index, but still have gains to make.
•	We managed risk well, operating within our risk capacity and with most of our risk appetite statement measures performing in alignment with our limits.
•	We sustained strong performance across CIBC in our key talent measures with high scores in two key indicators: employee engagement, which was 7% above the global financial services norm; and our employee Net Promoter Score, which measures how likely our employees are to recommend CIBC to a friend seeking employment and as a place to do business, maintaining our strong results from 2017.
•	We firmly established our North American platform and our ability to serve clients on both sides of the border with the continued integration of our U.S. Commercial Banking and Wealth Management business, now operating under our unified global CIBC brand, which contributed $592.2 million(1) in adjusted net income in 2018, compared to $222.5(1) million for partial year in 2017.
•	We made good progress on our commitment to become one of North America’s leading client-focused banks in the innovation sector by introducing CIBC Innovation Banking, a full-service business that delivers strategic advice and funding to North American innovation clients and acquiring Wellington Financial, a leading, privately-held provider of growth capital to early- and mid-stage technology companies.
•	We signed agreements securing CIBC’s participation in Air Canada’s new loyalty program. The agreements enable us to offer credit cards under Air Canada’s new loyalty program and provide continuity for our clients who have earned Aeroplan Miles using their CIBC credit card.

Based on CIBC’s fiscal 2018 performance, the final BPF was 108%. You can read more about our BPF calculation starting on page 66 of the CD&A.

We believe our executive compensation framework continues to successfully align with our strategy and motivates our executives to achieve strong results and make meaningful progress towards the achievement of our strategy.

Compensation for our CEO

2018 Total Direct Compensation (TDC) target change

During the year, the Committee recommended, and the Board approved, an increase in Mr. Dodig’s TDC target, effective May 1, 2018, of $0.75 million to $8.75 million (prorated 2018 target of $8.38 million), to align more appropriately with the market and reflect his continued strong leadership in advancing CIBC’s strategy.

(1)	Adjusted results are non-GAAP measures and are discussed in the non-GAAP Measures section starting on page 14 of CIBC’s 2018 Annual Report. We use the non-GAAP measures of adjusted EPS and adjusted NIX as elements in determining incentive compensation funding and measuring the performance of executives for executive compensation purposes as further explained in “Assessing financial performance and determining compensation” on page 67.

57	CIBC PROXY CIRCULAR

Message to our Fellow Shareholders

2018 pay

Based on CIBC’s strong fiscal 2018 performance and Mr. Dodig’s performance against his individual goals, Mr. Dodig earned TDC of $9.53 million for fiscal 2018, which is $1.15 million or 13.7% above his 2018 TDC target of $8.38 million. Mr. Dodig’s incentive compensation of $8.53 million is composed of a cash bonus of $2.13 million, grants of Performance Share Units (PSUs) of $5.12 million and stock options (options) having a compensation value of $1.28 million. Mr. Dodig’s PSUs remain subject to future vesting conditions including relative ROE and Total Shareholder Return (TSR) performance. The Committee and Board believe that their decisions on Mr. Dodig’s pay are supported by his performance in leading CIBC to a year of record financial results, while successfully advancing CIBC’s strategy.

2018 ownership

Mr. Dodig is a significant shareholder in CIBC. As of October 31, 2018, he owned 19.5 times his salary in CIBC equity. This substantial ownership level creates significant long-term alignment with shareholders’ interests and mitigates against excessive risk taking.

Human Capital Strategy and our evolving talent journey

We strongly believe that effective talent management and succession planning require ongoing discussions with a mid- to long-term focus. Overseeing CIBC’s evolving talent journey continues to be one of our key responsibilities. Some highlights are set out below:

•	Spent significant time in 2018 discussing talent management and succession planning to ensure a robust pipeline.

•	Introduced CIBC’s Human Capital Strategy, which serves to clearly articulate the strategic human capital priorities that will maximize the impact of CIBC’s most important resource, its people, and the associated investments needed to deliver on CIBC’s business strategy.

•	Implemented strategic and value driven talent practices to develop strong leaders who deliver on the bottom line and strengthen employee engagement, thereby driving our business strategy forward.

•	Supported our evolving talent journey with a new leadership development architecture that will deliver targeted, strategically aligned programs for our senior leaders.

At CIBC, we continue to foster collaborative leadership, engage employees, advance inclusion and diversity, and enhance our client-focus to build a relationship-oriented bank for a modern world. In 2018, we were proud these efforts were recognized when CIBC was named one of Canada’s Best Diversity Employers for the eighth year in a row and one of the 50 Most Engaged Workplaces in North America for the fifth consecutive year. Also in 2018, our CEO was honoured at the Pearson Centre for Progressive Leadership Awards Gala for his forward-looking leadership.

We routinely interact with our shareholders and proxy advisory firms. We respond to their feedback by working with management to improve our executive compensation approach, practices and disclosure. We welcome your feedback anytime by writing to us at corporate.secretary@cibc.com, or CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2.

The Committee and the Board are very proud of the performance of our bank. On behalf of the Committee and the Board, we thank you, our shareholders, for your continued support.

Sincerely,

Linda S. Hasenfratz	John P. Manley
Chair, Management Resources and Compensation Committee	Chair of the Board

CIBC PROXY CIRCULAR	58

Compensation Discussion and Analysis

The Compensation Discussion and Analysis provides an overview of the governance of our executive compensation program and explains how CIBC pays its executives and how we determined fiscal 2018 compensation for our named executive officers (NEOs).

Compensation Philosophy, Practices and Governance

At CIBC our approach to compensation is based on three key principles:

Reward performance that is aligned with CIBC’s business strategy, risk appetite, evolving regulatory environment and the creation of sustainable shareholder value	Support CIBC’s ability to attract, motivate and retain the right talent	Pay for performance and encourage behaviours aligned with CIBC’s values of trust, teamwork and accountability

The following section describes how we reflect good governance and risk mitigation in our compensation programs. More information is provided in the following pages.

Compensation Governance Practices

•	Align compensation approach with Financial Stability Board (FSB) Principles for Sound Compensation Practices and Implementation Standards as adopted globally by regulators
•	Align performance measures with CIBC’s Board-approved strategic plan
•	Apply upside limits to individual incentive awards
•	Align the vesting of compensation awards with the time horizon of risks
•	Define minimum deferral levels and set minimum equity ownership levels for material risk takers
•	Use performance and misconduct clawback provisions to enable CIBC to recover compensation in appropriate circumstances
•	Determine compensation for employees in control functions independently from the performance of the business segments they oversee
•	Determine compensation for the CEO considering both horizontal and vertical pay ratio analyses
•	Assess the appropriateness of compensation by stress-testing different compensation scenarios and backtesting realizable pay
•	Determine realizable and realized pay using relative and absolute metrics
•	Require a “Double Trigger” in our Change of Control Policy (i.e., payment occurs only upon both a change of control and termination of employment)
•	Limit bonus guarantees to new hires or for exceptional circumstances to no more than 12 months
•	Ensure the Committee’s independent advisor provides advice on executive compensation matters, has the power to challenge recommendations from management and does not perform other work for CIBC
•	Do not re-price or backdate options, or discount options at the time of grant
•	Do not allow hedging designed to monetize or reduce market risk associated with equity-based compensation

59	CIBC PROXY CIRCULAR

Committee composition

Members of the Committee, Linda Hasenfratz (Chair), Nanci Caldwell, Patrick Daniel and Katharine Stevenson bring diverse skills and experiences, including leadership, human resources management/compensation, risk management and risk governance, that assist the Committee in making decisions on CIBC’s compensation policies and practices and fulfilling its mandate.

For information on the experience and educational background of the Committee members standing for re-election, see our director nominee biographies starting on page 11 and “Director nominee skills and experience” on page 27. For information on director education sessions provided to Committee members in fiscal 2018, see page 50.

Independent advice

The Committee has engaged Pay Governance LLC (Pay Governance) and its predecessors since 2006 to provide independent analysis and advice to the Committee on all executive compensation matters including compensation targets and annual compensation recommendations for the CEO and EXCO members. All of the NEOs are EXCO members.

The table below discloses the fees paid by the Committee over the past two fiscal years to Pay Governance. Pay Governance has not provided other services to CIBC in those years. As a result, the Committee believes Pay Governance is an independent advisor based on the U.S. Securities and Exchange Commission’s factors for evaluating advisor independence.

Executive Compensation Related Fees	2018		2017
	(US$)	(%)	(US$)	(%)
For Committee Work	220,000(1)	100	190,000(1)	100

For Management Work	–	–	–	–

(1)	The 2018 fees equate to C$283,360 and the 2017 fees equate to C$248,425 when converted to Canadian dollars at the average WM/Reuters exchange rate of US$1.00 = C$1.2880 for 2018 and the average Bank of Canada and WM/Reuters exchange rate of US$1.00 = C$1.3075 for 2017.

The Committee and the independent advisor meet in camera without management at every meeting and the Chair of the Committee meets privately with the advisor before each meeting. These discussions contribute to the Committee’s effectiveness in overseeing compensation.

The Committee engages external legal counsel and other advisors as required to provide expert advice or director education. The Committee also evaluates the independence of these outside advisors and considers any conflicts in advance.

CIBC’s Internal Audit group conducts an annual independent review of CIBC’s compensation governance practices and the alignment of those practices with regulatory standards, including the FSB’s Principles for Sound Compensation Practices and Implementation Standards. The Committee reviews a report prepared by the Chief Auditor on the results of the review.

CIBC PROXY CIRCULAR	60

Compensation Discussion and Analysis

Approach to Executive Compensation

Our executive compensation program aligns business and individual performance with compensation and reinforces a strategy-driven and risk-controlled approach.

Key design features

Align with CIBC Strategy	Compensation is tied to our strategy of building a relationship-oriented bank for a modern world that delivers superior client experience and total shareholder return

Pay for Performance	Incentive compensation design reinforces “one CIBC team” aligned to overall bank performance, core strategic business unit performance and individual accomplishments

Attract and Retain Talent	Market competitiveness is assessed when setting compensation targets for executives

Risk Management	Adherence to CIBC’s risk appetite and effective risk management objectives are considered in compensation design, incentive funding and individual payouts

Shareholder Interests	The creation of enduring shareholder value is emphasized by promoting share ownership for all employees and significant equity deferral for executives

Good Corporate Governance	All compensation programs are designed and delivered based on sustainable good governance practices

61	CIBC PROXY CIRCULAR

Compensation Discussion and Analysis

Compensation elements

CIBC’s executive compensation program includes direct compensation (salary and variable incentive award) and indirect compensation (benefits, perquisites and retirement programs). The Committee reviews these components regularly to assess market competitiveness and continued alignment with our compensation philosophy.

Compensation Element	Focus	Purpose	Form	Performance Period

Direct Compensation
Salary (Fixed)	Provide competitive fixed pay based on job scope, skills, experience and market competitiveness.	Cash	1 year
Variable Incentive Award(1)

Align incentive compensation with business and individual performance.

Individual short-, medium- and long- term grant/awards are based on predetermined fixed percentages for cash and deferred equity-based awards.

Short-term	Annual cash bonus rewards the achievement of business objectives.	Cash(2)	1 year
Medium-term	Deferred incentive focuses on performance over the medium-term.	PSUs	3 years
Long-term	Deferred incentive motivates eligible executives to create sustainable shareholder value over the long-term.	Options	3 to 10 years
Indirect Compensation
Benefits	Invest in the health and wellness of executives and employees.	Group benefit programs	-
Perquisites	Executive perquisite offering may include club membership, annual health assessment and car benefits.	Annual allowance or reimbursement	-
Retirement Programs	Contribute to financial security after retirement.	Pension(3)	-

(1)	If an employee engages in misconduct that causes a significant financial loss to CIBC or that causes a material restatement of the financial statements, CIBC may demand the repayment of cash or deferred incentive compensation awarded.

(2)	Executives may elect to voluntarily defer some or all of the cash incentive received into deferred share units (DSUs) which increase equity ownership under CIBC’s guidelines and which pay out only upon retirement, termination of employment or death.

(3)	Competitive pension arrangements are provided to all employees. A Supplemental Executive Retirement Plan (SERP) is provided to select executives at the level of Senior Vice-President and above (described on page 87). For executives that joined the SERP prior to January 1, 2016, credited service is based only on service while employed by CIBC and pensionable earnings are capped at a fixed dollar limit. For any executive that joined the SERP or was promoted after January 1, 2016, SERP benefits accrue on a fixed, flat dollar basis and service is credited only from the date they joined the SERP. This means SERP pension benefits at CIBC do not include service for years beyond those actually worked and the benefits do not automatically escalate with increases in compensation.

CIBC PROXY CIRCULAR	62

Compensation Discussion and Analysis

Variable incentive award

Variable incentive awards are important in ensuring pay for performance alignment. Variable incentive awards for the CEO and EXCO members are awarded in cash and deferred equity- based compensation as set out below:

	Cash Incentive Award (Short-term)	Deferred Incentive Award (Medium- and Long-term)
CEO(1)	20%	80%
EXCO	30%	70%

(1)	Effective May 1, 2018, the CEO’s incentive deferral rate was increased from 70% to 80% to further align the CEO’s compensation with the mid- to long-term interests of our shareholders.

Deferred Incentive Mix
PSUs (Medium-term)	Options (Long-term)
80%	20%

Deferred incentive award

Deferred incentive awards are used to align executive compensation with mid- and long-term shareholder interests. CIBC’s deferred equity-based incentive award is granted utilizing the following vehicles described below. More detail is provided starting on page 83.

Deferred Incentive Vehicle	Description
PSUs (Medium-term)

•        PSUs vest and settle in cash at the end of a three-year performance period.

•        The percentage of PSUs which vest ranges from 75% to 125% depending on CIBC’s ROE and TSR performance during the three-year performance period relative to Bank of Montreal, Bank of Nova Scotia, National Bank of Canada, Royal Bank of Canada and the Toronto-Dominion Bank.

•        ROE and TSR performance for CIBC and each peer bank are ranked from one (highest performance) to six (lowest performance) and based on CIBC’s ranking for each measure, over the three-year period, a performance factor is assigned using the following scale:

Rank	Performance Factor
1	125%
2	115%
3	105%
4	95%
5	85%
6	75%

•        The ROE performance factor is averaged with the TSR performance factor to determine the final vesting percentage.

•        The final vesting percentage is multiplied by the original number of PSUs granted, plus any additional units accumulated through reinvested dividend equivalents, to calculate the final number of PSUs which vest and pay out based on CIBC share value at that time. (See “2015 PSU vesting” on page 80 for actual calculation details.)

•        The Board has discretion to adjust the vesting percentage and may reduce it to 0%, if it deems that a material event occurred during the three-year performance period which impacts CIBC’s financial or market performance relative to the peer group.

63	CIBC PROXY CIRCULAR

Compensation Discussion and Analysis

Deferred Incentive Vehicle	Description
Options (Long-term)	• Options vest 50% on the third and fourth anniversaries of the grant date and have a 10-year term. • Future realizable value depends on shareholder value creation.
DSUs (Long-term)

•        DSUs settle in cash after the executive leaves CIBC, based on CIBC share value at that time.

•        An executive can voluntarily elect to defer up to 100% of their cash incentive award into DSUs, which enhances the alignment of executive compensation with long-term shareholder return experience and further mitigates risk taking.

Establishing total direct compensation target

Total Direct Compensation (TDC) includes an executive’s annual salary and variable incentive award. At the beginning of each year, the Committee reviews and recommends TDC targets for the CEO and EXCO members for Board approval. A target is revised only when there is significant change to a role or to market compensation for the role.

When reviewing TDC targets, the Committee considers market data for the peer group, the relative size of peer organizations, the relative size and scope of the role and the incumbent’s experience. Market data is sourced from publicly available data and from benchmarking data provided by Korn Ferry Hay Group, an external service provider that regularly conducts a syndicated study for Canada’s large financial institutions.

Peer group

Compensation targets for the CEO and EXCO members are evaluated against financial services companies that are of comparable size, scope, market presence and complexity to CIBC. Based on these criteria, CEO and EXCO roles are benchmarked against the other five major Canadian banks(1). For the CEO and CFO, the peer group is expanded to include the two largest Canadian insurance companies(1), as the market for these roles is comparable more broadly across the financial services industry. For the Group Head CIBC U.S. Region, the role is also benchmarked against smaller regional and community banks in the U.S. The following chart shows CIBC’s relative position on certain key measures used to define its peer group.

(1)	Peer group: Bank of Montreal, Bank of Nova Scotia, Manulife Financial, National Bank of Canada, Royal Bank of Canada, Sun Life Financial and the Toronto-Dominion Bank.
(2)	As at October 31, 2018 for banks and September 30, 2018 for insurance companies.
(3)	Year ended October 31, 2018 for banks and trailing 12 months ending September 30, 2018 for insurance companies.

CIBC PROXY CIRCULAR	64

Compensation Discussion and Analysis

Pay mix

The charts show the compensation elements as a percentage of fiscal 2018 target TDC for the CEO and EXCO members. The charts demonstrate the greater pay variability for the CEO and EXCO business leaders who are best positioned to affect business results over the long term compared to EXCO functional group heads in Administration, Finance, Risk Management, Client Connectivity and Innovation, Human Resources and Communications, and Technology and Operations.

Establishing goals and assessing individual performance

At the beginning of each year, the Committee sets the annual goals and measures for the CEO and EXCO members and recommends the CEO’s goals and measures for Board approval. These goals align with CIBC’s strategic priorities and include financial performance, client experience, simplification and efficiency, culture and employee engagement. Each of these goals has specific absolute or relative measures of performance.

At the end of each year, the CEO and EXCO members complete self-assessments against their individual goals. The input from the self-assessment, together with the absolute or relative measures of performance, input from the CEO in the case of EXCO members and input from key stakeholders and the Committee is used to determine the final year-end assessment. This assessment also includes a review of compliance with CIBC’s risk, audit and compliance objectives. The Committee reviews the performance of the CEO and EXCO members against the goals and measures and recommends an Individual Performance Factor for Board approval that is used in determining the executive’s incentive compensation award. See “Variable incentive plan design” below.

Variable incentive plan design

The variable incentive plan (also known as the Annual Incentive Plan) for all executives, including the CEO and EXCO members, was designed to provide transparency around how incentive awards are determined and to strengthen the link between pay and performance. The variable incentive plan components are described below:

(1)	Annual Incentive Plan (AIP) target, expressed as a percentage of salary;
(2)	Individual Performance Factor (IPF); and
(3)	Business Performance Factor (BPF).

65	CIBC PROXY CIRCULAR

Compensation Discussion and Analysis

An executive’s AIP award is determined using these components, as described below:

AIP Award	=	Annual Salary Earnings	X	AIP Target (% of salary)	X	IPF	X	BPF

The AIP award is capped at a maximum of 150% of the target incentive award to mitigate undue risk taking.

Under extreme circumstances, the AIP award may be reduced to zero to ensure pay for performance alignment.

Determined based on competitive market analysis conducted as part of the target setting process described under “Establishing total direct compensation target” on page 64.

Varies by role, market and executive job level.

Determined based on individual performance assessed against strategically aligned goals as described under “Establishing goals and assessing individual performance” on page 65.

IPFs for the CEO and EXCO members are reviewed by the Committee and approved by the Board.

Determined based on absolute and relative business performance measured against Board-approved goals aligned to CIBC’s strategy.

The Committee and Board have the ability to make adjustments at their discretion.

Business Performance Factor

The BPF can range from 0% to 125% and is based on performance relative to metrics aligned to CIBC’s strategic priorities with a focus on financial performance, client experience and improving operating efficiencies. The performance measures and relative weighting used to determine the calculated BPF are set out below:

Performance Measure	Measure Description	Weight
Adjusted EPS vs. Target	Measure of profitability, broadly applicable across all business groups and aligned with creating shareholder value	50%
CX Index	Measure of client experience directly aligned to our client-focused strategy	25%
Adjusted NIX Ratio vs. Target	Measure of operational efficiency that reflects how effectively we spend money to earn revenue	25%

In addition to these performance measures, the CEO, Committee and Board have discretion to adjust the calculated BPF based on qualitative factors described below:

•	results vs. peers to assess performance relative to peers based on key shareholder measures such as revenue and EPS growth;

•	risk, to ensure compensation is aligned with risk appetite and objectives by considering risk outcomes with adjustments being made only to reduce the BPF (or individual awards);

•	unexpected outcomes and other items that either should be included or excluded from performance that determines the BPF; and

•	any other factors the CEO, Committee or the Board consider appropriate.

CIBC PROXY CIRCULAR	66

Compensation Discussion and Analysis

Assessing financial performance and determining compensation

In assessing financial performance, the Chief Financial Officer (CFO), the Chief Risk Officer (CRO), the Committee and Board review results on a reported basis (in accordance with International Financial Reporting Standards) and an adjusted basis. Both perspectives are considered useful to understand performance. Adjusted results remove items of note from reported results. The adjusted measures, such as adjusted EPS and adjusted NIX ratio, are used to assess CIBC’s underlying business performance and as one element of measuring executive performance for compensation decision-making purposes. A reconciliation of Generally Accepted Accounting Principles (GAAP) to non-GAAP measures is disclosed in the non-GAAP Measures section starting on page 14 of CIBC’s 2018 Annual Report.

Risk Management Committee and input from the CFO and the CRO

The Committee works closely with the Risk Management Committee and receives input throughout the year from the CFO and the CRO. The committees, with input from the CFO and the CRO, assess the alignment of business performance with CIBC’s risk appetite and determine whether any risk adjustments are required to the BPF.

In addition, the Committee and Risk Management Committee review a report that includes information about individual risk and compliance issues arising during the year and the recommended impacts to performance assessment and compensation. Following this, if applicable, the Committee recommends for Board approval any changes to performance assessment and compensation for the CEO and EXCO members.

67	CIBC PROXY CIRCULAR

Compensation Discussion and Analysis

2018 Performance and Compensation

2018 BPF

Performance Measure	2018 Target	2018 Actual (adjusted)(1)	Result (Actual vs. Target)	Weight	BPF
EPS	$11.55	$12.21	5.7% Above	50%	55.0%
NIX Ratio	56.3%	55.6%	70 bps Above	25%	28.3%
CX Index			Below	25%	24.7%
2018 Calculated and Final BPF					108%

CIBC’s fiscal 2018 adjusted EPS was a record high of $12.21(1), 5.7% above target and 9.9% higher than fiscal 2017. Contributing to this were adjusted revenue and adjusted net income which were 11.6% and 18.8% higher than fiscal 2017, respectively and 0.4% and 5.4% above target.

Operating efficiency, measured by the adjusted NIX ratio, was 55.6%(1), an improvement of 160 bps compared to fiscal 2017 and 70 bps better than target. We continue to make steady progress towards our fiscal 2019 target of 55% as a result of our focus on simplification and efficiency initiatives.

Our CX Index for fiscal 2018, which combines relevant measures from our various businesses, was below target. We made progress towards our client experience objectives but still have gains to make.

Based on CIBC’s fiscal 2018 performance, the calculated and final BPF was 108%. There were no material risk incidents and therefore no risk adjustment was made to the BPF.

This BPF, along with the assessment of individual performance, formed the basis for fiscal 2018 NEO compensation which is described on the following pages.

(1)	Adjusted results are non-GAAP measures and are discussed in the non-GAAP Measures section starting on page 14 of CIBC’s 2018 Annual Report. We use these non-GAAP measures of adjusted EPS and adjusted NIX as an element in determining incentive compensation funding and measuring the performance of executives for executive compensation purposes as further explained in the “Assessing financial performance and determining compensation” section of this Circular on page 67.

CIBC PROXY CIRCULAR	68

Compensation Discussion and Analysis

2018 NEO compensation

CIBC’s NEOs are the CEO, the CFO and the three most highly compensated executive officers in fiscal 2018.

Mr. Dodig

As the President and CEO, Mr. Dodig is responsible for developing and executing CIBC’s Board-approved strategy and leading the day-to-day operations of CIBC.

The Board approved Mr. Dodig’s IPF at 107%, as recommended by the Committee, for his leadership in making significant progress in building a relationship-oriented bank for a modern world. Mr. Dodig accomplished this by leading CIBC in achieving record financial results and improving operational efficiency, thereby delivering high-quality earnings and growth for our shareholders, as discussed above under “2018 BPF”. Mr. Dodig was instrumental in diversifying CIBC’s earnings growth by establishing our North American platform, with the ability to serve clients on both sides of the border and making notable progress in the integration of our U.S. Commercial Banking and Wealth Management business. Under Mr. Dodig's leadership, CIBC maintained a strong capital position, with a Basel III Common Equity Tier 1 capital ratio of 11.4% at the end of fiscal 2018.

In fiscal 2018, Mr. Dodig oversaw the launch of CIBC's Innovation Banking, the acquisition of Wellington Financial and the securing of CIBC's participation in Air Canada's new loyalty program. You can read more about these developments in the “Message to our Fellow Shareholders” on page 56.

Mr. Dodig continued his leadership of CIBC’s cultural transformation, sustaining our high scores in both employee engagement (7% above the global financial services norm) and how likely our employees are to recommend CIBC to a friend seeking employment and as a place to do business. Mr. Dodig’s forward-looking leadership was also honoured at the Pearson Centre for Progressive Leadership Awards Gala.

Based on the AIP calculation formula described on page 66, the Board approved a fiscal 2018 AIP award for Mr. Dodig of $8.53 million, a 7% increase over fiscal 2017. The details are provided in the table below.

		Pay Element	2018		2017
AIP Target (% of salary)	738	($ unless otherwise noted)	Target	Actual	Actual
		Cash	1,844,521	2,131,524	2,381,400
AIP Target ($)	7,378,082	PSUs	4,426,849	5,115,661	4,445,280
		Options	1,106,712	1,278,915	1,111,320
IPF (%)	107	Total AIP	7,378,082	8,526,100	7,938,000
		% of Target AIP		115.6	113.4
BPF (%)	108	Salary	1,000,000	1,000,000	1,000,000
		TDC	8,378,082	9,526,100	8,938,000
AIP Award ($)	8,526,100	% of Target TDC		113.7	111.7

Effective May 1, 2018, Mr. Dodig’s TDC target increased from $8.00 million to $8.75 million and the percentage of his AIP that is deferred was increased from 70% to 80%. For fiscal 2018, his TDC target was prorated at $8.38 million and his deferral was prorated at 75%.

69	CIBC PROXY CIRCULAR

Compensation Discussion and Analysis

CEO realized and realizable pay

The chart and accompanying table below illustrate CIBC’s strong track record of aligning CEO pay to CIBC’s performance. The chart compares the current value of compensation awarded to CIBC CEOs since fiscal 2014 to the value received by shareholders over the same period. The table provides the underlying information reflected in the chart including the CEO’s realized and realizable TDC for each year. From fiscal 2014 to 2018, the current value of $100 invested by a shareholder is greater than the value of $100 in compensation awarded to CIBC’s CEO.

The current value of the CEO awards as at December 31, 2018 for the fiscal years noted represents the total of:

(1)	realized pay received by the CEO (actual pay from awards received, dividend equivalents paid and options exercised); and

(2)	potential realizable value of awards yet to be paid (unvested units and unexercised options if still outstanding).

Year	CEO	TDC Awarded(1) ($)	A Realized Pay(2) ($)	B Realizable Pay(3) ($)	A+ B = C Current Value ($)	Period	To CEO(4) ($)	To Shareholders(5) ($)
2014	McCaughey	8,793,700	8,793,700	–	8,793,700	10/31/2013 to 12/31/2018	100	152
2014	Dodig	4,728,820	4,689,441	–	4,689,441	10/31/2013 to 12/31/2018	99	152
2015	Dodig	8,149,650	8,366,434	327,185	8,693,619	10/31/2014 to 12/31/2018	107	126
2016	Dodig	8,793,500	3,338,050	7,107,722	10,445,772	10/31/2015 to 12/31/2018	119	123
2017	Dodig	8,938,000	3,381,400	4,106,875	7,488,275	10/31/2016 to 12/31/2018	84	117
2018	Dodig	9,526,100	3,131,524	4,583,678	7,715,202	10/31/2017 to 12/31/2018	81	99
						Weighted Average	98	121

(1)	TDC Awarded for performance during the fiscal year. Mr. Dodig’s fiscal 2014 TDC reflects 10.5 months in his previous role as the Group Head of Wealth Management and 1.5 months in the role of CEO.

(2)	Realized Pay is the sum of salary, cash incentive, the payout value of share units granted during the period, the dividend equivalents paid, and the value of options exercised during the period.

(3)	Realizable Pay is the sum of the current value of unvested units granted during the period and the in-the-money value of vested and unvested options that are still outstanding.

(4)	Represents the actual value to the CEO for each $100 awarded in TDC for the fiscal year indicated, as at the end of the period.

(5)	Represents the value of a $100 investment in CIBC common shares made on the first day of the period indicated, assuming reinvestment of dividends.

CIBC PROXY CIRCULAR	70

Compensation Discussion and Analysis

Mr. Glass

As CFO, Mr. Glass is responsible for the financial governance of CIBC, including financial planning and analysis, tax planning and compliance, management and regulatory reporting, maintaining accounting records, CIBC’s treasury function and liaising with CIBC’s investors.

The Board approved Mr. Glass’ IPF of 105%, as recommended by the CEO. Mr. Glass made a strong contribution to CIBC’s record financial performance in fiscal 2018 in achievement of its strategy and risk appetite targets. During the year, he continued to lead significant change in transforming the Finance function to better support CIBC’s strategy. Mr. Glass also led the design and implementation of the U.S. corporate structure and provided key financial support in integrating the U.S. Commercial Banking and Wealth Management business. In fiscal 2018, Mr. Glass met or exceeded most key employee engagement targets for the functions under his leadership and made progress in the cultural transformation of those functions.

Based on the AIP calculation formula described on page 66, the Board approved a fiscal 2018 AIP award for Mr. Glass of $2.21 million, a 2% increase over fiscal 2017. The details are provided in the table below.

AIP Target (% of salary)	260
AIP Target ($)	1,950,000
IPF (%)	105
BPF (%)	108
AIP Award ($)	2,211,300

Pay Element	2018		2017
($ unless otherwise noted)	Target	Actual	Actual
Cash	585,000	663,390	650,760
PSUs	1,092,000	1,238,328	1,214,752
Options	273,000	309,582	303,688
Total AIP	1,950,000	2,211,300	2,169,200
% of Target AIP		113.4	111.2
Salary	750,000	750,000	750,000
TDC	2,700,000	2,961,300	2,919,200
% of Target TDC		109.7	108.1

Mr. Glass’s fiscal 2018 TDC target of $2.70 million remained unchanged from fiscal 2017 and the percentage of his AIP that is deferred remained at 70%.

71	CIBC PROXY CIRCULAR

Compensation Discussion and Analysis

Mr. Culham

As Group Head of Capital Markets (CM), Mr. Culham is accountable for CIBC’s CM business, including Global Markets, Investment Banking and Corporate Banking.

The Board approved Mr. Culham’s IPF of 104%, as recommended by the CEO for his solid contribution towards the achievement of CIBC’s strategy. Mr. Culham was instrumental in leading CM in achieving strong fiscal 2018 adjusted net income which was 13% above target. Mr. Culham also met or exceeded most key employee engagement targets and talent management metrics for CM.

Based on the AIP calculation formula described on page 66, the Board approved a fiscal 2018 AIP award for Mr. Culham of $7.58 million, a 1.4% increase over fiscal 2017. The details are provided in the table below.

AIP Target (% of salary)	1350
AIP Target ($)	6,750,000
IPF (%)	104
BPF (%)	108
AIP Award ($)	7,581,600

Pay Element	2018		2017
($ unless otherwise noted)	Target	Actual	Actual
Cash	2,025,000	2,274,480	2,242,754
PSUs	3,780,000	4,245,696	4,186,477
Options	945,000	1,061,424	1,046,619
Total AIP	6,750,000	7,581,600	7,475,850
% of Target AIP		112.3	113.4
Salary	500,000	500,000	500,000
TDC	7,250,000	8,081,600	7,975,850
% of Target TDC		111.5	112.5

Mr. Culham’s fiscal 2018 TDC target of $7.25 million remained unchanged from fiscal 2017 and the percentage of his AIP that is deferred remained at 70%. Mr. Culham elected to defer 50% of his fiscal 2018 cash incentive into DSUs which are payable when he leaves CIBC.

CIBC PROXY CIRCULAR	72

Compensation Discussion and Analysis

Mr. Richman

As Group Head, CIBC U.S. Region, President and CEO, CIBC Bank USA, Mr. Richman is responsible for middle market commercial banking, wealth management, private banking and retail and digital banking in the U.S. market.

The Board approved Mr. Richman’s IPF of 106%, as recommended by the CEO for his strong contribution towards advancing CIBC’s strategy with his leadership in the integration of CIBC Bank USA and the performance of CIBC U.S. Commercial Banking and Wealth Management in contributing very strong fiscal 2018 adjusted net income of $592.2(1) million, compared to $222.5(1) million for partial year in fiscal 2017. Mr. Richman met or exceeded key employee engagement and talent management metrics for the U.S. Region.

Based on the AIP calculation formula described on page 66, the Board approved a fiscal 2018 AIP award of US$4.26 million. The details are provided in the table below.

AIP Target (% of salary)	361
AIP Target (US$)	3,720,051
IPF (%)	106
BPF (%)	108
AIP Award (US$)	4,258,700

Pay Element	2018		2017(2)
(US$ unless otherwise noted)	Target	Actual	Actual
Cash	1,116,015	1,277,610	454,214
PSUs	2,083,229	2,384,872	847,869
Options	520,807	596,218	211,967
Total AIP	3,720,051	4,258,700	1,514,050
% of Target AIP		114.5	113.4
Salary	1,030,000	1,030,000	369,671
TDC	4,750,051	5,288,700	1,883,721
% of Target TDC		111.3	110.5

Mr. Richman’s fiscal 2018 TDC target of US$4.75 million remained unchanged from fiscal 2017 and the percentage of his AIP that is deferred remained at 70%.

(1)	Adjusted results are non-GAAP measures and are discussed in the non-GAAP Measures section starting on page 14 of CIBC’s 2018 Annual Report. We use these non-GAAP measures of adjusted EPS and adjusted NIX as an element in determining incentive compensation funding and measuring the performance of executives for executive compensation purposes as further explained in the “Assessing financial performance and determining compensation” section of this Circular on page 67.
(2)	Mr. Richman’s fiscal 2017 compensation reflects his period of employment with CIBC from the date of acquisition of PrivateBancorp, Inc. on June 23, 2017 to October 31, 2017.

73	CIBC PROXY CIRCULAR

Compensation Discussion and Analysis

Mr. Capatides

As Chief Administrative Officer (CAO) and General Counsel, Mr. Capatides has overall responsibility for the Legal, Global Regulatory Affairs, Government Relations, Corporate Strategy and Corporate Development as well as CIBC’s Privacy, Ombudsman and Corporate Secretary functions.

The Board approved Mr. Capatides’ IPF of 105%, as recommended by the CEO. Mr. Capatides made strong contributions to advancing CIBC’s strategy through his leadership in improving operational efficiency with bank-wide simplification and transformational initiatives resulting in CIBC surpassing the fiscal 2018 NIX target and spearheading the overall integration of CIBC’s U.S. Commercial Banking and Wealth Management business. Mr. Capatides exceeded targets on most key metrics on employee engagement and talent management for the functions under his leadership.

Based on the AIP calculation formula described on page 66, the Board approved a fiscal 2018 AIP award for Mr. Capatides of US$2.78 million, a 6.6% increase over fiscal 2017. The details are provided in the table below.

AIP Target (% of salary)	327
AIP Target (US$)	2,452,500
IPF (%)	105
BPF (%)	108
AIP Award (US$)	2,781,150

Pay Element	2018		2017
(US$ unless otherwise noted)	Target	Actual	Actual
Cash	735,750	834,344	782,894
PSUs	1,373,400	1,557,445	1,461,405
Options	343,350	389,361	365,351
Total AIP	2,452,500	2,781,150	2,609,650
% of Target AIP		113.4	113.4
Salary	750,000	750,000	750,000
TDC	3,202,500	3,531,150	3,359,650
% of Target TDC		110.3	110.1

Mr. Capatides’ fiscal 2018 TDC target of US$3.20 million remained unchanged from fiscal 2017 and the percentage of his AIP that is deferred remained at 70%.

CIBC PROXY CIRCULAR	74

Compensation Discussion and Analysis

Back-testing of NEO Total Compensation versus TSR

The chart below compares CIBC’s cumulative TSR over the five-year period from November 1, 2013 through October 31, 2018, with the cumulative TSR of the Standard & Poor’s (S&P)/Toronto Stock Exchange (TSX) Composite and S&P/TSX Composite Banks indices over the same period. The change in annual NEO total compensation over this same period demonstrates the alignment of CIBC NEO pay with CIBC performance.

Cumulative Return(1) (%)	2013	2014	2015	2016	2017	2018
CIBC	100.00	120.87	123.24	129.64	153.37	160.58
S&P/TSX Composite Index	100.00	112.56	107.36	121.00	134.88	130.28
S&P/TSX Composite Banks Index	100.00	118.04	114.08	133.11	163.76	161.98
CIBC NEO Total Compensation(2) (3)	100.00	131.98	101.97	110.71	162.80	120.67

(1)	With dividends reinvested.

(2)	The figures set out above show fiscal 2013 CIBC NEO total compensation expressed as $100 compared to total compensation for subsequent years. CIBC NEO total compensation includes salary, cash incentive, grant date value of PSUs and stock options, the compensatory portion of the change in the accrued pension obligation in the year, and all other compensation as reported in “Summary compensation table” on page 78 of this Circular. In 2016, CIBC determined that using the amounts for NEOs’ total compensation (as opposed to the amounts for TDC used in prior years), as being more appropriate for the purposes of the foregoing disclosure and accordingly the amounts shown in the chart above for years prior to fiscal 2016 have been adjusted from those which appeared in prior proxy circulars. The CIBC NEO Total Compensation shown above for fiscal 2017 includes for Mr. Richman a deferred incentive award of US$8.20 (C$10.72) million, upon the closing of CIBC’s acquisition of PrivateBancorp, Inc.

(3)	The 2014 data above includes the five highest paid NEOs reported that year (seven NEOs were disclosed in the 2014 proxy circular) and is higher than it would otherwise have been as a result of the senior leadership transition.

Cost of management ratio (COMR)(1)

The table below summarizes CIBC NEO total compensation as a percentage of net income after tax (NIAT) over the past three fiscal years. While the composition of NEOs may change from year to year, the fixed definition of executives included in this group allows for the comparability of compensation amounts between years.

Year	NEO Total Compensation(2)(4) ($000s)	NIAT(3) ($000s)	NEO Total Compensation as a % of NIAT(3)
2018	34,275	5,284,000	0.65
2017	46,242	4,718,000	0.98
2016	31,445	4,295,000	0.73

(1)	COMR is not a defined term under Canadian securities legislation and is not a GAAP measure. As a result, CIBC’s COMR may not be comparable to that of other companies.

75	CIBC PROXY CIRCULAR

Compensation Discussion and Analysis

(2)	CIBC NEO total compensation includes salary, cash incentive, grant date value of PSUs and stock options, the compensatory portion of the change in the accrued pension obligation in the year, and all other compensation as reported in the “Summary compensation table” on page 78 of this Circular.

(3)	COMR based on NEO total compensation as a percentage of adjusted NIAT was 0.62% for fiscal 2018, 0.99% for fiscal 2017 and 0.77% for fiscal 2016. A reconciliation of reported to adjusted NIAT is discussed in the non-GAAP Measures section starting on page 14 of CIBC’s 2018 Annual Report.

(4)	For fiscal 2017, the NEO Total Compensation includes for Mr. Richman a deferred incentive award of US$8.20 (C$10.72) million, upon the closing of CIBC’s acquisition of PrivateBancorp, Inc.

Talent Management and Succession Planning

Effective talent management, leadership development and succession planning are essential to creating value for our stakeholders. Our talent strategy is focused on harnessing the strengths of our people and their passion to do what is right for our clients, energizing our people to perform at their best and enabling them to work together as one team building a relationship-oriented bank for a modern world.

The Committee and Board review regular updates on the progress of our talent strategy, the strength and diversity of our pipeline of future leaders and the alignment of CIBC’s talent and business strategies. The Committee holds the CEO and EXCO members accountable for the progress of our talent strategy by setting specific goals on talent management, employee engagement and the strength of our leadership pipeline.

Throughout the year, the Committee conducts in-depth executive reviews focused on the strength and diversity of succession pools for key leadership roles across CIBC. At least once a year, the Committee and the Board review succession plans for the CEO and EXCO members in an emergency situation and across various time frames to ensure that management and the Board have choices when appointing talent in key roles. The Committee and management also discuss talent deeper in the pipeline, with potential over a longer horizon to develop into senior leaders in the organization.

In addition, the Committee reviews the progress of leadership development initiatives and receives reports on employee engagement, turnover, diversity, external recognition of our workplace and other critical employee matters. CIBC continues to receive positive recognition as an employer, and in particular, for our work in the area of inclusion and diversity. We are confident that CIBC’s talent strategy is designed to attract and retain talented and engaged employees and leaders who are positioned to transform our bank and deliver growth.

CIBC PROXY CIRCULAR	76

Compensation Discussion and Analysis

Inclusion and Diversity

At CIBC, we know that diverse teams working in an inclusive environment are more innovative, make better decisions, reduce risk and deliver stronger financial performance.

CIBC’s Inclusion and Diversity Leadership Council oversees the implementation of our bank’s three-year strategy and is chaired by an EXCO member. It receives support from a dedicated Inclusion and Diversity Team, as well as senior leaders from Inclusion and Diversity Action Committees across the bank. The Board supports our strategy which emphasizes the importance of inclusive leadership and making diversity the way the bank does business.

By integrating the strategy into our talent management processes, we ensure that team composition, with a specific focus on gender, is an important consideration when making executive appointments. We have made progress against our diversity composition goals, hiring more than 500 persons with disabilities in fiscal 2018 and growing the number of women on our Board from 41% at the end of fiscal 2017 to 44% by the end of fiscal 2018. We have also made significant investments to increase the inclusive leadership capabilities of our team, including delivering Disrupting Unconscious Bias training to over 1,400 people managers and the Men Advocating Real Change (MARC) leadership program to executives across the bank.

To advance our work in creating gender-balanced leadership, CIBC will continue to work toward maintaining 30% to 35% women in board-approved executive roles. At the end of the fiscal year, 31% of these roles were held by women and 27% (3/11) of EXCO members were women.

Externally, CIBC continues to actively support Canadian business leaders to aspire toward gender-balanced boards and C-Suites under our President and CEO’s leadership as the Chair of Catalyst Canada’s Advisory Board. We are also committed to investing in the next generation of talented women and support a number of organizations including Hackergal, #movethedial and Women in Capital Markets that encourage women and girls to pursue careers in finance and technology.

77	CIBC PROXY CIRCULAR

Compensation Disclosure

Summary compensation table

The table below shows the compensation earned in fiscal 2018, 2017 and 2016 by CIBC’s five Named Executive Officers.

Name and Principal Position	Year	Salary ($)	Share-based Awards(1) ($)	Option-based Awards(2) ($)	Non-equity Annual Incentive Plan Awards(3) ($)	Pension Value(4) ($)	All Other Compensation(5) ($)	Total Compensation ($)
Victor Dodig	2018	1,000,000	5,115,661	1,278,915	2,131,524	520,000	2,250	10,048,350
CEO	2017	1,000,000	4,445,280	1,111,320	2,381,400	496,000	2,250	9,436,250
	2016	1,000,000	4,364,360	1,091,090	2,338,050	396,000	2,250	9,191,750
Kevin Glass	2018	750,000	1,238,328	309,582	663,390	252,000	2,250	3,215,550
CFO	2017	750,000	1,214,752	303,688	650,760	247,000	2,250	3,168,450
	2016	750,000	1,190,280	297,570	637,650	212,000	2,250	3,089,750
Harry Culham	2018	500,000	4,245,696	1,061,424	2,274,480	154,000	2,250	8,237,850
Group Head, CM	2017	500,000	4,186,477	1,046,619	2,242,754	146,000	2,250	8,124,100
	2016	500,000	4,166,008	1,041,502	2,231,790	111,000	2,250	8,052,550
Larry Richman(6)(7)	2018	1,326,640	3,071,715	767,929	1,645,562	209,000	10,594	7,031,440
Group Head, US Region, President and CEO, CIBC Bank USA	2017	483,345	1,108,589	277,147	593,885	66,000	10,721,500	13,250,466
Michael Capatides(6)	2018	966,000	2,005,989	501,497	1,074,635	337,000	856,501	5,741,622
CAO	2017	980,625	1,910,787	477,696	1,023,634	311,000	584,840	5,288,582
	2016	993,675	2,276,221	469,688	1,006,474	369,000	750,841	5,865,899

(1)	Amounts shown represent the grant date value of PSUs awarded under the PSU Plan for the specified fiscal years. The value of one PSU at grant is the average closing price of one CIBC common share on the TSX for the 10 trading days before December 1 for the specified fiscal years.
(2)	Amounts shown are grant date fair values (compensation values) determined using a Black-Scholes model. For the specified fiscal years, the key model assumptions, accounting fair value (AFV) and variance between the compensation values and AFV are summarized in the tables below.

Measure	Grants made in December 2018 for fiscal 2018	Grants made in December 2017 for fiscal 2017	Grants made in December 2016 for fiscal 2016
Methodology	5-year Black-Scholes average	5-year Black-Scholes average	5-year Black-Scholes average
Risk-free rate (%)	2.27	1.84	1.65
Dividend yield (%)	4.88	4.33	4.44
Share price volatility (%)	19.4	24.9	25.8
Term	10 years	10 years	10 years
Compensation value ($)	13.09	14.20	12.63

	2018		2017		2016
Name	AFV ($6.54 per option)	Variance ($)	AFV ($7.06 per option)	Variance ($)	AFV ($4.74 per option)	Variance ($)
Victor Dodig	638,965	639,950	552,825	558,495	409,061	682,029
Kevin Glass	154,678	154,904	151,070	152,618	111,563	186,007
Harry Culham	530,309	531,115	520,646	525,973	390,468	651,034
Larry Richman	394,702	373,227	134,768	142,379	–	–
Michael Capatides	257,761	243,736	232,294	245,402	179,002	290,686

(3)	Non-equity Annual Incentive Plan Awards consist entirely of the annual performance-based cash incentive. Executives may elect voluntarily to defer their annual incentive into DSUs. For 2016, each of Mr. Dodig, Mr. Glass and Mr. Culham elected to defer 100% of his cash incentive of $2,338,050, 50% of his cash incentive of $637,650, and 30% of his cash incentive of $2,231,790, into DSUs, respectively. For 2017, each of Mr. Glass and Mr. Culham elected to defer 50% of his cash incentive of $650,760, and 50% of his cash incentive of $2,242,754, into DSUs, respectively. For 2018, Mr. Culham elected to defer 50% of his cash incentive of $2,274,480 into DSUs.
(4)	Amounts shown represent the “compensatory value” of changes in the pension obligation during the specified fiscal years.

CIBC PROXY CIRCULAR	78

Compensation Disclosure

(5)	Amounts shown for Mr. Dodig, Mr. Glass and Mr. Culham represent CIBC’s contributions to their Employee Share Purchase Plan (ESPP) accounts.

For all NEOs, the amounts shown exclude the value of perquisites as they are less than $50,000 for each NEO. For the CEO, the amounts also exclude the value of any personal use of the CIBC plane by the CEO because he reimburses CIBC for this cost. The amounts shown also exclude dividend equivalent amounts earned on PSU, Restricted Share Award (RSA) and DSU awards granted in prior years as the dividend equivalents were factored into the disclosed grant date fair value of the awards as applicable. The reinvested dividend equivalent amounts for fiscal 2018, 2017 and 2016 are $791,681, $623,017 and $342,830, respectively, for Mr. Dodig; $215,672, $175,439 and $135,219 for Mr. Glass; $793,701, $656,134 and $557,297 for Mr. Culham; and $311,583, $264,629 and $188,018 for Mr. Capatides in Canadian dollars. The cash and reinvested dividend equivalent amounts for fiscal 2018 and 2017 are $544,519 and $98,169, respectively, in Canadian dollars for Mr. Richman.

For Mr. Richman, the amounts shown include: (a) in fiscal 2018 CIBC’s contributions to his U.S. 401(k) savings plan of $10,594; and (b) in fiscal 2017, the amount relates to deferred compensation of US$8,200,000 (C$10,721,500) under his employment agreement with CIBC entered into upon the acquisition of PrivateBancorp, Inc., which is composed of (i) US$2,050,000 (C$2,680,375) in deferred cash, which vested on September 23, 2017; and (ii) US$6,150,000 (C$8,041,125) in DSUs, of which one-third vested on March 23, 2018 and the remaining two-thirds vested on December 23, 2018. All Canadian dollar amounts listed above were converted to Canadian dollars at the average WM/Reuters exchange rate of US$1.00 = C$1.2880 for 2018 and the average Bank of Canada and WM/Reuters exchange rate of US$1.00 = C$1.3075 for 2017.

For Mr. Capatides, the amounts shown include: (a) CIBC’s contributions to his U.S. 401(k) savings plan of $14,071 in fiscal 2018, $14,023 in fiscal 2017 and $14,044 in fiscal 2016, converted to Canadian dollars at the average WM/Reuters exchange rate of US$1.00 = C$1.2880 for 2018, the average Bank of Canada and WM/Reuters exchange rate of US$1.00 = C$1.3075 for 2017 and the average Bank of Canada exchange rate of US$1.00 = C$1.3249 for 2016; and (b) tax equalization payments of $842,430 in fiscal 2018, $570,817 in fiscal 2017 and $736,797 in fiscal 2016. The tax payments are made on behalf of Mr. Capatides for Canadian income taxes paid in excess of U.S. income taxes as a portion of Mr. Capatides’ duties are required to be performed in Canada.

(6)	Compensation for Mr. Richman and Mr. Capatides is determined and paid in U.S. dollars. All compensation, except for the Pension Value, has been converted to Canadian dollars at the average WM/Reuters exchange rate of US$1.00 = C$1.2880 for 2018, the average Bank of Canada and WM/Reuters exchange rate of US$1.00 = C$1.3075 for 2017 and the average Bank of Canada exchange rate of US$1.00 = C$1.3249 for 2016. Mr. Richman and Mr. Capatides’ Pension Value has been converted to Canadian dollars using the WM/Reuters spot exchange rate on October 31 of US$1.00 = C$1.3163 for 2018, US$1.00 = C$1.2899 for 2017 and the Bank of Canada spot exchange rate on October 31 of US$1.00 = C$1.3411 for 2016.

(7)	Mr. Richman’s fiscal 2017 salary reflects his employment from the date of the acquisition of PrivateBancorp, Inc., June 23, 2017 to October 31, 2017, and has been converted to Canadian dollars using the average Bank of Canada and WM/Reuters exchange rate of US$1.00 = C$1.3075 for 2017.

Incentive plan awards – value vested or earned during the financial year

The table below includes information on the value of incentive plan awards vested or earned by each NEO during fiscal 2018.

Name	Value of Option-based Awards That Vested During the Year(1) ($)		Value of Share-based Awards That Vested and Paid Out During the Year(2) ($)	Value of Non-equity Annual Incentive Compensation Earned During the Year(3) ($)
Victor Dodig	890,584		2,074,752	2,131,524
Kevin Glass	475,580		1,014,618	663,390
Harry Culham	532,244		3,622,203	2,274,480
Larry Richman	1,105,388	(4)	1,714,886	1,645,562
Michael Capatides	587,845		1,372,183	1,074,635

(1)	Amounts shown are the difference between the exercise price of the awards and the closing price of CIBC common shares on the TSX on the vesting date. As the NEO may not have exercised the options on the vesting date or subsequently, the amount shown may not reflect an actual amount realized by the NEO.
(2)	Total dollar values for Mr. Capatides and Mr. Richman relate to the vesting and payment of RSAs and PSUs in fiscal 2018. For Mr. Dodig, Mr. Glass and Mr. Culham the total dollar value relates to the vesting and payment of PSUs in fiscal 2018. With respect to PSUs, the performance factor applied to the PSUs granted in December 2014 for fiscal 2014 to determine the final amount paid out to participants in December 2017 was 100%, based on CIBC’s ROE performance from November 1, 2014 to October 31, 2017.
(3)	Amounts shown are the sum of annual performance-based cash incentives for fiscal 2018 disclosed in the Summary compensation table. Mr. Richman and Mr. Capatides’ annual cash bonus awards were paid in U.S. dollars. They have been converted to Canadian dollars at an average WM/Reuters exchange rate for fiscal 2018 of US$1.00 = C$1.2880.
(4)	Amount shown has been converted to Canadian dollars using the exchange rate as of March 1, 2018 of US$1.00 = C$1.2816.

79	CIBC PROXY CIRCULAR

Compensation Disclosure

2015 PSU vesting

The vesting percentage for PSUs granted in 2015 that vested in December 2018 was 100% based on the average of the ROE performance factor of 125% and the TSR performance factor of 75%, resulting from a number one ranking in ROE and number six ranking in TSR over the three-year performance period. The vesting percentage calculation details for the specified fiscal year are shown in the table below. See “Deferred incentive award” starting on page 63 for the scale.

CIBC PSU Vesting Calculation for 2015 PSU Grants
	2016	2017	2018	Average	CIBC Rank	Performance	Vesting
ROE	19.9%	18.3%	16.6%	18.3%	1	125%
TSR	5.2%	18.3%	4.7%	9.4%	6	75%	100%

Incentive plan awards – outstanding option- and share-based awards

The table below shows the specified information for option-based and share-based awards previously awarded to the NEOs that remain outstanding as at October 31, 2018.

		Option-based Awards(1)					Share-based Awards(2)
Name	Compensation Year	Securities Underlying Unexercised Options(#)	Option Exercise Price(3) ($)	Option Expiration Date	Value of Unexercised in-the- money Options(4) ($)	Value of Options Exercised(5)(6) ($)	Plan	Units or Shares Not Vested (#)	Market or Payout Value of Share- based Awards Not Vested ($)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed ($)
Victor Dodig	2013(6)	6,414	90.52	08-Dec-2023	148,548	1,040,792
	2014	35,204	102.33	07-Dec-2024	399,565	—
	2015	84,544	97.81	06-Dec-2025	1,341,713	—	PSU	42,862	3,654,441	—
	2016	86,375	111.69	08-Dec-2026	171,886	—	DSU	—	—	2,772,055
							PSU	45,518	3,880,876	—
	2017	78,271	120.02	13-Dec-2027	—	—	PSU	40,390	3,443,668	—
Kevin Glass	2009	8,060	70.66	06-Dec-2019	346,741	—
	2010	5,749	78.50	05-Dec-2020	202,250	—
	2011	13,124	71.54	04-Dec-2021	553,045	—
	2012	20,808	80.10	09-Dec-2022	698,733	—
	2013	22,417	90.52	08-Dec-2023	519,178	—
	2014	17,216	102.33	07-Dec-2024	195,402	—
	2015	23,650	97.81	06-Dec-2025	375,326	—	PSU	11,990	1,022,271	—
	2016	23,557	111.69	08-Dec-2026	46,878	—	DSU	—	—	378,007
							PSU	12,414	1,058,421	—
	2017	21,389	120.02	13-Dec-2027	—	—	DSU	—	—	336,087
							PSU	11,037	941,044	—
Harry Culham	2014	61,459	102.33	07-Dec-2024	697,560	—
	2015	81,000	97.81	06-Dec-2025	1,285,470	—	DSU	—	—	1,571,086
							PSU	41,066	3,501,278	—
	2016	82,449	111.69	08-Dec-2026	164,074	—	DSU	—	—	793,821
							PSU	43,449	3,704,498	—
	2017	73,715	120.02	13-Dec-2027	—	—	DSU	—	—	1,158,277
							PSU	38,039	3,243,178	—
Larry Richman	2015	19,314	46.44	20-Feb-2025	992,072	—	RSA	—	—	4,154,579
	2016	25,534	45.08	19-Feb-2026	1,356,292	—	RSA	50,243	5,711,653	357,269
	2017	19,081	120.02	13-Dec-2027	—	—	DSU	54,862	6,236,743	3,118,257
							PSU	9,846	839,503	—
							RSA	40,264	4,577,162	—
	2018	—	—	—	—	—	RSA	17,375	1,975,198	—
Michael	2013	—	90.52	08-Dec-2023	—	394,698
Capatides	2014	23,283	102.33	07-Dec-2024	264,262	—
	2015	37,820	97.81	06-Dec-2025	600,203	—	PSU	19,174	1,634,762	—
	2016	37,797	111.69	08-Dec-2026	75,216	—	PSU	19,918	1,698,239	—
							RSA	4,214	479,041	—
	2017	32,889	120.02	13-Dec-2027	—	—	PSU	16,971	1,446,984	—

(1)	Options are in respect of CIBC common shares. Options granted before the annual option grant in December 2010 generally vest over four years in equal installments on the anniversary of the grant date. Beginning with annual option grants in December 2010, options generally vest 50% on the third anniversary and 50% on the fourth anniversary of the grant date. Mr. Richman’s 2015 and 2016 options have three-year cliff vesting.

CIBC PROXY CIRCULAR	80

Compensation Disclosure

(2)	PSUs vest and are cash-settled at the end of three years. The Market or Payout Value of Share-based Awards Not Vested is the threshold payout value of 75% of the units granted. For PSUs, the number of units that vest was determined by CIBC’s ROE and TSR performance relative to CIBC’s compensation peer group. Mr. Richman’s 2015 and 2016 PrivateBancorp PSUs were converted to CIBC RSA units upon acquisition, with a maximum performance at 200% of target award. Mr. Richman’s 2017 PrivateBancorp Restricted Share Units were converted to CIBC RSA units upon acquisition. Mr. Richman’s 2015 and 2016 RSAs vest in 2018 and 2019 while his 2017 RSAs vest in 2018, 2019 and 2020. In regards to Mr. Richman’s 2017 DSU award, one third of the award vested on March 23, 2018 and the remaining two thirds vested on December 23, 2018. Based on the DSU plan provisions, this award is not payable until Mr. Richman’s termination of employment, retirement or death.

This column includes fully vested DSUs which reflect annual performance-based incentive awards deferred into DSUs by Mr. Dodig, Mr. Glass and Mr. Culham. They are not payable until their termination of employment, retirement or death.

(3)	The option exercise price is equivalent to the closing market value of CIBC common shares on the trading day immediately preceding the date of grant. For Mr. Richman, the 2015 and 2016 option exercise price is in U.S. dollars and reflects the relative values of PrivateBancorp, Inc. shares to CIBC shares as applied in connection with the acquisition.

(4)	Amounts shown have been calculated using CIBC’s share price of $113.68 as at October 31, 2018. Based on the October 31, 2018 closing price of US$86.32 (CIBC shares trading on the NYSE) and the U.S. dollars option exercise price, the values for Mr. Richman’s 2015 and 2016 options were $770,242 and $1,053,022 respectively in U.S. dollars. These amounts have been converted to Canadian dollars in the chart above using the average WM/Reuters exchange rate of US$1.00 = C$1.2880 for fiscal 2018.

(5)	The value of options exercised during fiscal 2018 that were granted in previous years. Amounts are the proceeds received (the difference between the exercise price of the options and the market price of the CIBC common shares on the exercise date after payment of the exercise price) before deductions for taxes and commissions.

(6)	In September 2018, Mr. Dodig sold 16,000 shares upon a partial exercise of his 2013 Employee Stock Option Plan (ESOP) grant and donated the proceeds to charity.

Equity ownership of NEOs at October 31, 2018

All CIBC executives (including the NEOs) and Managing Directors are expected to hold a minimum amount of equity in CIBC. Equity ownership includes all shares held in the ESPP or personal investment accounts outside of CIBC, DSUs and unvested units granted under deferred incentive compensation programs. It does not include the value of any in-the-money option grants. Newly appointed executives and external hires have five years from their appointment date to meet the minimum guideline, while executives promoted to a more senior level have three years to meet the applicable guidelines. Share ownership guidelines extend into retirement for all NEOs and are noted in the table below.

The table below shows NEO equity ownership relative to the minimum guideline for their position.

					Equity Ownership(2)
	Minimum Equity Ownership	Hold Period Following						Total
Name	Guideline (Multiple of Salary)(1)	Retirement Date (years)	Ownership (Multiple of Salary)	DSUs ($)	RSAs ($)	PSUs ($)	Direct Share Holdings ($)	($)	Units
Victor Dodig	8.0	2	19.5	2,772,055	-	14,701,332	2,049,955	19,523,342	171,739
Kevin Glass	5.0	1	7.0	718,683	-	4,046,110	474,201	5,238,994	46,085
Harry Culham	5.0	1	36.6	3,538,998	-	13,990,975	748,946	18,278,919	160,793
Larry Richman	5.0	1	21.8	9,355,000	16,800,480	1,134,618	1,573,445	28,863,543	253,902
Michael Capatides	5.0	1	8.8	-	479,041	6,399,653	1,585,268	8,463,962	74,454

(1)	Effective May 1, 2018, the minimum share ownership requirement for Mr. Glass, Mr. Culham, Mr. Richman and Mr. Capatides was increased from four to five times salary.

(2)	Amounts shown have been calculated using the higher of the grant price or CIBC’s share price of $113.68 as at October 31, 2018.

81	CIBC PROXY CIRCULAR

Compensation Disclosure

Securities authorized for issuance under equity compensation plans

The table below provides information at October 31, 2018 on common shares authorized for issuance under the ESOP and the PrivateBancorp Option Plans, which are the only CIBC equity compensation plans that provide for the issuance of shares from treasury. (In January 2003, the Board determined that no further options would be granted to directors under the Non-Officer Director Stock Option Plan. In November 2017, the Board terminated the plan.)

	A	B	C
Equity Compensation Plans	Securities to be Issued upon Exercise of Outstanding Options (#)	Weighted-average Exercise Price of Outstanding Options ($)	Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities in column A) (#)
Approved by security holders	4,060,494	100.53	10,848,131
Not approved by security holders(1)	652,669	23.09	Nil
Total	4,713,163	91.05	10,848,131

(1)	CIBC’s assumption of PrivateBancorp’s equity compensation plans in connection with its acquisition of PrivateBancorp, Inc. did not require approval by security holders under applicable securities legislation and stock exchange rules.

Options outstanding and available for grant at December 31, 2018

The table below provides additional disclosure on options outstanding and available for grant under the ESOP and the options outstanding under the PrivateBancorp Plans.

	A		B		C = A+B
	Options Outstanding		Options Available for Grant		Total
Plan	(#)	% of Common Shares Outstanding	(#)	% of Common Shares Outstanding	(#)	% of Common Shares Outstanding
ESOP(1)	4,897,086	1.11	9,963,847	2.25	14,860,933	3.35
PrivateBancorp Plans(2)	643,992	0.15	Nil	Nil	643,992	0.15
Total	5,541,078	1.26	9,963,847	2.25	15,504,925	3.50

(1)	At October 31, 2018, the total number of common shares issuable under options outstanding was 4,060,494, the total number of common shares issuable under options available for grant was 10,848,131 and the total number of common shares outstanding was 442,826,380.

(2)	Upon the acquisition of PrivateBancorp, Inc. in June 2017, 1,119,211 CIBC common shares were reserved for issuance to settle outstanding PrivateBancorp option awards. These option awards were granted under the 2007 Long-Term Incentive Compensation Plan (2007 Plan), 2007 Strategic Long-Term Incentive Compensation Plan (Strategic Plan) and the 2011 Amended and Restated Incentive Compensation Plan (2011 Plan) (collectively the PrivateBancorp Plans) and were converted into options to acquire CIBC shares based on the relative values of the PrivateBancorp Inc. shares to the CIBC common shares pursuant to the acquisition.

CIBC PROXY CIRCULAR	82

Compensation Disclosure

CIBC’s limited use of options is reflected in the ratios shown in the table below, which are well within best practice guidelines.

Measure(1)	Year	ESOP	PrivateBancorp Plans
Dilution
• number of options granted but not exercised/total number	2018	0.92%	0.15%
of common shares outstanding at the end of the fiscal year	2017	0.90%	0.21%
	2016	1.03%	—
Overhang
• (number of options available to be granted + options granted	2018	3.37%	0.15%
but not exercised)/total number of common shares	2017	1.26%	0.21%
outstanding at the end of the fiscal year	2016	1.62%	—

Burn Rate(2)
• total number of options granted in a fiscal year/weighted	2018	0.17%	—
average number of common shares outstanding at the end of	2017	0.23%	0.24%
the fiscal year	2016	0.20%	—

(1)	All figures are calculated as a percentage of common shares outstanding on October 31 of the specified fiscal years.
(2)	The burn rate is expressed as a percentage calculated by dividing the number of options granted during the fiscal year (e.g., ESOP 756,516 for fiscal 2018) by the weighted average number of common shares outstanding at the end of the fiscal year (e.g. 443,081,570 for fiscal 2018).

Restrictions on trading and hedging CIBC Securities

To maintain the intended alignment between individual and shareholder interests, CIBC prohibits directors, officers and employees from using hedging strategies to offset a decrease in market value of CIBC securities. The policy specifically prohibits directly or indirectly:

•	buying or selling call options, put options or forward derivative contracts with respect to CIBC shares;

•	buying or selling any other over-the-counter derivative product used to hedge exposure to CIBC shares; and

•	selling CIBC shares if they do not own or have not fully paid for them (i.e., a short sale).

Deferred incentive compensation plans – key terms and conditions

The following tables summarize key terms and conditions of CIBC’s ESOP, PSU Plan and DSU Plan. The Committee and Board must approve changes to key terms and conditions and any other material amendments to these plans. Certain amendments to the ESOP are subject to shareholder approval. Annually, the Committee reviews an assessment by CIBC’s control functions of plan compliance with regulatory requirements and CIBC’s risk management, governance, control and policy requirements. When plan design changes and awards are recommended, the Committee reviews scenario analysis and back-testing to ensure the plan design objectives are achieved.

83	CIBC PROXY CIRCULAR

Compensation Disclosure

ESOP

Eligibility	• Any full-time employee of CIBC (or any of its subsidiaries) as may be designated by the Committee.
Term	• 10 years from the date of grant (subject to a shorter term for changes in employment status or extension due to the application of trading restrictions as described below).
Vesting	• Outstanding grants vest 50% on each of the third and fourth anniversaries of the grant date.
Exercise Price

•      Set by the Committee, but must not be less than the closing market price of CIBC common shares on the TSX on the trading day immediately preceding the date of grant.

•      CIBC has established an option grant date policy that sets out a process for determining the date of grant for options, which is to be applied consistently to all options granted pursuant to the ESOP, and facilitates CIBC’s compliance with the requirements of the ESOP and the TSX for the grant of options.

•      Where the Committee authorizes a grant of options at a time when CIBC’s internal trading restrictions are in effect or where the price of CIBC common shares otherwise does not reflect all material information known to management, the effective date of the grant is the date on which the trading restrictions have been removed or the third trading day after all material information regarding CIBC has been disclosed, respectively, unless a later date is specified by the Committee.

Securities Reserved for Issue	• The number of common shares which may be issued from treasury cannot exceed 52,634,500.
Individual and Insider Limits

•      Pursuant to the ESOP, the maximum number of common shares that may be issued to any one person upon the exercise of options may not exceed 5% of the number of common shares then outstanding; however, this number has been fixed at 1% of the number of CIBC common shares then issued and outstanding by resolution of the Committee.

•      No options shall be granted to any participant if such grant could result in the number of CIBC common shares: (a) issued to insiders in any one year, or (b) issuable to insiders, at any time, in each case, pursuant to the exercise of options issued under the ESOP, or when combined with all other securities-based compensation arrangements, exceeding 10% of the issued and outstanding CIBC common shares.

Termination

•      Resignation or termination of employment with cause: options are forfeited after 30 days.

•      Termination of employment without cause: unvested options continue to vest, and vested options remain outstanding and exercisable, for the length of the employee severance period.

•      Retirement: options continue to vest and can be exercised subject to the original vesting and expiry dates, provided the participant is 55 years of age or older on retirement.

Blackout Period Extension	• The term of options that are scheduled to expire during, or shortly after, a period in which the option holder is prohibited from exercising the option due to trading restrictions is automatically extended so that they expire 10 business days after any applicable trading restrictions end.
Stock Appreciation Rights (SARs)	• CIBC may attach a term to options that up to 50% of the options granted can be exercised as SARs (there are currently no outstanding options with SARs attached to them).
Assignability	• ESOP award recipients are generally not permitted to assign or transfer their options. An option recipient may assign his or her rights to, or to the benefit of, a spouse, minor child or minor grandchild, or a trust of which any combination of the option recipient and any of the foregoing are beneficiaries, with CIBC’s prior approval.
Amendments

•     Shareholder approval is required for the following amendments (unless the change results from application of the anti-dilution provisions of the ESOP):

–     increasing the number of common shares that can be issued under the ESOP;

–     reducing the strike (exercise) price of an outstanding option;

–     extending the expiry date of an outstanding option or amending the ESOP to permit the grant of an option with an expiry date of more than 10 years from the grant date;

–     changing the provisions relating to the transferability of options, other than for estate settlement purposes;

–     expanding the categories of individuals eligible to participate in the ESOP;

–     amending the ESOP to provide for other types of compensation through equity issuance;

–     removing or exceeding the insider participation limit contained in the ESOP;

–     amending the ESOP’s amending provisions; or

–     making any amendment to the ESOP for which shareholder approval is required under applicable laws or stock exchange rules.

Beyond these material plan amendments, the Committee may make changes to the ESOP, or the administration thereof, from time to time without shareholder approval (such as administrative changes, of a drafting or clarifying nature or to address regulatory and other developments and setting the terms, conditions and mechanics of grant, including with respect to vesting, exercise and expiry). In setting and amending the terms of CIBC’s stock option plans, the Committee reviews and recommends the terms and conditions of any new plan or any change in the terms and conditions of any existing plan to the Board for approval.

Clawback	• Grants for fiscal 2010 and thereafter are subject to clawback for misconduct(1).

CIBC PROXY CIRCULAR	84

Compensation Disclosure

Effective March 1, 2019, the Board approved an amendment to the ESOP removing the section which previously allowed for the provision of loans to assist employees in exercising their options. These changes are within the authority of the Board under the ESOP amending provision and applicable stock exchange rules.

(1)	Any individual who engages in misconduct that results in a significant financial loss to CIBC or causes or caused a material restatement of CIBC’s financial statements will be required to repay to CIBC upon demand the total value of any gains arising from options that vested and were exercised within the 12 months preceding the date on which CIBC determined that such significant loss occurred or such material restatement of its financial statements is required due to the individual’s misconduct. In addition, all outstanding options that vested within the previous 12 months will be cancelled.

Misconduct is defined as (i) serious misconduct, (ii) fraud, (iii) a material breach of the terms and conditions of employment, (iv) wilful breach of the provisions of CIBC’s Code of Conduct of sufficient gravity to justify the application of this provision, (v) the failure or wilful refusal to substantially perform the grantee’s material duties and responsibilities, (vi) the conviction of the grantee for any crime involving fraud, misrepresentation or breach of trust, or (vii) any other circumstances sufficient for a termination of employment for cause.

PSU Plan(1)

Grants

•      Grants are typically awarded as a dollar amount.

•      Number of PSUs granted is based on the:

-   dollar value of the award; and

-   average closing price of CIBC common shares on the TSX for the 10 trading days before a fixed date.

Dividend Equivalents	• Starting with PSUs granted in 2015, dividend equivalents are reinvested and paid out at the same time, and subject to the same performance conditions, as the underlying PSUs.
Performance Conditions	• PSUs are subject to satisfaction of performance criteria at time of vesting based on CIBC’s TSR and ROE performance compared with CIBC’s peer group.
Performance Period	• Three years.
Vesting	• Vest at the end of the three-year period.
Payout

•      Payouts vary from 75% to 125% of the value of the number of PSUs granted depending on performance against the criteria described above. The performance period spans the three fiscal years that begin on the first day of the fiscal year in which the grants were made.

•      Vested PSUs pay out in cash, with each unit valued based on the average closing price of CIBC common shares on the TSX for the 10 trading days before a fixed date.

Clawback	• Grants are subject to: - clawback in the event of misconduct(2); and - cancellation in certain cases for unexpected losses(3).

DSU Plan(1)

Grants

•      Grants are typically awarded as a dollar amount.

•      Number of DSUs granted is based on the:

-   dollar value of the award; and

-   average closing price of CIBC common shares on the TSX for the 10 trading days preceding the grant date.

Dividend Equivalents	• Dividend equivalents are reinvested and paid out when the underlying DSUs are paid.
Deferral	• DSUs allow for a longer payout deferral than the typical three-year limit in Canada.
Vesting

•      The Board has discretion to set the vesting period and any vesting conditions, which may include performance-related vesting conditions.

•      When granted as part of a voluntary deferral of the executive’s cash incentive award, awards vest immediately.

Payout

•      Vested DSUs pay out in cash after the termination of employment, retirement or death, subject to Plan termination provisions and income tax requirements.

•      The payout price is the average closing price of CIBC common shares on the TSX over the 10 trading days preceding the participant’s termination date.

Clawback	• Grants for fiscal 2010 and thereafter are subject to clawback for misconduct(2).

(1)	CIBC hedges its financial exposure resulting from changes in the CIBC share unit value through a total return swap arrangement with a third party financial institution.

(2)	Any individual who engages in misconduct that results in a significant financial loss to CIBC or causes or caused a material restatement of CIBC’s financial statements will be required to repay to CIBC upon demand the total value of any incentive payment made within the 12 months preceding the date on which CIBC determined that such significant loss occurred or such material restatement of its financial statements is required due to the individual’s misconduct. In addition, all unvested and any outstanding deferred incentive compensation (PSUs or DSUs) that vested within the previous 12 months will be cancelled. Misconduct for this purpose is defined in note (1) at the top of the page.

(3)	The performance clawback provisions provide that in the event of an unexpected loss for CIBC, the SBUs or key lines of business that is greater than, or equal to, the aggregate of the last three years of Net Income Before Tax (NIBT), CIBC has discretion to cancel up to 100% of that year’s vesting PSUs, where CIBC determines a participant’s negligence or certain failures substantially contributed to the loss. The clawback can be applied to all or a group of individuals within the specific business unit where the significant unexpected loss occurred as well as in the associated functional group.

85	CIBC PROXY CIRCULAR

Compensation Disclosure

Deferred incentive compensation plans assumed upon acquisition of PrivateBancorp, Inc. – terms and conditions

In connection with CIBC’s acquisition of PrivateBancorp, Inc., all outstanding options to purchase common stock of PrivateBancorp, Inc. were converted into options to purchase CIBC common shares and all of the outstanding restricted stock awards of PrivateBancorp, Inc. were cancelled and replaced with CIBC RSAs, in each case on substantially the same terms and conditions as were applicable under The PrivateBank award (including the same vesting terms).

The table below summarizes key terms and conditions of the three plans assumed by CIBC upon the acquisition of PrivateBancorp, Inc. with outstanding treasury settled-awards. These are the 2007 Long-Term Incentive Compensation Plan (2007 Plan), 2007 Strategic Long-Term Incentive Compensation Plan (Strategic Plan) and 2011 Amended and Restated Incentive Compensation Plan (2011 Plan), collectively the PrivateBancorp Plans.

2007 Plan Strategic Plan 2011 Plan

Outstanding equity awards consist of vested, exercisable stock options with expiry dates through April 1, 2021.

Outstanding equity awards consist of vested, exercisable stock options with expiry dates through October 1, 2019.

Outstanding equity awards consist of: 1) vested, exercisable stock options with expiry dates through 2021; 2) unvested stock options which cliff vest in 2018 and 2019 with expiry dates through June 1, 2026; 3) unvested restricted stock; 4) unvested restricted stock award units; and 5) vested restricted stock award units subject to delayed settlement over a period into 2022.

Eligibility	• Outstanding awards were originally granted as PrivateBancorp awards to employees and directors of PrivateBancorp or a subsidiary thereof, and converted and/or cancelled and replaced with CIBC awards in connection with the acquisition of PrivateBancorp, Inc. Except as necessary to facilitate the conversion, exchange or settlement, as the case may be, of PrivateBancorp awards which were outstanding under the plans at the time the plans were assumed by CIBC, no further awards have been or will be granted under the PrivateBancorp Plans.
Term	• Stock options under each of the PrivateBancorp Plans generally have a term of 10 years from the date of grant.
Vesting

•      All stock options outstanding under the 2007 Plan and the Strategic Plan are fully vested.

•      Unvested stock options under the 2011 Plan vest three years from the original grant date and/or will vest in full upon the holder’s termination without cause.

•      Unvested restricted stock and restricted stock award units under the 2011 Plan vest one-third each year on the first day of the month following the anniversary of their grant between 2018 and 2020.

Exercise Price	• The exercise price for each share of common stock covered by the nonqualified stock option grant was not less than one hundred percent (100%) of the fair market value of the common stock on the date of grant of such award.
Payout

•      For the 2011 plan, restricted stock award units are cash-settled.

•      Dividends are accumulated on unvested restricted stock and are paid in cash at vesting. For vested restricted stock units, the dividends are paid out on settlement.

Securities Reserved for Issue	• The maximum number of CIBC common shares which may be issued from treasury under the 2007 Plan, the Strategic Plan and the 2011 Plan shall not exceed 150,000, 160,000 and 1,000,000, respectively.
Termination	• The disposition of the grant of each award in the event of retirement, disability, death or other termination of a participant’s employment shall be as determined by the Committee and set forth in the award agreement.
Assignability

•      Except as provided below, no award may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, except by will or by the laws of descent and distribution. Notwithstanding the foregoing, the Committee may, in its discretion, authorize all or a portion of the stock options granted to a participant to be on terms that permit transfer by such participant to:

(i)      the spouse, children or grandchildren of the participant (“Immediate Family Members”);

(ii)     a trust or trusts for the exclusive benefit of the participant or such Immediate Family Members (or both); or

(iii)    a partnership in which the participant or such Immediate Family Members (or both) are the only partners, provided that:

(A)     there may be no consideration for any such transfer;

(B)     the award agreement pursuant to which such stock options are granted expressly provides for transferability in a manner consistent with the PrivateBancorp Plans; and

(C)     subsequent transfers of transferred stock options shall be prohibited except those in accordance with the PrivateBancorp Plans.

Amendments	• The Board may at any time and from time to time, alter, amend, suspend or terminate the plan in whole or in part, subject to any requirement of shareholder approval imposed by applicable law, rule or regulation. No termination, amendment, or modification of the plan shall adversely affect in any material way any award previously granted under the plan, without the written consent of the participant holding such award.
Clawback(1)	• Awards are subject to recovery or “clawback” under the plan or any of CIBC’s policies applicable to the grantee.

CIBC PROXY CIRCULAR	86

Compensation Disclosure

(1)	Allows for the recoupment of annual and long-term incentive compensation paid to executive officers if the criteria upon which it was based is determined to have been incorrect or incomplete, or where the recipient engaged in illegal, dishonest, fraudulent or intentional misconduct that materially impacted the size of the award. The clawback rights apply during the three-year period following the date that a bonus was made or the date that restrictions on restricted shares lapse.

Pension arrangements

Pension and supplemental executive retirement benefits are an integral part of total compensation for our senior executives, including the NEOs. All NEOs earn defined pension benefits in tax-registered retirement programs on the same basis as all other CIBC employees in either Canada or the U.S., subject to limitations defined by the Income Tax Act in Canada, or U.S. tax regulations in the U.S.

All NEOs in Canada have been designated by the Committee as eligible for SERP benefits. Effective January 1, 2016, the SERP was redesigned for new and existing SERP participants. Key changes included prospective service credit from SERP appointment date only (no past service credits), flat dollar benefit accruals (benefits irrespective of earnings and commensurate increases) and the elimination of unreduced early retirement age prior to age 65 (previously unreduced at age 61). All existing SERP members will receive benefits based on either the prior or redesigned SERP program, depending on which of the two programs results in greater value. For the NEOs who joined the SERP prior to January 1, 2016, the prior SERP program is expected to provide a higher SERP value (and therefore the prior provisions are expected to prevail). The NEOs in the U.S. are also eligible for SERP benefits on the same basis as the Canadian NEOs, except denoted in U.S. dollars.

Payment of SERP benefits is subject to compliance with certain non-solicitation and non- competition covenants. Key SERP provisions applicable for all the NEOs except Mr. Richman are summarized in the table below.

Pension Formula

•      2% of final average earnings per year of pensionable service (maximum of 35 years of service), offset by other CIBC-provided retirement income benefits.

•      The overall annual pension payable to Mr. Dodig is subject to an overall limit of $1,000,000.

•      For Mr. Capatides, the SERP benefit is further offset by a notional monthly annuity representing his 401(k) matching contributions provided by CIBC.

Limits on Final Average Earnings	• $2,300,000 for Mr. Dodig; $1,202,440(1) for Mr. Capatides and $913,500 for Mr. Glass and Mr. Culham.
Final Average Earnings (subject to specified dollar limits as shown above)

•      The sum of:

–   the average of the best consecutive five years of salary in the last 10 years before retirement; and

–   the average of the best five years of annual cash bonus awards in the last 10 years before retirement.

Reduction for Early Retirement	• Pensions are reduced by 4% for each year that retirement age precedes age 61 for Mr. Dodig, Mr. Glass and Mr. Capatides. Mr. Culham’s pension is reduced by 4% for each year that retirement age precedes age 61 for pension service accrued to December 31, 2012 and by 4% for each year that retirement precedes age 65 for pension service from January 1, 2013 forward.
Government Pension Adjustment	• Pensions are reduced from age 65 by the maximum Canada/Québec Pension Plan benefit payable at that time. Mr. Capatides’ pension will be reduced by the maximum primary insurance amount payable from the Social Security Normal Retirement Age.
Form of Pension	• Pension payments are made for the life of the executive. In the event of death of the executive, 50% of the pension is continued for the life of the executive’s spouse. Other optional forms of payment are made available on an actuarially equivalent basis.
Additional Pension from Employee Contributions	• Executives who had made contributions to the CIBC Pension Plan will receive an increment to their pension benefit equal to the value of their accumulated contributions and associated interest.

(1)	The limit on final average earnings for Mr. Capatides is US$913,500. This amount has been converted to Canadian dollars in the chart above using the October 31, 2018 WM/Reuters spot exchange rate of US$1.00 = C$1.3163.

87	CIBC PROXY CIRCULAR

Compensation Disclosure

As Mr. Richman joined CIBC after January 1, 2016, his SERP benefits are based on the new SERP provisions. The key provisions of the new SERP are summarized in the table below.

Pension Formula	• A flat dollar rate ($16,454(1) for Mr. Richman) per year of SERP pensionable service (maximum of 35 years of service).
Reduction for Early Retirement	• Pensions are reduced by 4% for each year that retirement age precedes age 65.
Form of Pension	• Pension payments are made for the life of the executive. Other optional forms of payment are made available on an actuarially equivalent basis.

(1)	The flat dollar rate for Mr. Richman is US$12,500. This amount has been converted to Canadian dollars in the chart above using the October 31, 2018 WM/Reuters spot exchange rate of US$1.00 = C$1.3163.

The table below provides additional information related to NEO pension obligations.

Defined Benefit Plans
	Number	Annual Benefits Payable Vested and Unvested(1) ($)		Opening Present Value of Defined			Closing Present Value of
Name	of Years of Credited Service	At October 31, 2018(2)	At Age 65(3)	Benefit Obligation(4) ($)	Compensatory Change(5) ($)	Non-Compensatory Change(6) ($)	Defined Benefit Obligation(7) ($)
Victor Dodig	13.3	610,000	1,000,000	6,207,000	520,000	(288,000)	6,439,000
Kevin Glass	9.5	174,000	250,000	2,130,000	252,000	(97,000)	2,285,000
Harry Culham	10.2	78,000	331,000	611,000	154,000	(40,000)	725,000
Larry Richman(8)	1.3	21,000	21,000	64,000	209,000	(21,000)	252,000
Michael Capatides(8)	23.0	537,000	582,000	6,663,000	337,000	(315,000)	6,685,000

(1)	These amounts represent the estimated annual pension payable at age 65 for vested and unvested credited service accrued to the date shown, assuming that final average earnings for SERP participants will be at or above the applicable SERP compensation limit. In addition to joining the SERP effective September 1, 2015, Mr. Culham has another seven years of service credited under the CIBC Pension Plan that is not recognized under the SERP. Mr. Culham’s pension from the CIBC Pension Plan is equal to the maximum pension permitted to be paid from the CIBC Pension Plan as prescribed by the Income Tax Act, and is included in the amounts above. For the NEOs, the SERP pension in Canada will be offset by the maximum Canada Pension Plan benefit amount starting at age 65, and for Mr. Capatides, the maximum primary insurance amount under U.S. Social Security starting at the Social Security Normal Retirement Age.
(2)	The Annual Benefits Payable at October 31, 2018 is fully vested for all NEOs.
(3)	Mr. Dodig and Mr. Glass are eligible to retire with an unreduced pension at age 61. The estimated annual pension payable at age 61 is $958,000 for Mr. Dodig and $177,000 for Mr. Glass. Mr. Capatides is eligible to retire with an immediate unreduced pension of $537,000. All other NEOs are eligible to retire with an unreduced pension at age 65.
(4)	These amounts represent the present value of the NEO’s projected pension earned for service up to October 31, 2017. Amounts have been calculated using the same actuarial assumptions used for CIBC’s financial statement disclosure. Key actuarial assumptions include:
–	an annual discount rate of 3.62% (3.78% for Mr. Richman and Mr. Capatides);
–	an annual compensation increase that varies by age and tenure of the executive (not applicable for Mr. Richman) before taking into account limits on final average earnings;
–	no allowance for future increases in compensation limits or the different tax treatment of registered pension plans versus supplemental pension benefits; and
–	assumed retirement dates reflecting CIBC Pension Plan experience.
(5)	These amounts represent the fiscal 2018 annual service cost and, where applicable, the impact on present value of defined benefit obligations of any differences between actual and estimated earnings. Amounts have been calculated using the actuarial assumptions and discount rate of 3.72% (3.66% for Mr. Richman and Mr. Capatides in the U.S.) consistent with the fiscal 2018 pension expense reported in CIBC’s financial statement disclosure.
(6)	These amounts include interest on the opening present value of the defined benefit obligation, experience gains and losses other than those associated with compensation levels, differences in U.S./Canada exchange rates during the year and changes in actuarial assumptions.
(7)	These amounts represent the present value of the NEO’s projected pension earned for service up to October 31, 2018. Amounts have been calculated using the same actuarial assumptions used for CIBC’s financial statement disclosure. Key actuarial assumptions include:
–	an annual discount rate of 4.07% (4.55% for Mr. Richman and Mr. Capatides);
–	an annual compensation increase that varies by age and tenure of the executive (not applicable for Mr. Richman) before taking into account limits on final average earnings;
–	no allowance for future increases in compensation limits or the different tax treatment of registered pension plans versus supplemental pension benefits; and
–	assumed retirement dates reflecting CIBC Pension Plan experience.
(8)	Mr. Richman’s and Mr. Capatides’ estimated annual pensions have been translated to Canadian dollars using the October 31, 2018 WM/Reuters spot exchange rate of US$1.00 = C$1.3163.

CIBC PROXY CIRCULAR	88

Compensation Disclosure

Change of Control contracts

CIBC adopted a Change of Control Policy in 2001. This policy, which covers 12 senior officer roles, including all of the NEOs, recognizes the importance to CIBC and our shareholders of neutralizing potential conflicts of interest and stabilizing key management roles in connection with potential or actual change of control activity. The underlying premise of the policy is that, under a change of control, no additional benefits would be conferred on an officer than would be otherwise provided under a standard severance arrangement, recognizing there are some distinct features to the Change of Control Policy related to the unique circumstances being addressed. The provisions of the policy are reviewed by the Committee on a regular basis for consistency with current best practice and to confirm that the list of officers to which the policy applies is appropriate. The key terms of the policy are the following:

Eligibility	• Certain senior officers of CIBC, including each of the NEOs.
Coverage Period	• 24 months following the date of the change of control.
Trigger Events (i.e., “Double Trigger”)

•    The policy includes a “Double Trigger” where severance payouts, accelerated vesting of deferred incentive compensation and accrued pension occur only if both:

(1)   a change of control event occurs; and

(2)   the officer’s employment is terminated without cause or the officer resigns during the coverage period for one of the reasons listed below, as specified in the policy:

—      a material reduction in the officer’s total compensation opportunities, job responsibilities, duties or reporting relationship;

—      a material reduction in the officer’s title, unless the change is a result of a different titling structure or is to a title of essentially the same rank;

—      a change in the officer’s work location that requires the officer to devote more than 50% of his/her working time over a period of three months at a location that is more than 50 miles/80 kilometers from his/her normal work location before the change of control event; or

—      any other change in the officer’s employment constituting constructive dismissal under applicable law.

Severance Benefits

•    Upon the “Double Trigger”, the greater of:

(1)    two times the sum of annual salary plus the greater of the average annual cash incentive for the three immediately preceding fiscal years, and the average target cash incentive for the three immediately preceding fiscal years(1); and

(2)    the amount the officer may be entitled to under any employment contract (as disclosed in footnote (2) to the Termination and change of control benefits table on page 90) or applicable law.

Vesting of Deferred Incentive Compensation and Pension	• Upon the “Double Trigger”, all deferred incentive compensation awards and any unvested accrued pension vest. For PSUs, the number of units vesting is determined by applying the relevant performance criterion for the period from the grant date to the termination date.
Pension Benefits	• Upon the “Double Trigger”, and only for participants who were SERP members prior to May 27, 2015, pension is paid in accordance with the standard terms of the SERP but with two years of service added to credited service (subject to an overall cap of 35 years of service). For participants who became members of the SERP on or after May 27, 2015, additional service credits will only be provided when the participant qualifies under CIBC’s executive severance guidelines to have severance paid in the form of salary continuance.

(1)	In addition, a cash amount of 10% of salary is paid in lieu of continued participation in CIBC’s pension, health and welfare benefits plans that would otherwise be payable during the severance period.

89	CIBC PROXY CIRCULAR

Compensation Disclosure

Termination and change of control benefits

The table below summarizes estimated incremental payments, payables and benefits which each NEO would be contractually entitled to in the event of a termination without cause or change of control where the executive is terminated without cause or resigns during the coverage period for reasons specified in the Change of Control Policy. Amounts do not include any potential greater common law entitlements.

		Estimated Incremental Payment at October 31, 2018(1)
Name	Compensation Element	Termination Without Cause(2) ($)	Change of Control(3) ($)
Victor Dodig	Cash	0	6,567,316
	Deferred Compensation Incremental Value	0	0
	Benefits	0	200,000
	Total Incremental Payment	0	6,767,316
	Annual Pension Increment	0	92,000(4)
Kevin Glass	Cash	1,400,600	2,801,200
	Deferred Compensation Incremental Value	0	0
	Benefits	0	150,000
	Total Incremental Payment	1,400,600	2,951,200
	Annual Pension Increment	0	37,000(4)
Harry Culham	Cash	2,749,675	5,499,349
	Deferred Compensation Incremental Value	0	0
	Benefits	50,000	100,000
	Total Incremental Payment	2,799,675	5,599,349
	Annual Pension Increment	0	0(4)
Larry Richman	Cash	3,743,383	5,649,560
	Deferred Compensation Incremental Value	0	0
	Benefits	31,265	271,158
	Total Incremental Payment	3,774,648	5,920,718
	Annual Pension Increment	0	0(4)
Michael Capatides	Cash	0	4,060,257
	Deferred Compensation Incremental Value	0	0
	Benefits	0	197,445
	Total Incremental Payment	0	4,257,702
	Annual Pension Increment	0	49,000(4)

(1)	No incremental amounts are payable upon retirement, resignation (other than for reasons specified in the Change of Control Policy) or termination with cause. In addition, no incremental amount would be received in respect of accelerated vesting of option- or share-based awards, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the CIBC common shares would otherwise be expected to appreciate over the period of acceleration. For information regarding outstanding option- and share-based awards as at October 31, 2018, see “Incentive plan awards – outstanding option- and share-based awards” on page 80.

The Cash, Benefits and Annual Pension amounts for Mr. Richman and Mr. Capatides have been converted to Canadian dollars at the October 31, 2018 WM/Reuters spot exchange rate of US$1.00 = C$1.3163.

(2)	Amounts shown as Cash for Mr. Glass, Mr. Culham and Mr. Richman represent entitlements to cash payments in lieu of notice. For Mr. Glass and Mr. Culham, the cash payment is equal to one times the sum of annual salary and average annual cash bonus for the prior three years. For Mr. Richman, the cash payment is equal to one and a half (1.5) times the sum of annual salary and average of the annual cash bonus paid in relation to the number of performance periods completed. For Mr. Culham, the amount shown as Benefits is in lieu of continued participation in CIBC’s pension, health and welfare benefit plans, equal to a cash payment of 10% of the annual salary and the amount shown for Mr. Richman is an estimated lump sum payment for 18 months, in lieu of his medical, dental and vision premiums.

For all NEOs, unvested PSU awards would continue to be eligible to vest and pay out over the normal schedule. Options would continue to be eligible to meet time-based vesting conditions over the severance period and expire at the end of the severance period.

(3)	Amounts shown as Cash for all NEOs represent severance benefits upon a “double trigger” event. For information on the cash payments, see “Change of Control contracts” on page 89 of the Circular.

Amounts shown as Benefits are cash payments in lieu of continued participation in CIBC’s pension, health and welfare benefit plans. Each NEO would receive a cash payment equal to 10% of the amount representing salary in the Change of Control severance payment.

CIBC PROXY CIRCULAR	90

Compensation Disclosure

(4)	Annual Pension Increment amounts for Mr. Dodig, Mr. Glass and Mr. Capatides are the incremental annual lifetime pension amounts payable from their unreduced early retirement age (age 61 for Mr. Dodig and Mr. Glass and immediately for Mr. Capatides) as a result of being entitled to two years of additional credited service. The present values at October 31, 2018 of the Annual Pension Increment amounts are $926,000 for Mr. Dodig, $622,000 for Mr. Glass and $734,000 for Mr. Capatides, determined using the same actuarial assumptions used for determining the October 31, 2018 year-end pension plan liabilities which are disclosed in CIBC’s financial statements, with the exception that Mr. Dodig, Mr. Glass and Mr. Capatides are assumed to commence their pension when first eligible at age 55 (or October 31, 2018 if later) with applicable early retirement reductions. Payment of the Annual Pension amounts is subject to the NEO’s acceptance of certain non-solicitation and non-competition covenants. Annual Pension Increment amounts are $0 for Mr. Culham and Mr. Richman as they joined the SERP after May 27, 2015, the date the Change of Control Policy was amended to eliminate the provision of additional pension service credit upon Change of Control.

Additional disclosure under the FSB and Basel Committee on Banking Supervision

The following table provides disclosure under Standard 15 of the FSB Principles for Sound Compensation Practices Implementation Standards and Pillar III of the Basel Committee.

For purposes of these tables, CIBC includes in the FSB terms “senior executive officers” and “employees whose actions have a material impact on the risk exposure of the firm”, the NEOs and those employees who CIBC has determined have a “material role” based upon their responsibilities or compensation level, respectively.

Amounts denominated in foreign currencies have been converted to Canadian dollars at exchange rates used in the annual compensation process. Other issuers that make disclosure of this type may include different officers and employees in these categories, so the amounts disclosed by CIBC may not be comparable to the amounts disclosed by other issuers.

Amounts and form of remuneration awarded(1)
	2018		2017
(All figures in $)	NEOs	Other Material Roles(2)	NEOs	Other Material Roles(2)
Fixed salary	4,500,000	39,500,000	4,300,000	53,600,000
Variable compensation
– Cash	7,800,000	89,300,000	6,500,000	118,100,000
– Equity	19,800,000	78,500,000	15,200,000	99,300,000
– Share-linked	19,800,000	78,500,000	15,200,000	99,300,000
– Other	—	—	—	—
Total variable compensation	27,600,000	167,800,000	21,700,000	217,400,000
Total remuneration	32,100,000	207,300,000	26,000,000	271,000,000
Number of beneficiaries	5	115	5	187
Deferred compensation awarded and paid out(3)
Awarded for the fiscal year	19,800,000	80,000,000	15,200,000	100,700,000
Payouts during the fiscal year(4)	9,500,000	50,300,000	10,300,000	72,500,000
Outstanding deferred compensation(5)
Vested	10,300,000	18,300,000	7,800,000	30,900,000
Unvested	47,400,000	236,700,000	52,000,000	283,100,000
Total	57,700,000	255,000,000	59,800,000	313,900,000
Implicit and explicit reductions(6)
Outstanding	19,800,000	187,500,000	19,300,000	224,400,000
Reductions
– Implicit	27,200,000	43,200,000	—	—
– Explicit	—	—	—	—

(1)	Awards may have been granted and received during or after the fiscal year, but are in respect of the specified fiscal year.
(2)	In fiscal 2018, a more risk-based approach was adopted in determining officers and employees in material roles, based on the assessment of each role’s ability to have a material impact on the risk exposure of the firm, whereas, the fiscal 2017 figures reflect the previous methodology which was more job-level based.
(3)	Amounts of deferred compensation awarded for, and paid out during, the specified fiscal years under current deferred compensation plans. Payouts include realized option gains (i.e., the difference between the market value and exercise price).

91	CIBC PROXY CIRCULAR

Compensation Disclosure

(4)	Included in fiscal 2018 are amounts paid in December 2017 relating to fiscal 2016 and previous years and included in fiscal 2017 are amounts paid in December 2016. Mr. Richman’s deferred cash payment of US$2,050,000 (C$2,680,375), in accordance with his employment agreement, has also been included in the table in the NEO column for fiscal 2017.
(5)	All forms of deferred compensation that remain outstanding and which had not expired at the end of the specified fiscal years. Deferral periods are specified within the terms of the relevant plan and, for DSUs, extend until termination, retirement or death. Additionally, Mr. Richman’s deferred share units of US$6,150,000 (C$8,041,125) have been included in the table in the NEO column for fiscal 2017.
(6)	Implicit and explicit reductions related to outstanding remuneration at the end of the specified fiscal years that was awarded in the prior fiscal year (e.g., 2018 amounts related to remuneration awarded in 2017). Implicit reductions result from decreases in the value of CIBC common shares or share units while explicit reductions result from the application of misconduct or performance clawbacks.

Other compensation paid

There were no guaranteed incentive compensation awards granted in fiscal 2018 for NEOs and other material roles (nil in fiscal 2017). Cash sign-on award(1) granted in fiscal 2018 for one beneficiary in a material role was $370,000 (nil in fiscal 2017). Severance amounts(2) negotiated and settled in fiscal 2018 for six beneficiaries in material roles were $9,040,000 ($21,349,000 for 10 beneficiaries in fiscal 2017). Payouts in fiscal 2018 amounted to $3,203,000; ($2,055,000 in fiscal 2017). No severance was negotiated and settled with respect to NEOs in fiscal 2018 or 2017.

(1)	Cash sign-on awards granted in the specified fiscal years to new hires. Deferred sign-on awards are included in the “Outstanding deferred compensation” section of the table.

(2)	Payouts in connection with such awards may have been made in whole or in part in fiscal 2018 or, if the terms of the obligation so required, will be paid in subsequent fiscal years. The single highest amount of severance that CIBC negotiated and settled in fiscal 2018 was $2,962,000.

CIBC PROXY CIRCULAR	92

Other Information

Indebtedness of Directors and Executive Officers

As at February 28, 2019, the date of this Circular, there is no outstanding indebtedness to CIBC (or its subsidiaries) by directors, director nominees, and executive officers of CIBC (or its subsidiaries) and their associates, other than routine indebtedness(1) as defined under Canadian securities law. All transactions with directors and executive officers must be on market terms and conditions unless, in the case of banking products and services for executive officers, otherwise stipulated under approved policy guidelines that govern all employees. Any loans to directors and executive officers must also be made in accordance with the U.S. Sarbanes-Oxley Act of 2002.

The table below shows the aggregate indebtedness to CIBC or its subsidiaries of current and former directors, executive officers and employees of CIBC and its subsidiaries. This amount does not include routine indebtedness described in note (1) below.

Aggregate Indebtedness
Purpose	To CIBC or its Subsidiaries at January 31, 2019 ($)	To Another Entity
Securities Purchase	—	—
Other(2)	103,181,187	—

(1)	Routine indebtedness includes: (i) loans made on terms no more favourable than loans to employees generally, for which the amount remaining unpaid does not exceed $50,000 at any time during the last completed financial year to any director, executive officer, or proposed nominee together with his or her associates; (ii) loans to full-time employees, fully secured against their residence and not exceeding their annual salary; (iii) loans, other than to full-time employees, on substantially the same terms available to other customers with comparable credit and involving no more than the usual risk of collectability; and (iv) loans for purchases on usual trade terms, or for ordinary travel or expense advances, or similar reasons, with repayment arrangements in accordance with usual commercial practice.

(2)	Certain loans were made in U.S. dollars. These amounts have been converted to Canadian dollars based on the January 31, 2019 closing exchange rate reported by Bloomberg of US$1.00 = C$1.3125.

Directors’ and Officers’ Liability Insurance

Effective November 1, 2018, CIBC purchased at its expense a directors’ and officers’ liability insurance policy that protects directors and officers against liability incurred by them while acting as directors and officers of CIBC and its subsidiaries. The insurance applies where CIBC does not, or is not permitted to, indemnify them. This insurance has a limit of $300 million per claim and in the aggregate for the twelve-month period ending November 1, 2019. There is no deductible. The annual premium for this policy is approximately $1.5 million.

Indemnification

Under the Bank Act and CIBC’s by-laws, CIBC indemnifies any director or officer of CIBC, any former director or officer of CIBC, and any other person who acts or acted at CIBC’s request as a director or officer of or in a similar capacity for another entity, and his or her heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by them in respect of any civil, criminal, administrative, investigative or other proceeding in which they are involved because of that association with CIBC or other entity; provided 1) the person acted honestly and in good faith with a view to the best interests of, as the case may be, CIBC or the other entity for which they acted at CIBC’s request as a director or officer or in a similar capacity; and 2) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the person had reasonable grounds for believing that their conduct was lawful.

93	CIBC PROXY CIRCULAR

Other Information

During fiscal 2018, CIBC paid approximately $622,277 as an advance for legal fees and disbursements on behalf of Gerald T. McCaughey, former President and Chief Executive Officer; Thomas D. Woods, former Senior Executive Vice-President and Vice-Chairman; Ken Kilgour, former Senior Executive Vice-President and Chief Risk Officer; and Brian G. Shaw, former Senior Executive Vice-President and Chief Executive Officer of CIBC World Markets Inc., in connection with the defence of the civil action entitled Howard Green and Anne Bell v. Canadian Imperial Bank of Commerce, et al, commenced in the Ontario Superior Court of Justice.

Information about CIBC

Financial information about CIBC is in our consolidated financial statements and management’s discussion and analysis for fiscal 2018. Additional information is available in our Management Proxy Circular, Annual Information Form, Annual Report and any subsequent interim financial statements and MD&A.

You can access these documents at www.cibc.com and www.sedar.com or obtain a copy free of charge by contacting Investor Relations at investorrelations@cibc.com or CIBC Investor Relations, 18 York Street, 9th Floor, Toronto, Ontario M5J 2T8.

Vote Results and Minutes of Meeting

Our vote results and the minutes of our meeting will be posted to CIBC’s website at www.cibc.com. Vote results will also be filed on SEDAR at www.sedar.com.

Contacting CIBC’s Board of Directors

You may contact the Board, the Chair of the Board, a Board committee or a director at corporate.secretary@cibc.com or CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2.

Directors’ Approval

The Board approved the contents of this Circular and sending it to shareholders.

Michelle Caturay

Senior Vice-President, Associate

General Counsel and Corporate

Secretary

February 28, 2019

CIBC PROXY CIRCULAR	94

Head Office 199 Bay Street Commerce Court Toronto, Ontario M5L 1A2 Canada	Investor Relations Call: 416 861-8870 Email: investorrelations@cibc.com

All paper used in the production of CIBC's 2019 Management Proxy Circular is Forest Stewardship Council® (FSC®) certified.

This paper is acid free and elemental chlorine free. Only vegetable-based, low-VOC inks have been used.